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04024198

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 4624 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/12/04

Aur RESOURCES INC.

CAPACITY FOR GROWTH

2003 ANNUAL REPORT



Aur Resources Inc. is a Canadian-based, international mining company active in the acquisition, exploration, development and mining of mineral properties. Aur has three producing mining operations and derives approximately 95% of its revenue from the production and sale of copper.

The Company's strategic objectives are to expand its activities in the mining business with emphasis on base metals and to increase profitability and thereby enhance shareholder value on a long-term basis.

Aur has a highly skilled and experienced team of employees, efficient mining operations, a solid financial position and a commitment to safety and environmental preservation.



Louvicourt Mine
Duck Pond, Newfoundland
Toronto, Ontario
Cerro Colorado, Panama
Quebrada Blanca Mine
Andacollo Mine
Santiago, Chile
Head Office
Mine
Development Stage Project
Exploration Office

Cover: Stacking heap leach ore at the Quebrada Blanca Mine


2003

All dollar amounts in US$

OPERATING AND FINANCIAL HIGHLIGHTS

Copper production a record 249 million pounds

Mine operating earnings a record $80 million

Copper quality 100% LME Grade A at Quebrada Blanca and Andacollo

Reserve increases at Quebrada Blanca and Andacollo

Cash operating costs of $0.50 per pound of copper sold

Full environmental compliance

$125 million of senior unsecured notes issued

Bank debt repaid

$35 million convertible debenture repaid with cash

(US$ millions except where otherwise noted)	2003	2002
Realized copper price ($/lb.)	**0.84**	0.78
Revenue	**215.6**	195.6
Cash flow from operating activities	**60.2**	57.1
– $/share	**0.65**	0.62
Net earnings	**10.9**	10.7
– $/share	**0.11**	0.10
Investment in property, plant & equipment	**7.1**	31.5
Bank debt at year end	**0**	120.5
Convertible debt at year end	**0**	35.0
Senior notes outstanding at year end	**125.0**	0
Cash at year end	**75.3**	57.9
Net debt to net debt plus equity	**18%**	23%

INSIDE

RECORD COPPER PRODUCTION WITH STRONG CASH FLOW AND INCREASED FINANCIAL STRENGTH AND FLEXIBILITY HIGHLIGHTED AN EXCELLENT YEAR FOR AUR IN 2003



James W. Gill
President and Chief Executive Officer

Copper prices rose and the benefits to be derived from our mining asset investments and careful financial management began to be realized as the higher portion of the metal price cycle began in the fourth quarter. Operational and financial objectives established for 2003 were, for the most part, achieved and 2004 is shaping up to be the best year in Aur's history.

2003

Copper production and mine operating earnings established new records of 248.8 million pounds and $80.4 million for Aur from the Quebrada Blanca, Andacollo and Louvicourt mines in 2003. Cash operating costs were $0.50 per pound of copper sold, a very solid performance given the escalating energy prices and the strengthening value of the Chilean peso during a year in which the global demand for both copper and energy increased. Quebrada Blanca set a new copper production record as the dump leach facility completed its first year of operation and the capital investments made in 2001 and 2002 began to positively impact operating performance. Andacollo continued its steady operations and a leach pad expansion project was initiated to meet the mine's longer term operational requirements. Cathode copper production was 100% LME grade A quality again in 2003. Louvicourt had an excellent year and, despite reduced mill throughput, maintained the same cash operating costs of $0.46 per pound of copper sold as in 2002. All three mines operated in full environmental compliance and had good safety records in 2003.

Aur realized an average price of $0.84 per pound of copper sold in 2003, $0.03 higher than the LME average price. Despite this low copper price, Aur had earnings of $10.9 million, generated cash flow from operating activities of $60.2 million in 2003 and increased its cash balances by $17.4 million to $75.3 million at year end, all of which exceeded the original budget estimates. Increased financial flexibility, an important objective set for the year, was achieved with the issuance of $125 million of senior notes and the repayment of our bank debt in March, as well as the repayment, with cash, of our $35 million convertible debenture in June. These transactions, in combination with the strong financial performance, particularly in the fourth quarter when copper prices began their rise to current levels, placed Aur in an excellent financial position at year end.

Business development was active in 2003 as both the search for development stage and producing mining assets for acquisition and our exploration programs, designed to discover new mineral deposits for development into mines, continued. Encouraging copper mineralization was discovered on the Petacas property in Chile, the Duck Pond feasibility study update was nearing completion at year end and a number of projects were identified as acquisition targets. As metal prices rose in the second half of the year, so did the number of projects available for purchase. Understandably, the acquisition costs also rose, a situation which may make the acquisition of quality properties on a cost effective basis more difficult in this increasingly competitive market.

Strategy for Growth

Aur's strategic objective is to enhance shareholder value on a long-term basis through the expansion of its activities in the mining business and consequent increased profitability.

The key ingredients required to achieve this objective and continue to build Aur into a large, international mining company are mines with solid ore reserves, skilled and motivated employees and financial strength. Aur's mining operations generate substantial cash flow for reinvestment and our experienced, professional employees are committed to developing new ideas which will improve mine operations, to discovering new ore deposits and to identifying acquisition opportunities to expand our metal production. Aur also has the financial strength, based upon a strong balance sheet, significant positive cash flow even at the bottom of the metal price cycle, and solid cash balances, to finance growth opportunities as they become available.

This Annual Report contains important information on how we have performed in implementing our growth strategy to date and the reasons for our very positive view of Aur's future. I encourage you to read it to learn more about Aur.

Economic growth in the world is expected to continue for the foreseeable future, with copper continuing to be the most important base metal used in providing improved standards of living on a global basis going forward. Aur intends to be both a contributor to, and a beneficiary of, this process in the years ahead.

2004

Aur expects 2004 to be a very good year as our mining operations continue their reliable, low-cost performance and our revenues increase substantially due to higher copper prices. The key objectives we have established for this year are:

- copper production of at least 241 million pounds at an average cost per pound of $0.51
- earnings of $48 million and cash flow of $99 million assuming an average copper price of $1.05 per pound
- operate in full environmental compliance and with an ongoing commitment to safety in the workplace
- expand business development activities beyond the Americas and make exploration discoveries
- make a meaningful growth acquisition which will meet our 15% targeted return on capital, and
- make a decision regarding the Duck Pond development project.

The optimization of our mining operations, undertaken over the past 3 to 5 years through the investment of over $40 million, is now materially impacting Aur's financial performance as we begin to also benefit from the higher portion of the copper price cycle. Should the copper price remain in the current range of $1.30 to 1.40 per pound throughout 2004, our cash balances should rise to between $200 and $225 million by year end, placing Aur in a very strong position to complete, before that time, the acquisition of a new high quality, long-term mining asset. We will be aggressive in our acquisition efforts but will also remain focused on our commitment to ensure that only quality assets capable of providing solid financial returns at reasonable long-term metal prices are acquired at prices which will increase shareholder value.

Discipline and persistence have allowed Aur to grow in the past and will produce continued growth in the future. Aur has provided shareholders with a compounded annual return of 15.5%, based upon its stock price, over the 20 year period since becoming a public company in 1983. This is the highest return of any mining company listed on the Toronto Stock Exchange over the full 20 year period. It is our intention to continue to provide these solid returns to shareholders by utilizing our technical and financial strengths and by taking full advantage of our substantial capacity to grow.

Aur's directors and management believe that the highest ethical standards and full, accurate and timely disclosure are fundamental to any business enterprise. Aur's operating standards, both technical and financial, have always been and will continue to be at the highest level. We will continue to ensure that our shareholders and the public at large are kept fully informed of what we are doing, why we are doing it and how our business activities are expected to impact shareholder value.

Aur is a stronger company today than it has ever been. Our mines are reliable and generate positive cash flow at the bottom of the metal price cycles; we own important, but as yet undeveloped, copper resources which can provide a long-term source of production; we have a team of experienced, professional employees dedicated to continuing Aur's growth in both metal production and profitability; and, we have the financial and operating assets to allow the implementation of our growth strategy. I am proud to be associated with all the members of the Aur team and I thank them all personally and on behalf of the board of directors for their commitment to this fine company.

James W. Gill
President and Chief Executive Officer

March 18, 2004

PRODUCTION CAPACITY



Conveyors and secondary and tertiary crushing plant at the Quebrada Blanca Mine

THE QUEBRADA BLANCA MINE PRODUCED A RECORD 176.6 MILLION POUNDS OF COPPER



David Brace, President, South America Division

Quebrada Blanca Mine – Chile

The Quebrada Blanca Mine established a copper production record of 176.6 million pounds in 2003 and reached the target for 2003 established by Aur at the time of its purchase in November 2000. Copper quality was 100% LME Grade A and the process of registering the Quebrada Blanca cathode copper brand on the LME is expected to be completed in 2004.

Located at an elevation of 4,300 metres in the high Andes of northern Chile, this open pit, heap leach copper mine is accessed by road, 170 kilometres southeast of the port city of Iquique. Operating in this high altitude environment is challenging and the approximately 1,225 members of the Quebrada Blanca team have done an excellent job in making this an efficient, reliable mine for Aur (76.5%), and its partners, Pudahuel (13.5%) and ENAMI (10%).

Mine operating earnings were $57.2 million, revenue was $144.8 million and cash operating costs were $87.6 million at Quebrada Blanca in 2003. The cash operating costs, which include all transportation, marketing and direct administration costs, were $0.50 per pound of copper sold. Higher fuel costs and the higher value of the Chilean peso relative to the US dollar, which correlated with rising copper prices in the latter part of the year, were the principal reasons that the cash operating costs were $0.02 per pound higher than in 2002.

A total of 35.5 million tonnes of rock, equal to approximately 97,000 tonnes per day, was mined in 2003, of which 7.3 million tonnes were crushed, agglomerated and stacked on the heap leach pads at an average grade of 1.25% copper and 6.8 million tonnes were placed uncrushed on the dump leach pads at an average grade of 0.46% copper.

Processing of the ore resulted in 176.6 million pounds of copper being produced in 2003, of which 147.0 million pounds came from heap leach ore and 29.6 million pounds from the dump leach facility. The dump leach facility completed its first year of operation in 2003 and production was approximately 30% higher than budgeted, allowing Quebrada Blanca to establish its new record for production.

Capital expenditures on property, plant and equipment totaled $2.8 million in 2003, of which $1.4 million was spent on energy optimization projects, $0.4 million on a GPS system to improve grade control in the mine and $0.6 million on upgrades in the plant and data support systems.

QUEBRADA BLANCA MINE STATISTICS (100%)

	1999	2000	2001	2002	**2003**	2004 *Budget*
Operations						
Tonnes ore & waste mined (millions)	31.8	28.7	30.5	30.8	**35.5**	36.6
Tonnes heap leach ore stacked (millions)	5.8	5.9	7.5	7.3	**7.3**	7.7
Tonnes heap leach ore stacked/day	16,030	16,396	20,435	20,052	**19,877**	21,096
Total copper grade stacked (%)	1.49	1.49	1.46	1.52	**1.25**	1.29
Soluble copper grade stacked (%)	1.27	1.24	1.34	1.41	**1.10**	1.09
Tonnes dump leach ore mined (millions)	–	–	5.1	3.3	**6.8**	6.5
Total copper grade of dump leach mined (%)	–	–	0.58	0.59	**0.46**	0.54
Strip ratio	3.1:1	2.7:1	1.4:1	1.9:1	**1.5:1**	1.6:1
Production						
Copper cathode produced (million lbs.)	161.1	151.3	164.4	162.8	**176.6**	174.4
Copper cathode produced (tonnes)	73,077	68,615	74,577	73,827	**80,084**	79,104
Costs						
Operating cost per pound of copper sold*	$ 0.52	$ 0.52	$ 0.47	$ 0.48	**$ 0.50**	$ 0.50
Capital expenditures (millions)	–	$ 6.7	$ 9.8	$ 25.2	**$ 2.8**	$ 1.7

* *Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.*



QUEBRADA BLANCA MINE LEACHABLE MINERAL RESERVES AND RESOURCES (100%)

At December 31, 2003

Mineral Reserves

	Heap Leach			**Dump Leach**			**Total**		
	t(000's)	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*
Proven	43,134	1.22	1.03	53,436	0.54	0.32	96,570	0.85	0.64
Probable	36,394	1.02	0.89	53,913	0.45	0.29	90,307	0.68	0.53
Total Reserves	**79,528**	**1.13**	**0.97**	**107,349**	**0.50**	**0.31**	**186,877**	**0.77**	**0.59**

Mineral Resources (including Reserves)

	Heap Leach			**Dump Leach**			**Total**		
	t(000's)	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*	*t(000's)*	*TCu(%)*	*SCu(%)*
Measured	43,853	1.23	1.04	56,702	0.54	0.32	100,555	0.84	0.63
Indicated	39,468	1.02	0.89	82,600	0.45	0.28	122,068	0.63	0.48
Total Resources	**83,321**	**1.13**	**0.97**	**139,302**	**0.49**	**0.30**	**222,623**	**0.73**	**0.55**
Inferred	19,998	0.95	0.81	55,283	0.43	0.27	75,280	0.57	0.42

Notes:

"t(000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Neil C. Barr, P.Geo., Chief Geologist at the QB mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the QB03 resource block model and adjusted for the pit topography on December 31, 2003.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.50 SCu% for heap leach, 0.125 SCu% for sulphide dump leach, and 0.161 SCu% for oxide dump leach material. Proven reserves include broken stockpiles totaling 19.7million tonnes grading 0.54 TCu% (0.41 SCu%). Measured resources are defined by a minimum of 20 drill hole assay composites and a drill hole spacing of approximately 50 m x 50 m x 70 m, indicated resources are defined by between 9 and 19 drill hole assay composites and a drill hole spacing of approximately 70 m x 70 m x 100 m and inferred resources, by between 4 and 8 drill hole assay composites and a drill hole spacing of approximately 100 m x 100 m x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Mineral reserves at Quebrada Blanca increased by 42.2 million tonnes to 186.9 million tonnes at an average grade of 0.77% copper at December 31, 2003 after mining 14.0 million tonnes of ore during 2003. The major component of this increase resulted from the upgrading of 38.4 million tonnes of inferred resources into the measured and indicated categories and their conversion into proven and probable reserves. The current mine plan for Quebrada Blanca incorporates sufficient reserves and resources to sustain mining operations until 2015. There remains significant potential to extend minelife through the discovery of new resources and the conversion of existing inferred resources into mineral reserves through additional drilling programs.

Quebrada Blanca maintains a rigorous program of training and awareness designed to continuously improve safety in the workplace at all levels of the operation. In 2003, there were no lost-time accidents resulting in serious injury and a concerted effort to minimize safety risks will continue to be of utmost importance at Quebrada Blanca. The mine operated in full environmental compliance in 2003.

In 2004, the Quebrada Blanca Mine is expected to produce at least 174 million pounds of LME Grade A cathode copper at a cash operating cost of $0.50 per pound of copper sold, including all transportation, marketing and direct administrative costs. A total of 36.6 million tonnes of rock is scheduled to be mined, of which 7.7 million tonnes will be heap leach ore at an average grade of 1.29% copper and 6.5 million tonnes will be dump leach ore at an average grade of 0.54% copper.

Capital expenditures on property, plant and equipment in the mine, plant and data management areas are budgeted at $1.7 million for 2004. Quebrada Blanca operates under a collective agreement with a local union established at the mine. This agreement is expected to be successfully renegotiated prior to its expiration in late June 2004. To date, approximately 76% of Quebrada Blanca's 2004 budgeted copper production has been committed for sale under a number of monthly contracts which provide for a premium to LME copper prices of between $0.05 and $0.06 per pound. The balance of 2004 copper production will be sold on a spot basis.

The Quebrada Blanca property covers an area significantly larger than the area of the existing reserves and resources. Exploration work designed to discover new copper resources which could extend the current mine life at Quebrada Blanca will continue in 2004. In addition, the primary copper deposit which lies beneath the existing mineral reserves has the demonstrated potential to host substantial reserves and resources, a possible source of longer-term copper production. This deposit, which has seen very limited drill testing to date, will be evaluated in future years.

The Quebrada Blanca Mine is now the reliable, low-cost producer of high quality cathode copper that Aur expected it to become when it was acquired in late 2000. The copper price is now entering the higher portion of the normal price cycle and Quebrada Blanca is well positioned to generate significant financial returns in the years ahead.

Dump leach copper solution collection ponds at the Quebrada Blanca Mine



A TOTAL OF 16.1 MILLION TONNES OF ROCK WAS MINED OF WHICH 3.7 MILLION TONNES WAS ORE AT AN AVERAGE GRADE OF 0.80% COPPER

Andacollo Mine – Chile

The Andacollo Mine produced 46.4 million pounds of very high quality, LME registered Grade A cathode copper in 2003, its seventh year of full production. Revenue was $37.9 million and cash operating costs were $24.5 million, generating mine operating earnings of $13.4 million and cash flow of $8.6 million for Aur in 2003.

Andacollo is an open pit, heap leach copper mine located at an elevation of 1,000 metres and 55 kilometres by paved road from the port city of La Serena in north-central Chile. The town of Andacollo is located close to the mine and approximately 83% of the 450 employee and contractor workforce are from this community. Most employees are members of a local union established at the mine and operate under a collective agreement which is expected to be successfully renegotiated prior to its expiry in early June 2004.

Mineral reserves at Andacollo, after taking into account 3.7 million tonnes of ore mined during the year, decreased by 1.7 million tonnes to 17.7 million tonnes at an average grade of 0.75% copper at December 31, 2003. Measured and indicated resources increased by 4.6 million tonnes to 62.8 million tonnes at year end principally due to the upgrading of approximately 3.8 million tonnes of inferred resources into the measured and indicated categories. The current mine plan for Andacollo incorporates sufficient reserves to sustain copper production until at least 2009.

Geological work carried out in 2003 has identified highly prospective new exploration targets adjacent to the existing mineral reserves which have the potential to increase the reserves at Andacollo and thereby extend the minelife. These targets will be drilled in 2004.

In 2003, a total of 16.1 million tonnes of rock was mined, of which 3.7 million tonnes was ore at an average grade of 0.80% copper. The ore was crushed, agglomerated and stacked on the heap leach pads for processing. Capital expenditures in 2003 totaled $2.1 million and included $0.7 million for scheduled major overhauls to the mine truck fleet and $0.2 million on the regular annual lead anode replacement program in the electrowinning plant. In addition, $0.9 million of work on the two year, $2.5 million heap leach pad expansion project, scheduled to be completed in the first half of 2004, was carried out in 2003.



Juan Yáñez examining revegetation testwork at the Andacollo Mine



Carlos Aguirre washing copper cathodes at the Andacollo Mine

ANDACOLLO MINE STATISTICS (100%)

	1999	2000	2001	2002	**2003**	2004 *Budget*
Operations						
Tonnes ore & waste mined (millions)	9.6	12.7	16.4	16.6	**16.1**	17.1
Tonnes ore stacked (millions)	3.0	3.4	3.7	3.8	**3.7**	3.6
Tonnes ore stacked/day	8,085	9,405	10,441	10,519	**9,990**	9,889
Total copper grade stacked (%)	0.93	0.94	0.81	0.77	**0.80**	0.80
Soluble copper grade stacked (%)	0.75	0.79	0.71	0.67	**0.73**	0.68
Strip ratio	2.5:1	2.7:1	3.4:1	3.3:1	**3.4:1**	3.7:1
Production						
Copper cathode produced (million lbs.)	48.1	48.6	46.5	48.7	**46.4**	47.8
Copper cathode produced (tonnes)	21,800	22,029	21,095	22,109	**21,033**	21,669
Copper inventory in heaps (tonnes)	10,161	13,630	10,188	7,148	**9,399**	9,662
Costs						
Operating cost per pound of copper sold*	$ 0.49	$ 0.44	$ 0.52	$ 0.50	**$ 0.54**	$ 0.55
Capital expenditures (millions)	–	$ 0.2	$ 2.9	$ 1.8	**$ 2.1**	$ 2.6

* *Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.*

ANDACOLLO MINE LEACHABLE MINERAL RESERVES AND RESOURCES (100%)

At December 31, 2003

Mineral Reserves

	t(000's)	*TCu(%)*	*SCu(%)*
Proven	17,371	0.75	0.66
Probable	360	0.59	0.52
Total Reserves	**17,731**	**0.75**	**0.65**

Mineral Resources (including Reserves)

	t(000's)	*TCu(%)*	*SCu(%)*
Measured	53,389	0.54	0.45
Indicated	9,425	0.69	0.64
Total Resources	**62,814**	**0.57**	**0.48**
Inferred	773	0.50	0.45

Notes:

"t(000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the August, 2003 final pit outline which was derived from the 2003 resource block model and adjusted for the pit topography at December 31, 2003.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and variable cut-off grades ranging from 0.20 SCu% to 0.38 SCu% and averaging 0.28 SCu%. Proven reserves include broken stockpiles totaling 0.27 million tonnes averaging 0.79 TCu% (0.55 SCu%) and measured resources include broken stockpiles totaling 4.8 million tonnes averaging 0.48 TCu% (0.30 SCu%), with the remainder being in situ. Measured resources are defined by a minimum of 22 drill hole assay composites and a drill hole spacing of approximately 50 m, indicated resources by between 3 and 21 drill hole assay composites and a drill hole spacing of approximately 50 m x 75 m to 100 m and inferred resources by up to 2 composites and drill holes spaced at over 100 m.

Additional low grade mineral reserves totaling 5.7 million tonnes grading 0.35 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected minelife.

Resources that do not qualify as reserves do not have demonstrated economic viability.



Loading blast holes at the Andacollo Mine

The Andacollo Mine continued its excellent safety and environmental performance in 2003. There was one lost-time accident during the year and the mine operated in full environmental compliance throughout 2003. The training programs and emphasis on safety awareness and preservation of the environment will continue to be of the highest priority at Andacollo.

In 2004, copper production is expected to be 47.5 million pounds of 100% LME registered Grade A cathode copper at a cash operating cost of $0.54 per pound of copper sold, including all transportation, marketing and direct administrative costs. A total of 17.1 million tonnes of rock is scheduled to be mined in 2004, of which 3.6 million tonnes will be ore at an average grade of 0.80% copper, which will be crushed, agglomerated and stacked for leaching on the heap leach pads. The capital investment budget for 2004 is $2.6 million and includes $1.2 million for scheduled major equipment overhauls and $1.2 million to complete the leach pad expansion project. The leach pad expansion is expected to be completed in April, $0.4 million under the original budget. Exploration work to discover new copper resources adjacent to the existing reserves will be carried out in the first half of 2004.

An important primary copper deposit underlies the supergene resources currently being mined at Andacollo (see the Business Development section of this report). Given the improved copper prices and supply/demand balance, an updated pre-feasibility study to establish the economic viability for the development of this deposit for production will be carried out in 2004.

Approximately 78% of Andacollo's scheduled copper production has been committed for sale under contracts which provide for a minimum premium to the LME copper price of approximately $0.06 per pound with the balance of 2004 production to be sold on a spot basis. The CDA brand cathode copper continues to be recognized as amongst the highest quality in the world.

The Andacollo Mine has established itself as a reliable, efficient producer of very high quality cathode copper. Copper prices have risen significantly over the last four months and, at the budgeted copper price of $1.05 per pound for 2004, Andacollo is expected to generate $9.2 million of net earnings and $15.9 million of cash flow to Aur's account. Aur (63%) and its partners, Compañía Minera del Pacífico (27%) and ENAMI (10%), expect the Andacollo Mine to continue its efficient, profitable operating performance in the years ahead.

THE LOUVICOURT MINE REMAINS A RELIABLE PROFITABLE ASSET FOR AUR



Ed Stuart, President,
North & Central America Division

Louvicourt Mine – Val d'Or, Quebec

The Louvicourt Mine completed its ninth full year of production in 2003 and, as a result of low operating costs and a significant rise in the copper and zinc prices in the fourth quarter of the year, generated $28.3 million of cash flow of which $8.5 million represented Aur's 30% share. Aur's share of mine revenue, operating earnings, and cash operating costs was $29.4, $9.8 and $19.6 million, respectively, in 2003.

Metal production in 2003 was 86 million pounds of copper, 39 million pounds of zinc, 687,000 ounces of silver and 19,000 ounces of gold in concentrates generated from the mining and milling of 1.3 million tonnes of ore at an average grade of 3.2% Cu, 1.7% Zn, 26.3 g/t Ag and 0.68 g/t Au.

Louvicourt's 2003 minesite operating costs of $29.00 per tonne milled were excellent considering the reduced production and the challenges inherent in operating a mine during its last years of operation. The excellent operating performance by the Louvicourt team, together with continued low smelting and refining costs, resulted in cash operating costs, net of by-product zinc, silver and gold credits, of $0.46 per pound of copper produced. There were no capital expenditures in 2003 and none are expected for the balance of Louvicourt's minelife. The Mine operated in full environmental compliance in 2003 and also maintained its good safety record.

Exploration work designed to discover additional resources in the immediate area of the mine infrastructure was not successful in 2003; however, a number of untested targets to the west of the existing reserves and one deep unexplained geophysical anomaly will be drilled in 2004. Should new economic resources not be identified by this exploration program, Louvicourt can be expected to close in mid-2005 when the remaining reserves will have been mined out.

LOUVICOURT MINE STATISTICS (100%)

	1999	2000	2001	2002	**2003**	2004 *Budget*
Operations						
Tonnes milled	1,612,475	1,586,045	1,570,820	1,485,052	**1,260,334**	1,098,000
Tonnes per day	4,418	4,345	4,304	4,069	**3,453**	3,000
Copper grade (%)	4.2	3.3	3.4	3.1	**3.2**	2.7
Zinc grade (%)	1.4	1.4	1.4	1.6	**1.7**	2.1
Silver grade (g/t)	28.5	24.7	25.2	24.0	**26.3**	24.5
Gold grade (g/t)	1.01	0.85	0.91	0.83	**0.68**	0.79
Copper recovery (%)	96.9	96.8	96.9	96.8	**96.8**	96.3
Zinc recovery (%)	77.9	81.4	82.3	83.8	**83.8**	84.5
Silver recovery (%)	72.2	72.2	69.5	65.0	**64.4**	63.3
Gold recovery (%)	72.2	69.2	72.2	70.5	**69.4**	68.3
Production						
Copper concentrate (tonnes)	228,274	179,478	183,857	156,765	**138,514**	101,915
Zinc concentrate (tonnes)	30,417	32,805	32,232	35,736	**31,926**	33,778
Copper production (million lbs.)	143	112	114	99	**86**	64
Zinc production (million lbs.)	37	40	39	44	**39**	42
Silver production (oz.)	1,068,000	870,000	884,000	746,000	**687,000**	547,000
Gold production (oz.)	37,700	31,000	33,300	27,800	**19,000**	19,100
Costs						
Production cost per pound of copper sold *†	$ 0.41	$ 0.42	$ 0.45	$ 0.46	**$ 0.46**	$ 0.54
Minesite operating cost per tonne of ore milled †	$ 24.30	$ 24.95	$ 25.99	$ 26.25	**$ 29.00**	$ 32.77
Capital expenditures (millions)	$ 2.5	$ 2.0	$ 1.2	$ 0.0	**$ 0.0**	$ 0.0

* *Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits.*
† *Aur's 30% share.*

LOUVICOURT MINERAL RESERVES AND RESOURCES (100%)

At December 31, 2003

Mineral Reserves

	t(000's)	*Cu (%)*	*Zn (%)*	*Ag (g/t)*	*Au (g/t)*
Proven	1,629	2.76	1.96	23.8	0.85
Probable	12	0.16	9.42	48.3	0.99
Total	**1,641**	**2.74**	**2.01**	**24.0**	**0.85**

Mineral Resources (including Reserves)

	t(000's)	*Cu (%)*	*Zn (%)*	*Ag (g/t)*	*Au (g/t)*
Measured	1,230	3.66	2.48	30.2	1.06
Indicated	9	0.21	11.91	61.4	1.24
Total	**1,239**	**3.64**	**2.55**	**30.4**	**1.06**
Inferred	0	0	0	0	0

Notes:
"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors.

The reserve calculations incorporate a copper price of $0.85/lb., a zinc price of $0.40/lb., a silver price of $5.00/oz., a gold price of $325/oz., an exchange rate of $1.00=CDN$1.35 for material to be mined in 2004 and $0.95/lb, $0.50/lb, $5.00/oz, $350/oz and $1.00=CDN$1.43 respectively for material scheduled to be mined in 2005, and a net smelter return cut-off of CDN$36.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are, approximately, 0.3% CuEq for 1% Zn, 0.005% CuEq for 1 g/t Ag and 0.5% CuEq for 1 g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Measured, indicated and inferred resources (none in this case) are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.



Louvicourt's 2002 mine closure plan, which was designed to ensure an environmentally sound post-closure reclamation program, received preliminary approval from the Quebec Ministry of Natural Resources in 2003. The mine closure and reclamation costs, including all employee severance, have been estimated at $5.2 million, of which Aur's share would be $1.5 million. This closure plan will be updated as appropriate prior to final mine closure.

Louvicourt's operating plan for 2004 calls for the production of 64 million pounds of copper, 42 million pounds of zinc, 547,000 ounces of silver and 19,100 ounces of gold from the mining and milling of 1.1 million tonnes of ore at an average grade of 2.7% Cu, 2.1% Zn, 24.5 g/t Ag and 0.79 g/t Au. Minesite operating costs are expected to be $32.77 per tonne of ore milled and cash operating costs, net of by-product credits, are forecast at $0.54 per pound of copper produced. At the budgeted copper price of $1.05 per pound in 2004, Aur's share of Louvicourt's revenue, operating income and operating cash flow will be approximately $27.8, $9.7 and $9.9 million, respectively.

The Louvicourt Mine remains a reliable, profitable asset for Aur and its partners Novicourt Inc. (45%) and Teck Cominco Limited (25%). Aur, as mine operator, is committed to ensuring it continues its track record as one of the most efficient underground base metal mines in Canada through to its expected closure in mid-2005.

Paste backfill plant and headframe at the Louvicourt Mine





Wayne Levert drilling blast holes underground at the Louvicourt Mine

FINANCIAL CAPACITY



KONE

Electrowinning plant at the Quebrada Blanca Mine

Aur's strategic objective is to enhance shareholder value on a long-term basis through the expansion of its activities in the mining business and related increased profitability. To be successful in achieving this objective, a strong balance sheet, positive operating cash flow throughout the metal price cycle and solid cash balances are essential as they provide the financial capability to create long-term growth.

A strong balance sheet, at any point in time, results from competent management of the company's existing assets and liabilities, as well as the maintenance of sufficient cash resources which, together with the borrowing capacity provided by the existing operating assets, allows new growth assets to be acquired with minimal equity dilution.

Aur's management practices incorporate the principles of maintaining cash operating costs at its mines in the lower half of the global cost curve and achieving a return on invested capital of at least 15% for mining investments. From a financial management point of view, these principles also include maintaining significant conservatively invested cash balances and the rapid reduction of debt obligations incurred to finance previous growth acquisitions. The adherence to these principles has allowed Aur to increase shareholder value by providing a 15.5% annual compounded return to shareholders, based upon share price appreciation, over the 20 years that Aur has been a public company.

In November 2000, Aur completed the $304 million acquisition of a 76.5% interest in the Quebrada Blanca Mine which almost tripled Aur's annual copper production and quadrupled its copper reserves. To finance this acquisition, bank debt of $170 million and convertible debt of $35 million was incurred, with the balance being financed with equity and from existing cash resources. Aur's ability to finance this transaction at a time when its market capitalization was approximately $100 million and copper prices were in the lower portion of the price cycle was, in large part, due to its track record of low-cost, efficient mining operations and history of prudent financial management. Despite low copper prices in 2001 and

Net Debt to Net Debt Plus Equity (1)



50%
25%
0%
-25%
44
29
23
18
14
2000
2001
2002
2003
2004
Budget

(1) Net debt is the bank loan and senior notes less cash balances; equity is shareholders' equity less the equity portion of the convertible debt.



Wayne Levert drilling blast holes underground at the Louvicourt Mine


5+5t
KONE

FINANCIAL CAPACITY

Electrowinning plant at the Quebrada Blanca Mine

Aur's strategic objective is to enhance shareholder value on a long-term basis through the expansion of its activities in the mining business and related increased profitability. To be successful in achieving this objective, a strong balance sheet, positive operating cash flow throughout the metal price cycle and solid cash balances are essential as they provide the financial capability to create long-term growth.

A strong balance sheet, at any point in time, results from competent management of the company's existing assets and liabilities, as well as the maintenance of sufficient cash resources which, together with the borrowing capacity provided by the existing operating assets, allows new growth assets to be acquired with minimal equity dilution.

Aur's management practices incorporate the principles of maintaining cash operating costs at its mines in the lower half of the global cost curve and achieving a return on invested capital of at least 15% for mining investments. From a financial management point of view, these principles also include maintaining significant conservatively invested cash balances and the rapid reduction of debt obligations incurred to finance previous growth acquisitions. The adherence to these principles has allowed Aur to increase shareholder value by providing a 15.5% annual compounded return to shareholders, based upon share price appreciation, over the 20 years that Aur has been a public company.

In November 2000, Aur completed the $304 million acquisition of a 76.5% interest in the Quebrada Blanca Mine which almost tripled Aur's annual copper production and quadrupled its copper reserves. To finance this acquisition, bank debt of $170 million and convertible debt of $35 million was incurred, with the balance being financed with equity and from existing cash resources. Aur's ability to finance this transaction at a time when its market capitalization was approximately $100 million and copper prices were in the lower portion of the price cycle was, in large part, due to its track record of low-cost, efficient mining operations and history of prudent financial management. Despite low copper prices in 2001 and

Net Debt to Net Debt Plus Equity (1)


50%
25%
0%
-25%
44
29
23
18
14
2000
2001
2002
2003
2004
Budget

(1) Net debt is the bank loan and senior notes less cash balances; equity is shareholders' equity less the equity portion of the convertible debt.

AUR CONTINUES TO SEEK OUT PROJECTS WHICH HAVE THE POTENTIAL TO BE OF INTEREST AS ACQUISITIONS

Development Stage Projects

Duck Pond Deposit – Central Newfoundland, Canada



Current/Past Producer
0 100
kilometres
N
St. Anthony
Rambler (Cu, Au)
Nugget Pond (Au)
Hammerdown (Au)
Grand Falls-Windsor
Gander
Beaver Brook (Sb)
Buchans (Zn, Pb)
Corner Brook
Stephenville
Duck Pond
Channel-Port-aux-Basques
Hope Brook Mine (Au)
Marystown
St. John's

Aur has the right to earn a 100% interest in the Duck Pond property located in central Newfoundland by developing the Duck Pond copper-zinc-silver-gold deposit for production by the end of 2006 and by making a CDN$3.0 million payment to Noranda Inc.

Since its acquisition in March 2002, Aur has been evaluating the optimal development and operating plan for Duck Pond given the relatively small size of the deposit. Aur has re-evaluated the mineral resources and reserves at Duck Pond and, based upon these new reserves of 4.1 million tonnes at an average grade of 3.3% Cu, 5.7% Zn, 59 g/t Ag and 0.86 g/t Au, an updated development and operating plan indicates that a 1,500 tonne per day mining operation could be constructed for a capital investment, excluding working capital, of approximately $79 million.

The reserves in the updated Aur operating plan do not include 1.1 million tonnes of inferred resources grading 3.0% Cu, 7.1% Zn, 71 g/t Ag and 0.8 g/t Au in the Sleeper and Lower Duck zones which may be available to extend minelife should they be established as economically viable in the future.

At copper and zinc prices of $0.95 and $0.50 per pound, respectively, Duck Pond will not meet Aur's minimum 15% return on invested capital criteria. Optimization studies currently underway have identified areas, principally in the mill and on surface buildings, where start-up capital and operating costs could be reduced. Savings on surface infrastructure such as roads, power supply, communications and port facilities could also be achieved should support from the Government of Newfoundland and Labrador be forthcoming. Upon completion of these studies, expected before mid-2004, a production decision will be considered.

Andacollo Primary Copper Deposit – Chile

The Andacollo property hosts, in addition to the supergene heap leach copper deposit currently being mined, a large primary copper deposit with the potential to be an important source of future copper production for Aur.

The primary copper deposit contains total measured and indicated mineral resources of approximately 311 million tonnes at an average grade of 0.46% Cu and 0.15 g/t Au at a 0.30% copper equivalent cut-off grade. These mineral resources, estimated prior to the NI 43-101 standards being established, have not as yet been classified into separate measured and indicated categories.

In 1998, Aur carried out a pre-feasibility study for this deposit which indicated that, with a capital investment of approximately $280 million, the deposit could be developed into a mine which would produce, in copper concentrates, approximately 174 million pounds of copper and 55,000 ounces of gold annually for a period of 15 years. The study indicated that, at an average copper price of $1.00 per pound and a gold price of $300 per ounce, the net present value of this deposit at a 10% discount rate was $91 million and the internal rate of return on the invested capital was 16.3%.

Aur intends to carry out an update of the mineral resources and the pre-feasibility study in 2004 in order to evaluate the economics of developing this copper-gold deposit for production.

Quebrada Blanca Primary Copper Deposit – Chile

The Quebrada Blanca property hosts, in addition to the supergene copper deposit currently being mined, a large but essentially unexplored primary copper deposit. This deposit, which underlies the existing mine's mineral resources, has been evaluated by only seven drill holes to date and the overall size and grade of the deposit remains to be determined. Based upon the drilling completed to date, an inferred mineral resource of 225 million tonnes at an average grade of 0.50% Cu was estimated by previous owners in 1999. The potential for increasing the size of this deposit to over one billion tonnes containing significant resources of higher-grade copper mineralization is believed to be excellent. As the current open pit mining operation at Quebrada Blanca has sufficient leachable reserves to sustain mining until at least 2015, the drilling to evaluate the ultimate size and grade of the primary deposit will be carried out in future years. The Quebrada Blanca primary copper deposit represents a potential long-term source of copper production for Aur.

Cerro Colorado Copper Deposit – Panama

The Cerro Colorado copper deposit is one of the largest undeveloped copper deposits in the world with resources, estimated by previous owners, of 1.75 billion tonnes at an average grade of 0.64% copper. Based on the results of a feasibility study carried out by Kvaerner in 1998, this deposit could be economically developed into a large scale, open-pit operation at a minelife average copper price of approximately $1.10 per pound. Aur's preliminary evaluation of this deposit indicates that there is potential to define a significant tonnage of higher grade resources within the area which contains the current resources. In order to assess this potential and the possible merit of an underground, block caving operation, an underground drilling program must be carried out followed by an updated feasibility study at a cost of approximately $10 million. Aur expects to evaluate and develop this deposit, if and when appropriate to do so, with one or more industry partners.

Aur, through its 100% owned subsidiary PanaCobre Inc., had the right to earn a controlling interest in this property from the Government of Panama; however, Aur's rights under the current lease became subject to termination by the Government in March 2003 when the lease was to have expired. While the Government in 2003 provided Aur with written confirmation that an extension to the lease would be granted, to date the lease extension agreement has not been received and, accordingly, PanaCobre's rights to this property remain unclear.

Business Development

Aur intends to expand its metal production and increase its profitability in the years ahead through business activities which include **Exploration** – the search for and acquisition and evaluation of early to advanced stage mineral properties which demonstrate the potential to host economic mineral deposits and **Acquisitions** – the search for and evaluation and acquisition of mineral properties with known resources which are at the development stage or currently in production.

In conducting these business development activities, Aur focuses on base metals with an emphasis on copper and, in particular, on properties with the potential to increase annual metal production by at least 75 million pounds of copper or equivalent and have a minelife of at least 10 years which can provide a rate of return on invested capital of at least 15% giving regard to the cyclical nature of metal prices. Aur will also, under special circumstances, consider other commodities such as gold, silver and diamonds and projects with size and minelife criteria outside these general parameters. Geographically, Aur has, to date, focused on the Americas. Diversification outside the Americas will be undertaken in those jurisdictions believed to be politically and economically acceptable.

The responsibility for directing Aur's business development activities is assigned to Divisions on a geographic basis with overall direction from head office. In evaluating the acquisition of exploration, development and/or producing mineral properties, expertise is drawn from company staff and external consultants as appropriate.

Exploration

Aur carried out exploration work in North, Central and South America in 2003 at a cost of $4.1 million, of which Aur's share was $3.3 million. No new orebodies were discovered in 2003; however, significant copper mineralization was intersected in drilling on the Petacas property in Chile and a number of new projects were identified for acquisition in 2004. In addition, most of Aur's properties in Canada were optioned or sold to interested junior exploration companies. An active exploration program will be carried out by Aur in 2004 at a cost of $4.4 million, of which $2.5 million will be spent in North & Central America and $1.9 million in South America.

North & Central America

The North & Central America Division spent $1.7 million on its exploration activities in 2003. This work included the drilling of 21 holes totaling 14,609 metres on seven properties to test the remaining high priority targets on Aur's large landholdings in the Val d'Or and Flin Flon – Snow Lake mining camps in Quebec and Manitoba/Saskatchewan, respectively, the evaluation of a significant number of exploration properties as potential acquisitions, and the search for joint venture partners to finance ongoing exploration work on idle properties held by Aur. No mineralization of economic significance was discovered in 2003 and a decision to sell or option the Val d'Or and Flin Flon – Snow Lake properties was made.

In the Val d'Or area, option and purchase agreements were subsequently concluded with Alexis Minerals Corporation and Cambior Inc. on fifteen gold properties, including the Aurbel property and its 1,500 tpd gold mill, representing approximately 50% of Aur's total landholding, in that area. If fully exercised, these options will generate cash payments to Aur of approximately $11.2 million ($0.3 million of which was received in 2003) and work commitments of $12.3 million over the next 3 to 4 years, with Aur retaining net smelter return royalties of 2 to 4% on any metal production from these properties. In March 2004, Aur also optioned 18 of its base metal exploration properties in the Val d'Or area to Alexis which can earn 100% of Aur's interest in these properties by incurring $4.0 million on exploration work over the next four years, of which not less than $1.0 million must be spent in 2004, and by making a $1.0 million cash payment to Aur by December 31, 2007. If Alexis' option is exercised, Aur will retain a 2 to 2.5% net smelter royalty from any metal production from these base metal properties.

The Manitoba-Saskatchewan properties were also sold to junior exploration companies in 2003. Thundermin Resources Inc. acquired the RLM property for 176,700 shares of Queenston Mining Inc. and Foran Mining Corporation acquired the remaining properties for 900,000 shares of Foran. Aur retained the right to receive a net smelter royalty from any production from certain of these properties and a back-in right to reacquire a 20 to 60% interest in any mineral deposit on the properties which would be of a meaningful size to Aur.

The sale and optioning of Aur's large mineral property landholdings in the Val d'Or and Manitoba-Saskatchewan areas eliminated the need to maintain exploration offices in those areas. In January 2004, Aur closed these offices and centralized its exploration management team in a new exploration office in the Toronto area. A budget of $2.5 million has been established for 2004 to expand the effort to identify, evaluate and acquire new exploration properties which have the demonstrated potential to host mineral deposits which meet or exceed Aur's established economic targets. This effort will focus on Canada, Central America, Mexico and selected areas in the southwestern United States. Exploration work on the Duck Pond property in Newfoundland, at a cost of $0.3 million, in an effort to increase the reserves is included in the 2004 budget.

South America

Exploration in South America continued to focus on the search for bulk-mineable copper and copper-gold deposits in Chile and Peru and an evaluation of new precious metals opportunities in Argentina in 2003.

Drilling on Aur's Petacas copper-gold property south of Copiapo in north-central Chile intersected copper mineralization of significance which indicates that this property has the potential to host a large copper deposit. A number of prospective copper, copper-gold and precious metal properties were identified for acquisition by Aur's ongoing prospecting programs.

In 2004, exploration activities will include generative and prospecting programs directed toward the discovery of copper and copper-gold deposits in the producing mineral belts of Chile as well as toward high-grade vein-type, gold-silver deposits in the Patagonia area of southern Argentina. The evaluation of the Petacas copper-gold property will also continue in 2004. A budget of $1.9 million has been allocated to carry out these exploration programs.

Acquisitions

Aur's acquisitions program is designed to identify, evaluate and negotiate for the acquisition of development stage and producing mining assets which could increase Aur's metal production and profitability in the near term.

In North & Central America, the bulk of the budget for this program in 2003 was re-allocated to the Duck Pond project to finance the cost of optimizing the mine development plan and to update the feasibility study. In South America, a number of projects, particularly in Chile and Peru, were identified in 2003 as being of interest to Aur and, in 2004, will be pursued to allow increased metal production in the near term.

In 2004, a budget of $1.0 million has been allocated to the acquisitions program. In North & Central America, the search will focus on geologically and politically favourable areas of Canada, the southwestern United States and in several Central American countries at a cost of $0.14 million. In South America, the geographic scope of the acquisitions program in 2004, budgeted at $0.4 million, will be expanded to include Brazil and Bolivia as well as Chile and Peru. The acquisitions program will also be extended to selected areas outside the Americas in 2004 as part of Aur's global diversification and $0.5 million has been allocated to initiate this program. Additional funds to complete acquisitions and conduct post-acquisition work programs will be allocated as required.

COPPER PAGE

Copper is a key metal used in industrial development worldwide. Its unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility, have made it a superior material for use in the electrical energy, telecommunications, building construction, transportation and industrial machinery businesses. Wire and cable products, used principally as energy cable, building wire and magnet wire, account for as much as 75% of copper consumption. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications. The building and construction industry accounts for approximately 40% of worldwide copper usage.

Copper Consumption by End-Use


Consumer and general products 10%
Transportation equipment 12%
Industrial machinery and equipment 11%
Building construction 40%
Electrical and electronic products 27%

Copper End-Products and Applications


Tube, sheet, rod 22%
Other 3%
Wire and cable 75%

World Copper Production Breakdown


China 4%
Former Soviet Union 8%
Oceania 16%
Other 8%
Africa 4%
Europe 6%
North America 14%
South America 40%

Source: CRU

Copper Demand

Global economic development is the principal factor which creates demand for copper. This demand is driven by the increasing intensity of usage in traditional copper-consuming products, as well as by the development of new products in which copper is incorporated.

The demand for copper is forecast to continue to grow by 4 to 6% annually over the next few years from approximately 15.8 million tonnes in 2003 to over 17.3 million tonnes in 2005. The greatest overall increases in copper demand are expected to come from rapidly developing nations where economic growth is at a high level. China is the most dominant of these high industrial growth nations at this time, with other Asian countries and perhaps the eastern European countries, scheduled to enter the European Union in 2004, also expected to be growing demand economies going forward. The large populations of the developing countries create significant demand for consumer products as access to electrical power and general improvements in living standards are achieved. Plumbing supplies, telecommunication devices, electrical appliances, automobiles and air conditioners are typical consumer products which utilize significant amounts of copper. Annual copper consumption per capita in the developing nations is very low by comparison to developed countries and, given their large populations, a modest increase in per capita consumption will result in a large increase in overall copper demand.

COPPER INVENTORIES AND PRICES



Inventories ('000Tonnes)
Price (U.S. ¢/lb.)
1400
1200
1000
800
600
400
200
0
155
140
125
110
95
80
65
50
LME Spot Price
LME Stocks
Comex Stocks
Jan 91
Jan 92
Jan 93
Jan 94
Jan 95
Jan 96
Jan 97
Jan 98
Jan 99
Jan 00
Jan 01
Jan 02
Jan 03
Jan 04

Copper Supply

Global mine production is the principal source of world copper supply, with recycling of copper scrap accounting for 11-13% of total supply. Western world mine production produces approximately 75% of this copper with South America being the largest contributor at 6.0 million tonnes or 40% of global mine production.

High copper prices in the mid-1990's resulted in the development of a significant number of large copper mines which, in the late 1990's, materially increased the copper supply at a time of weakening demand resulting from a global economic slowdown. The resulting low copper prices precipitated a reduction in new mine development projects which has resulted in the global supply not keeping up with the resurgence in demand being driven by China-led Asian economic growth. In 2003, the copper supply of 15.5 million tonnes was below demand by 400,000 tonnes. This supply deficit is expected to continue over the next few years as new supply sources cannot rapidly be made available to meet the forecast demand. Ultimately, high copper prices will result in new mine development to help the growing demand.

Copper Consumption per Capita



Consumption (lb. per capita)
25
20
15
10
5
0
India
China
Brazil
Argentina
Turkey
Spain
Sweden
USA
Germany

Copper Price

Historically, the copper price has been both volatile and cyclical, a reflection of economic conditions and expectations with respect to future supply and demand. During the 1980's and 1990's, the copper price averaged over $1.00 per pound within a range of $0.60 to $1.60. Since the late 1990's, when significant new mine capacity came on stream, copper has been in the lower portion of its normal price cycle. The increasing demand for copper being experienced today, particularly in Asia, together with the slowdown in new mine development, has resulted in an increase in the copper price to over $1.30 per pound today. The copper price is expected to remain strong over at least the next few years should demand also remain strong. LME inventories have decreased from 850,000 tonnes at the beginning of 2003 to the current level of approximately 225,000 tonnes and no new significant production is scheduled to come on stream in the near term to assist in rebalancing the supply/demand deficit.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar amounts are expressed in United States currency)

GENERAL

Aur Resources Inc., is a Canadian company active internationally in the acquisition, exploration, development and mining of mineral properties. Aur has three producing mining operations and derives approximately 95% of its revenue from the production of copper.

Aur's strategic objectives, as established by its Board of Directors, are to expand its activities in the mining business with emphasis on copper, increase profitability and enhance shareholder value on a long-term basis. This will be accomplished by continuing to efficiently operate Aur's existing mining operations, discovering through exploration activities new mineral deposits which can be developed for production and by investing capital to acquire a majority interest in operating mines and/or advanced development stage projects.

Property acquisitions and/or development investments will generally be required to have a minimum mine life of 10 years, result in a minimum increase in annual production of 30% of Aur's current production levels and have the capacity to provide a minimum return on invested capital of 15%. In conducting these activities, Aur will manage its mining operations with an emphasis on low mine operating costs and its financial affairs in a manner which will not put shareholders' equity at material risk recognizing that the copper price is both cyclical and volatile in nature and the single largest component of risk in Aur's business activities. Safety in the workplace and the highest environmental standards will remain core values adhered to at Aur.

This management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") has been prepared in accordance with accounting principles generally accepted in Canada. Information contained within this MD&A is current to February 29, 2004. Aur's reporting currency is the United States dollar and amounts for which the transaction is denominated in a local currency have been translated into US dollars. Revenues from the sale of metals and the majority of operating costs are denominated in US dollars. Certain operating costs at the Louvicourt Mine are denominated in Canadian dollars, while certain operating costs at the Andacollo and Quebrada Blanca mines are denominated in Chilean pesos.



(Left to right) Ed Guimaraes, Controller, Howard Stockford, Executive Vice-President, Jim Gill, President and Chief Executive Officer, Kathy Noble, Assistant Secretary, Peter McCarter, Vice-President and Secretary, and Ron Gagel, Vice-President and Chief Financial Officer.

FINANCIAL RESULTS

OVERVIEW

Operating revenues for the year ended December 31, 2003 were $215.6 million compared to $195.6 million in 2002. After the one-time, non-cash charge to earnings of $4.3 million for the unamortized capitalized financing costs associated with Aur's bank loan that was fully repaid in March 2003, Aur's net earnings were $10.9 million, equal to $0.11 (CDN$0.16) per share for the year, compared to $10.6 million or $0.10 (CDN$0.16) per share in 2002. Cash flow from operating activities was $60.2 million for 2003, compared to $57.1 million in 2002. Aur's cash position at December 31, 2003 was $75.3 million, an increase of $17.4 million from December 31, 2002. Working capital was $98.2 million at December 31, 2003, an increase of $53.0 million from December 31, 2002.

The following table presents a summary of and changes between Aur's Consolidated Statements of Operations for 2003 and 2002.

Summary of Consolidated Statements of Operations

	2003	2002	Change
	$000's	*$000's*	*$000's*
Mining	**212,096**	182,611	29,485
Hedging	**3,505**	13,011	(9,506)
Operating revenues	**215,601**	195,622	19,979
Mining	**(131,664)**	(123,779)	(7,885)
Depreciation and amortization	**(38,915)**	(41,521)	2,606
Mine closure and site restoration	**(2,682)**	(1,303)	(1,379)
Minority interests	**(3,456)**	(1,196)	(2,260)
Operating earnings	**38,884**	27,823	11,061
Exploration	**(3,307)**	(3,977)	670
Administration	**(6,007)**	(5,017)	(990)
Interest on long-term debt	**(7,585)**	(5,606)	(1,979)
Bank financing costs written-off	**(4,279)**	–	(4,279)
Stock-based compensation	**(311)**	–	(311)
Taxes	**(5,250)**	(1,747)	(3,503)
Other	**(1,285)**	(858)	(427)
Net earnings	**10,860**	10,618	242
Basic earnings per share	**0.11**	0.10	0.01

MINING

Ownership interests

Aur owns interests in the Louvicourt, Andacollo and Quebrada Blanca mines.

Aur is the operator of and holds a 30% interest in the Louvicourt Mine located near Val d'Or, Quebec, Canada. The Louvicourt Mine is an underground mining operation that produces copper and zinc concentrates with the copper concentrates including payable silver and gold credits. Aur's Consolidated Financial Statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the Louvicourt Mine joint venture.

Aur owns 63% of the issued capital of Compañía Minera Carmen de Andacollo ("CDA"), the private Chilean corporation that owns the Andacollo Mine, located near the town of Andacollo, Chile at an elevation of 1,000 metres, approximately 55 kilometres southeast of the port city of La Serena. The Andacollo Mine is an open pit mining operation that produces cathode copper using heap leach and solvent-extraction electrowinning ("SX-EW") technology. The operating assets of CDA include property leases, operating infrastructure and water rights necessary for the conduct of mining operations. Aur's Consolidated Financial Statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of the Andacollo Mine, with the non-Aur portion being reflected as minority and/or net profits interests. Aur has preferential rights to certain cash flow from CDA and will receive 70% of the next $41.4 million, plus interest, of CDA's net cash flow and 63% of all cash distributions thereafter.

Aur owns 76.5% of the issued capital of Compañía Minera Quebrada Blanca S.A. ("CMQB"), the private Chilean corporation that owns the Quebrada Blanca Mine, located 170 kilometres southeast of the port city of Iquique, in northern Chile, at an elevation of approximately 4,300 metres. The Quebrada Blanca Mine is an open pit mining operation that produces cathode copper using heap leach, dump leach and SX-EW technology. The operating assets of CMQB include property leases, operating infrastructure and water rights necessary for the conduct of mining operations. Aur's Consolidated Financial Statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of the Quebrada Blanca Mine with the non-Aur portion being reflected as minority and/or net profits interests. Aur has preferential rights to certain cash flow from CMQB and essentially has the right to receive $123.5 million (plus interest on $53.4 million) of the first $131.3 million of CMQB's net cash flow and 76.5% of all cash distributions thereafter.

Metal production and sales

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in 2003 was 248.8 million pounds of copper, compared to 241.2 million pounds of copper in 2002, along with by-product zinc, silver and gold in both years.

Metal Production (1)

Mine and beneficial interest	2002	2003	*2004 Budget*
Louvicourt (30%)			
Copper (million lbs.)	29.7	**25.9**	19.1
Zinc (million lbs.)	13.2	**11.8**	12.6
Silver (thousand oz.)	223.7	**206.0**	164.2
Gold (thousand oz.)	8.3	**5.7**	5.7
Andacollo (70%)			
Copper (million lbs.)	48.7	**46.4**	47.5
Quebrada Blanca (90%)			
Copper (million lbs.)	162.8	**176.6**	174.4
Total copper (million lbs.)	241.2	**248.8**	241.0

(1) All production figures are shown on a 100% basis with the exception of Louvicourt which represents Aur's 30% joint venture interest.


Copper Sales[1]
(millions of pounds)
Louvicourt
Andacollo
Quebrada Blanca
250
200
150
100
50
34
80
83
92
99
250
241
248
241
1996 1997 1998 1999 2000 2001 2002 2003 2004 Budget

(1) Production and sales figures may differ due to changes in cathode copper inventory levels.

Copper sales of 248.3 million pounds were 7.5 million pounds more than in 2002 as a result of higher production in 2003 and were 7.3 million pounds more than 2003's budget of 241.0 million pounds of copper.

Operating revenues

The Louvicourt, Andacollo and Quebrada Blanca mines generated $212.1 million of mining revenues for Aur in 2003, compared to $182.6 million in 2002. The $20.0 million increase in operating revenues to $215.6 million in 2003, by comparison to 2002, was principally due to a 7.5 million pound increase in copper sales and a $0.06 per pound higher realized copper price, net of $0.7 million of lower by-product credits. The 7.5 million pounds more copper sold generated $5.8 million more revenue while the higher copper price generated $14.9 million more revenue in 2003 compared to 2002.

Revenue from the forward sale of 50 million pounds of copper at $0.83 per pound was $3.5 million and assisted Aur in realizing an average of $0.84 per pound of copper sold in 2003. In 2002, revenue from the forward sale of 106 million pounds of copper at $0.83 per pound was higher at $13.0 million due to lower actual copper prices. Quarterly copper production and sales variances, premiums to LME pricing on cathode copper sales and the quotational periods for the pricing of copper sold impact Aur's annual copper revenues. Copper sales accounted for 96% of Aur's metal revenues in 2003 and are expected to be similar in 2004.

Realized Average Commodity Prices and Foreign Exchange Rates

	2002	**2003**	*2004 Budget*
Copper ($/lb.)[1]	0.78	**0.84**	1.08
LME average copper ($/lb.)	0.71	**0.81**	1.05
Zinc ($/lb.)	0.35	**0.39**	0.40
Silver ($/oz.)	4.61	**4.88**	5.00
Gold ($/oz.)	317.82	**365.80**	325.00
Cdn$/$	1.5703	**1.4011**	1.3500
Chilean peso/$	689	**691**	700

(1) Includes premiums to LME pricing on cathode copper sales and revenue from the forward sale of copper.

Mining expenses

Minesite cash operating costs were $131.7 million in 2003, compared to $123.8 million in 2002. Aur's mining operations continue to be low-cost producers with the cash operating cost, net of by-product credits, averaging $0.50 per pound of copper sold in 2003, $0.02 higher than in 2002, principally due to higher fuel costs and the weakening US dollar compared to the Canadian dollar and Chilean peso, particularly in the second half of the year. The additional 7.5 million pounds of copper sold in 2003 resulted in $3.6 million of additional mining expenses while the higher operating costs per pound incurred in 2003 resulted from $4.3 million of additional mining expenses. On a cost per pound basis, by-product credits were $0.7 million less in 2003 than in 2002.

The smelting and refining charges for Louvicourt's concentrates are negotiated annually and are generally related to world terms for concentrates of similar quality and quantity. Sales of zinc, silver and gold from Louvicourt are included in revenues;

Calculation of Cash Operating Cost Per Pound of Copper Sold

	2003		2002	
	$ 000's	**$/lb**	$ 000's	$/lb
Mining expenses	**131,664**	**0.53**	123,779	0.51
By-products credits				
Zinc	**(4,573)**	**(0.02)**	(4,686)	(0.02)
Silver	**(1,005)**	**(0.00)**	(1,031)	(0.00)
Gold	**(2,089)**	**(0.01)**	(2,650)	(0.01)
Cash operating costs	**123,997**	**0.50**	115,412	0.48
Copper sold (000's lbs.)	**248,298**		240,807	

Cash Operating Cost [1]
(per pound of copper)


Louvicourt
Andacollo
Quebrada Blanca
Average
0.75
0.50
0.25
0.00
1996
1997
1998
1999
2000
2001
2002
2003
2004
Budget

(1) Cash operating cost per pound sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits, where applicable.

however, for purposes of calculating the cash operating cost per pound of copper sold, the revenues from zinc, silver and gold are treated as by-product credits and netted against the cash operating costs.

Summary by mine

Aur's mining operations contributed $80.4 million to operating earnings in 2003, an increase of $21.6 million over 2002, primarily due to higher copper production and prices.

Mine Operating Earnings [1]

	2003	2002	Change
	$000's	*$000's*	*$000's*
Louvicourt	**9,779**	8,020	1,759
Andacollo	**13,418**	10,927	2,491
Quebrada Blanca	**57,235**	39,885	17,350
	80,432	58,832	21,600

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

Louvicourt

The Louvicourt Mine produced 86.4 million pounds of copper and 39.4 million pounds of zinc from 1,260,334 tonnes of ore milled during 2003. Mill throughput was 224,718 tonnes lower and copper and zinc production were 12.8 million pounds and 4.7 million pounds lower, respectively, than last year due to the planned reduction in throughput rates.

Aur's share of Louvicourt's revenues was $29.4 million in 2003, compared to $29.9 million in 2002. The lower revenue was principally due to lower sales volume. Cash operating costs per pound of copper sold, net of by-product credits, for the year were $0.46 per pound of copper sold, the same as in 2002.

Andacollo

Andacollo produced 46.4 million pounds of high quality LME Grade A cathode copper during 2003. A total of 16.1 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 3.4:1. Andacollo produced 48.7 million pounds of copper in 2002. A total of 16.6 million tonnes of rock, of which 3.8 million tonnes was ore, was mined at a strip ratio of 3.3:1 in 2002.

Andacollo's revenues of $37.9 million in 2003 were $2.9 million higher than in 2002 as a result of higher realized copper prices. Cash operating costs were $24.5 million similar to the $24.1 million in 2002, but were $0.53 per pound of copper sold, compared to $0.50 per pound last year, due to lower copper production and sales. The higher costs in 2003 were primarily due to higher fuel costs and the weakening US dollar compared to the Chilean peso in the second half of 2003.

Quebrada Blanca

Quebrada Blanca produced a record 176.6 million pounds of copper in 2003, compared to 162.8 million pounds in 2002. A total of 35.5 million tonnes of rock, of which 14.0 million tonnes was ore, was mined at a strip ratio of 1.5:1 in 2003. A total of 30.8 million tonnes of rock, of which 10.6 million tonnes was ore, was mined at a strip ratio of 1.9:1 in 2002.

Quebrada Blanca's revenues of $144.8 million in 2003 were $27.1 million higher than in 2002 due to higher copper production and sales and higher copper prices. Cash operating costs were $87.5 million or $0.50 per pound of copper sold, compared to $77.8 million or $0.48 per pound of copper sold in 2002. This $0.02 per pound cost increase was principally due to higher fuel costs, a $0.9 million provision for supplies inventory obsolescence and a stronger Chilean peso in the second half of the year.

OTHER REVENUES AND EXPENSES

Exploration

Exploration expenses were $3.3 million for the year, compared to $4.0 million in 2002. Aur sold its mineral exploration properties in Manitoba and Saskatchewan in 2003 to two junior exploration companies. Aur received certain securities and retained back-in rights and net smelter royalties on certain of these properties. In addition, Aur optioned 14 of its inactive gold properties, including the Aurbel gold mill, in the Val d'Or area in mid-2003. Aur will receive option payments and will retain a net smelter royalty on these properties should the options be fully exercised.

Administration

Administrative expenses were $6.0 million for the year, compared to $5.0 million in 2002.

Depreciation and amortization

Depreciation and amortization expenses were $38.9 million for the year, compared to $41.5 million in 2002. Depreciation and amortization expenses were lower in 2003 compared to 2002 as a result of the increase in reserves in the Quebrada Blanca mine plan resulting from incorporating the results of drilling carried out to December 31, 2002.

Mine closure and site restoration

As described in note 2(a) to the Consolidated Financial Statements for 2003, in accordance with the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") effective January 1, 2003, Aur changed its accounting policy for asset retirement obligation costs included in mine closure and site restoration costs. As a result, non-cash mine closure and site-restoration expenses were $2.7 million for the year compared to $1.3 million in 2002. The change in accounting policy for asset retirement obligations was applied retroactively and reduced mine closure and site restoration expense by $1.1 million in 2002. Mine closure and site restoration expenses were $1.4 million higher in 2003, compared to 2002, primarily due to higher accrued employee severance costs at the Andacollo and Quebrada Blanca mines.

Interest on long-term debt

Interest expenses on Aur's long-term debt were $7.6 million for the year, compared to $5.6 million in 2002. The principal reason for the higher interest expense was the 6.75% fixed interest rate on the senior notes issued in March 2003, compared to the lower Libor denominated floating interest rates on Aur's bank loan in 2002 and prior to its repayment in March 2003.

Bank financing costs written-off

On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes. The net proceeds were used primarily to fully repay the $117 million balance of Aur's bank loan. A one-time, non-cash charge to earnings of $4.3 million, being the balance of the previously capitalized financing costs associated with obtaining the bank loan, was recorded in the first quarter of 2003.

Other

Other net expenses totaled $1.3 million in 2003, compared to $0.9 in 2002. The significant components of other net expenses and revenues are discussed below.

Other (Revenue) Expenses

	2003	2002	Change
	$000's	*$000's*	*$000's*
Interest on obligation under capital leases	**941**	640	301
Interest and other income	**(1,601)**	(2,125)	524
Interest and other financing costs	**1,201**	1,618	(417)
Foreign exchange	**845**	25	820
Gain on disposal of property, plant and equipment	**(574)**	–	(574)
Gain on sale of marketable securities	**–**	(122)	122
Miscellaneous	**473**	822	(349)
	1,285	858	427

Interest on obligation under capital leases/Gain on disposal of property, plant and equipment

Interest on obligation under capital leases was higher in 2003 as a result of the leasing of a new mine haulage fleet at Quebrada Blanca in late 2002 and early 2003. The old haulage fleet was disposed of in 2003 for proceeds of $0.8 million resulting in a gain of $0.5 million.

Interest and other income

Interest income in 2003 was $0.8 million, down $0.2 million from 2002, due to lower average interest rates. Management fees, earned by Aur as operator of the Louvicourt Mine and various exploration joint ventures, and other revenues were $0.3 million lower than in 2002 at $0.8 million.

Interest and other financing costs

Interest and other financing costs were primarily comprised of imputed interest on obligations on properties purchased and imputed interest on the liability portion of Aur's convertible debt, which debt was repaid on June 30, 2003.

Foreign exchange

The increase in the foreign exchange loss in 2003, compared to 2002, is due to the increase in the Chilean peso and the Canadian dollar relative to the US dollar.

Provision for income and resource taxes

Provision for taxes totaled $5.3 million for the year, compared to $1.7 million in 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totaled $1.3 million for the year, while non-cash future taxes totaled $4.0 million. Cash taxes for the year 2002 totaled $1.5 million. Aur's tax expense in 2003 is $3.5 million higher than in 2002 primarily due to non-cash future taxes on higher earnings at Quebrada Blanca.

Minority interests

Non-cash minority interests expenses represent Aur's partners' 30% and 10% respective shares of Andacollo's and Quebrada Blanca's earnings, and totaled $3.5 million for the year, compared to $1.2 million in 2002. The increase in minority interests expense is due to higher earnings at the Andacollo and Quebrada Blanca mines.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 2003, Aur had cash resources of $75.3 million held in interest-bearing term deposits. Management considers a conservative investment strategy with respect to Aur's cash resources to be appropriate, particularly given the level of risk inherent in the mining business. Aur's cash balances were $17.4 million higher at the end of the year, compared to December 31, 2002, primarily as a result of reduced expenditures on property, plant and equipment. Aur had working capital at year end of $98.2 million, an increase of $53.0 million from 2002, primarily as a result of the increase in cash balances and the elimination of the current portion of the bank loan repaid in March 2003.

Receivables at the end of 2003 were $1.5 million lower than last year at $12.2 million, primarily due to the elimination of the copper hedging receivable.

The carrying value of Aur's marketable securities at December 31, 2003 and 2002 was $nil, as Aur had previously written-off these securities. The estimated fair value of Aur's marketable securities, being a portfolio of shareholdings in junior mining companies, was $0.5 million.

Inventories and prepaid expenses increased $7.5 million in 2003 to $44.6 million at year end. Mine supplies inventories were approximately the same as in 2002 at $9.8 million after a $0.9 million, non-cash writedown of obsolete supplies inventory at Quebrada Blanca. The in-process copper inventory increased $6.5 million, primarily as a result of higher costs of production and more pounds of copper being placed on the heap leach pads at Quebrada Blanca. Direct mine operating costs are included in in-process inventory, with the average cost of the in-process inventory being transferred to finished goods inventory when cathode copper is produced and ultimately matched against revenues when the cathode copper is sold.

Comparative figures for 2002 were changed to reflect the reclassification of $18.7 million of in-process copper inventory at the Quebrada Blanca Mine from a current asset to a long-term asset as the 65.2 million pounds of recoverable copper contained within the static heap leach pad, which forms the base of the current dynamic heap leach pad, is not currently scheduled to be recovered until near the end of the Quebrada Blanca Mine's life.

Accounts payable and accrued liabilities remained virtually the same as last year at $27.9 million in 2003.

On June 30, 2003, Aur repaid with cash the $35.0 million convertible debenture owed to Teck Cominco Limited ("Teck"). The repayment eliminated the liability and equity portions of the convertible debenture, resulted in a $33.5 million reduction in shareholders' equity, reduced interest expense by $0.1 million, eliminated the accretion of the equity portion in shareholders' equity of $1.4 million and eliminated the cash interest payment to Teck of $1.5 million that would otherwise have been incurred prior to the maturity of the debenture on December 31, 2003.

A $2.3 million payment to a Chilean government entity in partial satisfaction of the purchase of Quebrada Blanca was made in June of both 2003 and 2002. A final payment of $2.3 million is due in June 2004. A $0.2 million payment to a Chilean government entity in partial satisfaction of the purchase of Andacollo was made in November of both 2003 and 2002 with three additional $0.2 million annual payments remaining to be made to fulfill this obligation.

Aur's bank loan required scheduled and mandatory principal repayments. Mandatory prepayments were based upon semi-annual excess cash flows. The status of the bank loan balances since December 2000 are provided in the Bank Loan Repayments table. The bank loan was fully repaid on March 10, 2003 from the proceeds from the senior notes.

Bank Loan Repayments

	$ 000's
Balance at December 31, 2000	170,000
Mandatory prepayments	(5,570)
Scheduled repayments	(8,480)
Balance at December 31, 2001	155,950
Mandatory prepayments	(10,778)
Scheduled repayments	(24,640)
Balance at December 31, 2002	120,532
Mandatory prepayment	(3,588)
Repayment	(116,944)
Balance – December 31, 2003	–

On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes, repayable in four equal annual installments commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan at that time. The senior notes financing materially increased Aur's working capital and financial flexibility with respect to the repayment of the $35.0 million Teck convertible debt and the ability to internally finance new acquisitions and development projects. Management considered the fixed 6.75% long-term interest rate to be attractive. The $1.7 million of financing costs associated with the senior notes were deferred and included in other assets and are being amortized over the life of the senior notes.

The accounting treatment for the Teck convertible debt prescribed by the CICA required that $33.5 million of the $35.0 million balance outstanding be included in shareholders' equity at December 31, 2002.

Debt[1] and Equity

($ millions)



2004
budget
269
125
9
Bank debt/senior notes
Convertible debenture
Other debt
Equity
2003
221
125
12
2002
209
120
35
13

(1) Debt includes the bank debt, senior notes, long-term capital lease obligations and property purchase obligations and 100% of the convertible debt held by Teck; equity is shareholders' equity excluding the equity portion of convertible debt.

Net Debt[1]

($ millions)



Cash balances
Net debt
Bank debt/senior notes
200
100
0
-100
-200
29
141
170
74
82
156
58
62
120
75
50
125
159
(34)
125
2000
2001
2002
2003
2004
Budget

(1) Net debt is the bank debt or senior notes less cash balances.

Property, plant and equipment

Overview

Excluding mineral property acquisition and development costs at the Duck Pond copper-zinc property, investments in property, plant and equipment totaled $5.0 million for the year, compared to $27.1 million in 2002. The reduction in expenditures on property, plant and equipment in 2003 compared to 2002 is due to the completion in 2002 of a major capital expenditure program at the Quebrada Blanca Mine.

Louvicourt

There were no expenditures on property, plant and equipment for the year in either 2003 or 2002. The Louvicourt Mine has completed all major development work necessary to mine the remaining reserves in the current mine plan. The net book value of Aur's share of property, plant and equipment at Louvicourt totaled $2.7 million at December 31, 2003.

Andacollo

Expenditures on property, plant and equipment were $2.1 million for the year, compared to $1.8 million in 2002. These expenditures were primarily for major overhauls of mining trucks, lead anode replacement and $0.9 million on the two year, $2.5 million heap leach pad expansion in progress at Andacollo. The net book value of property, plant and equipment at Andacollo totaled $39.7 million at December 31, 2003.

Quebrada Blanca

Expenditures on property, plant and equipment were $2.8 million in 2003 compared to $25.2 million in 2002. The dump leach and power grid connection projects were completed by the end of 2002, as scheduled, and processing of dump leach ore was initiated in January 2003. Five of the eight new 185 tonne haulage trucks required to replace the existing fleet were acquired under capital leases totaling $7.6 million in late 2002. Mine equipment under capital lease at Quebrada Blanca increased by $7.5 million to $17.9 million at year end 2003 as a result of the acquisition of the last three haulage trucks, a new loader and a drill. The replaced haulage trucks were disposed of for proceeds of $0.8 million in 2003. The net book value of property, plant and equipment at Quebrada Blanca totaled $242.1 million at December 31, 2003.

Duck Pond

Preliminary development expenditures at the Duck Pond property totaled $2.1 million for the year, compared to $4.5 million in 2002. Expenditures were higher in 2002 as a result of the $3.8 million acquisition cost of the Duck Pond property in March 2002.

Recoverable value of property, plant and equipment

A review of the future cash flows expected to be generated from the mineral reserves at Aur's mining operations confirmed they exceeded the carrying value of Aur's mining assets. The $6.6 million recorded for corporate development costs at December 31, 2003 represents the acquisition cost and subsequent expenditures accumulated on the Duck Pond property.

Shareholders' equity

During 2003, 1,397,000 common shares were issued upon the exercise of stock options for total proceeds of $2.8 million, compared to 398,000 common shares and $0.6 million, respectively, in 2002. Aur had stock options to purchase 2,553,000 common shares outstanding at December 31, 2003, which represents 2.7% of Aur's issued common shares.

As described in note 2(b) to the Consolidated Financial Statements for 2003, in accordance with the new recommendations of the CICA effective January 1, 2003, Aur changed its accounting policy for stock-based compensation to the fair value method. This change in accounting policy was applied prospectively and resulted in a $0.3 million charge to earnings for the year. Results of operations have been restated for each quarter of 2003. Previously, Aur used the intrinsic method of accounting for stock-based compensation. Had compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for 2002 would have totaled $79,000.

At Aur's annual and special meeting held on April 26, 2002, shareholders approved an amendment to Aur's articles to convert the 2.0 million Class B shares into 1.3 million common shares. Common shares now constitute the only class of issued shares of Aur.

As at December 31, 2003 and February 29, 2004, Aur had 93.8 million and 94.1 million shares outstanding, respectively.

REVIEW OF FOURTH QUARTER OF 2003 AND QUARTERLY RESULTS FOR 2003 AND 2002

A summary of Aur's quarterly results for 2003 and 2002 and a discussion of significant events in the fourth quarter of 2003 follows. Aur's press release of February 11, 2004 provides a complete analysis of Aur's fourth quarter of 2003 compared to the fourth quarter of 2002.

Aur's operating revenues in the fourth quarter of 2003 were $61.4 million, $10.1 million higher than the average quarterly operating revenues in the first three quarters of 2003. This 20% increase is primarily attributable to the increase in copper prices, as the number of pounds of copper sold in the fourth quarter was only 3.6% higher than the average of the preceding three quarters. The LME average copper price rose significantly in the fourth quarter of 2003 to $0.93 per pound compared to $0.76 per pound in the preceding three quarters. This trend has continued in the first two months of 2004, with the LME average copper price being $1.18 per pound.

Aur's mining expenses were 13.4% higher in the fourth quarter of 2003, compared to the average of the preceding three quarters, at $36.1 million or $0.54 per pound of copper sold, net of by-product credits. The increased costs were primarily due to increased sales, higher fuel costs and unfavourable foreign exchange rates as the US dollar weakened against the Chilean peso.

QUARTERLY REVIEW

(in thousands of US$ except where otherwise noted)

2003	Q1	Q2	Q3	Q4	**Total**
Sales					
Copper (million lbs.)	64.4	61.0	59.2	63.7	**248.3**
Zinc (million lbs.)	2.9	3.1	4.3	1.5	**11.8**
Silver (thousand oz.)	61.0	49.0	60.0	36.0	**206.0**
Gold (thousand oz.)	1.8	1.6	1.2	1.1	**5.7**
Realized copper price ($/lb.)	0.80	0.79	0.82	0.94	**0.84**
LME average copper price ($/lb.)	0.75	0.74	0.80	0.93	**0.81**
Cash operating cost ($/lb.)	0.47	0.49	0.49	0.54	**0.50**
	$	$	$	$	**$**
Operating revenues	53,264	50,252	50,652	61,433	**215,601**
Expenses					
Mining	32,280	32,042	31,226	36,116	**131,664**
Exploration	1,344	339	565	1,059	**3,307**
Administration	1,197	1,348	1,553	1,909	**6,007**
Depreciation and amortization	10,313	10,463	9,052	9,087	**38,915**
Mine closure and site restoration	523	765	724	670	**2,682**
Interest on long-term debt	1,304	2,133	2,039	2,109	**7,585**
Bank financing costs written-off	4,279	–	–	–	**4,279**
Stock-based compensation	82	77	67	85	**311**
Other	509	509	101	166	**1,285**
	51,831	47,676	45,327	51,201	**196,035**
	1,433	2,576	5,325	10,232	**19,566**
Income and resource taxes	(1,111)	(901)	(1,466)	(1,772)	**(5,250)**
Minority interests	(543)	(451)	(803)	(1,659)	**(3,456)**
Net earnings (loss)	(221)	1,224	3,056	6,801	**10,860**
Basic earnings (loss) per share	(0.01)	0.01	0.03	0.08	**0.11**

2002	Q1	Q2	Q3	Q4	Total
Sales					
Copper (million lbs.)	57.5	58.5	56.7	68.1	240.8
Zinc (million lbs.)	3.0	3.3	4.0	2.9	13.2
Silver (thousand oz.)	57.0	50.0	53.0	64.0	224.0
Gold (thousand oz.)	2.4	1.9	1.9	2.1	8.3
Realized copper price ($/lb.)	0.78	0.76	0.78	0.77	0.78
LME average copper price ($/lb.)	0.71	0.73	0.69	0.70	0.71
Cash operating cost ($/lb.)	0.47	0.47	0.48	0.50	0.48
	$	$	$	$	$
Operating revenues	46,566	48,414	46,301	54,341	195,622
Expenses					
Mining	29,074	29,489	29,271	35,945	123,779
Exploration	1,163	732	836	1,246	3,977
Administration	1,163	1,452	1,137	1,265	5,017
Depreciation and amortization	10,026	10,440	9,876	11,179	41,521
Mine closure and site restoration	300	315	363	325	1,303
Interest on long-term debt	1,426	1,552	1,331	1,297	5,606
Other	158	605	(47)	142	858
	43,310	44,585	42,767	51,399	182,061
	3,256	3,829	3,534	2,942	13,561
Income and resource taxes	(312)	(552)	(431)	(452)	(1,747)
Minority interests	(289)	(497)	(442)	32	(1,196)
Net earnings	2,655	2,780	2,661	2,522	10,618
Basic earnings per share	0.03	0.02	0.03	0.02	0.10

Income taxes and minority interest expenses were relatively higher in the fourth quarter of 2003 as a result of higher minesite operating revenues. All other expenses in the fourth quarter were as forecast and in line with the preceding three quarters. Accordingly, net earnings of $6.8 million were 503% higher than the average of the preceding three quarters.

Aur's mining revenues and expenses are, in general, not seasonal in nature. Nevertheless, due to the elevation, mining operations at Quebrada Blanca can occasionally be adversely affected by inclement weather during the July to September winter period and the January to March rainy period.

OUTLOOK

Overview

The copper price has historically been both cyclical and volatile, trading within a range of $0.60-$1.60 per pound within an 8-10 year cycle throughout the 1980's and 1990's. Since 1997, the copper price has been in the lower portion of the price cycle; however, this trend has now turned upward and Aur expects that the copper price, currently at approximately $1.30 per pound, will remain in the portion of the price cycle above $1.00 per pound over the next several years.

Aur's 2004 budget incorporated metal prices of $1.05 per pound of copper, $0.40 per pound of zinc, $325 per ounce of gold and $5.00 per ounce of silver. Foreign exchange rates were budgeted at 1.35 Canadian dollars per US dollar and 700 Chilean pesos per US dollar.

Revenue, based upon an average LME copper price of $1.05 per pound in 2004, is expected to be approximately $267 million, including by-product credits. Mine operating costs are expected to be $132 million. Operating profit, after administration, senior notes interest and exploration costs, is expected to be approximately $115 million. Net earnings, after other expenses including depreciation and amortization, mine closure, income tax provision and minority interests totaling $67 million, are forecast at approximately $48 million, equal to $0.52 (CDN$0.70) per share.

Mining

In 2004, Aur expects its share of production from the Louvicourt, Andacollo and Quebrada Blanca mines to total at least 241 million pounds of copper together with by-product zinc, silver and gold. Metal production and cash operating costs per pound of copper sold net of by-product credits, are forecast to average $0.51 per pound in 2004 with fluctuations from quarter to quarter.

Louvicourt

Mineral reserves in the current mine plan for Louvicourt were calculated at December 31, 2003 to be 1.6 million tonnes at an average grade of 2.74% copper, 2.01% zinc, 24.0 grams per tonne silver and 0.85 grams per tonne gold. No material changes to the reserves, other than those mined, were made during the year. The reserves are currently sufficient to sustain production for the next 1.5 years. There are no resources in excess of the reserves at Louvicourt that are expected to be upgraded to reserves through further drilling. Unless the 2004 exploration program is successful in discovering new economic resources, it is unlikely that any additions to the existing reserves will be made that could materially impact the life of the mine.

The following table presents 100% of the mineral reserves at the Louvicourt Mine as estimated by Aur as at December 31, 2003:

Louvicourt's Mineral Reserves at December 31, 2003

	Tonnes	Copper	Zinc	Silver	Gold
	000's	%	%	g/t	g/t
Proven	1,629	2.76	1.96	23.8	0.85
Probable	12	0.16	9.42	48.3	0.99
Total	1,641	2.74	2.01	24.0	0.85

Notes:

"g/t" means grams per tonne.

The Louvicourt reserve estimates have been prepared and classified in accordance with the standards established under National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate.

The reserve calculations incorporate the following metal prices, exchange rates and net smelter return ("NSR") cut-off grades:

	2004	2005
Copper price ($/lb.)	0.85	0.95
Zinc price ($/lb.)	0.40	0.50
Silver price ($/oz.)	5.00	5.00
Gold price ($/oz.)	325.00	350.00
Exchange rate (CDN$/$)	1.35	1.43
NSR cut off (CDN$)	36.00	36.00

The reserve classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Proven and probable reserves are composed of blocks with sample densities of 40 or more samples and 20-39 samples, respectively.

In 2004, a total of 1.1 million tonnes of ore is scheduled to be processed through the Louvicourt mill at an average head grade of 2.74% copper, 2.05% zinc, 24.50 grams per tonne of silver and 0.79 grams per tonne of gold to produce 101,915 tonnes of copper concentrates (containing silver and gold) and 33,778 tonnes of zinc concentrates. The copper concentrates are processed at Noranda's Horne smelter in Rouyn, Quebec, Canada and the zinc concentrates are processed at Noranda's CEZ smelter in Valleyfield, Quebec, Canada. Minesite operating costs in 2004, excluding depreciation and amortization, are estimated to be $32.77 (2003 – $29.00, 2002 – $26.25) per tonne of ore milled. Cash operating costs, net of by-product credits and including transportation, smelting and refining charges but excluding depreciation and amortization and mine closure and site restoration costs, are estimated to be $0.54 per pound of copper sold. Aur's 30% share of net earnings and cash flow from operating activities from Louvicourt in 2004 is budgeted to be $3.9 million and $9.9 million, respectively. The settlement prices for the copper, zinc and silver/gold contained within Louvicourt's copper and zinc concentrates in 2003 will be the average LME cash settlement price for the third, second and first month following receipt of the concentrates at the relevant smelter.

Andacollo

The mineral reserves at Andacollo were 17.4 million tonnes at a grade of 0.75% total copper at December 31, 2003. Approximately 1.9 million of the 3.6 million tonnes of ore mined in 2003 were replaced as a result of definition drilling and revisions to the mine plan. The reserves incorporated in the current mine plan envision copper production continuing until at least 2008, and will vary from year to year based upon metal prices and as reserves are mined out or added as a result of definition drilling and exploration work.

There are measured and indicated oxide and supergene sulphide resources at Andacollo in addition to those which comprise the reserves. In addition, there is a hypogene copper-gold deposit which, based upon a pre-feasibility study conducted by Aur in 1998, contains resources of approximately 311 million tonnes at an average grade of 0.46% copper and 0.15 grams per tonne gold. These mineral resources, estimated prior to the NI 43-101 standards being established, have not as yet been classified into separate measured and indicated categories. At copper prices above $0.95 per pound, the hypogene resources may become of economic interest and Aur plans to carry out an updated pre-feasibility study in 2004 to evaluate the development potential of this deposit in future years.

In 2004, the Andacollo Mine is scheduled to produce 47.5 million pounds of LME Grade A cathode copper. A total of 3.6 million tonnes of ore at a grade of 0.80% total copper is budgeted to be mined and stacked on the leach pads, with 13.5 million tonnes of waste also being mined, resulting in a strip ratio of 3.72:1. Cash operating costs, including transportation and marketing costs but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted to be $0.54 per pound of copper sold in 2004. Andacollo's contributions to Aur's net earnings and cash flow from operating activities in 2004 are budgeted to be $9.2 million and $22.6 million, respectively. The collective agreement with the local union of the workforce at Andacollo expires in early June 2004. Negotiation toward a new agreement will be carried out prior to that time. Approximately 72% of Andacollo's scheduled copper production in 2004 is committed to be sold to a metals trading entity at the average LME cash settlement price for the month subsequent to the month of sale plus an agreed upon premium with the balance to be sold on a spot basis. In 2003, 74% of Andacollo's copper production was sold to traders under an annual contract at the average LME cash settlement price for the month prior to the month of sale.

The following table presents the mineral reserves at Andacollo as estimated by Aur of the oxide and supergene portions of the deposit as at December 31, 2003:

Andacollo's Mineral Reserves at December 31, 2003

	Tonnes	TCu	SCu
	000's	%	%
Proven	17,371	0.75	0.66
Probable	360	0.59	0.52
Total	17,731	0.75	0.65

Notes:

"TCu%" is the percent assayed total copper grade; "SCu%" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay.

The Andacollo mineral reserve estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral reserve estimates are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable reserves are contained within the August 2003 final pit outline which was derived from the August 2003 resource block model and adjusted for the pit topography at December 31, 2003.

The mineral reserves were estimated using a copper price of $0.95/lb. and variable cut-off grades for each mining phase ranging from 0.20 SCu% to 0.38 SCu% and averaging 0.28%SCu. Proven reserves include broken stockpiles totaling 0.27 million tonnes averaging 0.79TCu% (0.55 SCu%).

Additional low grade mineral reserves totaling 5.7 million tonnes grading 0.35TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected mine life.

Quebrada Blanca

Quebrada Blanca's Mineral Reserves at December 31, 2003

	Heap Leach			Dump Leach			Total		
	Tonnes	TCu	SCu	Tonnes	TCu	SCu	Tonnes	TCu	SCu
	000's	%	%	000's	%	%	000's	%	%
Proven	43,134	1.22	1.03	53,436	0.54	0.32	96,570	0.85	0.64
Probable	36,394	1.02	0.89	53,913	0.45	0.29	90,307	0.68	0.53
Total	79,528	1.13	0.97	107,349	0.50	0.31	186,877	0.77	0.59

Notes:

The Quebrada Blanca mineral reserve estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral reserve estimates are Neil C. Barr, P Geo., Chief Geologist, Quebrada Blanca Mine and David J. Libby, P.Eng, Vice-President, Mining Operations, South America Division. The proven and probable mineral reserves are contained within the currently planned final pit design which was derived from the QB03 resource block model and adjusted for the pit topography on December 31, 2003.

The mineral reserves were estimated using a copper price of $0.95/lb. and cut-off grades of 0.50 SCu% for heap leach, 0.125 SCu% for sulphide dump leach, and 0.161 SCu% for oxide dump leach. Proven reserves include broken stockpiles totaling 19.7 million tonnes grading 0.54TCu% (0.41 SCu%).

The above table presents leacheable mineral reserves at Quebrada Blanca as estimated by Aur of the combined heap leach and dump leach categories as at December 31, 2003.

The mineral reserves at Quebrada Blanca were 186.9 million tonnes at a grade of 0.77% total copper at December 31, 2003. Approximately 56.2 million tonnes of ore were added to the reserves during 2003 and 14.1 million tonnes of reserves were mined. The reserves incorporated in the current mine plan envision mining operations continuing until at least 2015, and will vary from year to year based upon metal prices and as ore is mined out or added as a result of definition drilling and exploration work.

There are significant measured and indicated leacheable copper resources at Quebrada Blanca in addition to those which comprise the mineral reserves. A potentially large primary copper deposit underlies the supergene copper deposit currently being mined at Quebrada Blanca. There is insufficient drill data to determine the size of this deposit; however; it is expected that limited drilling will be carried out over the next few years to evaluate its potential.

In 2004, the Quebrada Blanca Mine is scheduled to produce at least 174.4 million pounds of LME Grade A quality cathode copper. A total of 7.7 million tonnes of heap leach ore at a grade of 1.29% total copper will be mined and stacked on the leach pads, 6.5 million tonnes of sulphide dump leach and oxide ore will be added to the dump leach and 22.4 million tonnes of waste will also be mined, resulting in a strip ratio of 1.58:1. Cash operating costs, including transportation and marketing but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted at $0.50 per pound of copper sold in 2004. Quebrada Blanca's contributions to Aur's net earnings and cash flow from operating activities in 2004 are budgeted to be $54.5 million and $90.1 million, respectively. CMQB is in the process of registering the Quebrada Blanca copper brand on the LME and anticipates that registration will be approved in 2004. The collective agreement with the local union of the workforce at Quebrada Blanca expires in late June 2004. Negotiation toward a new agreement will be carried out prior to that time. Approximately 72% of Quebrada Blanca's scheduled copper production in 2004 is committed to be sold to three metals trading entities at the average LME cash settlement price for the month subsequent to the month of sale plus an agreed upon premium with the balance to be sold on a spot basis. In 2003, 68% of Quebrada Blanca's copper production was sold to traders under annual contracts at the average LME cash settlement price for the month prior to the month of sale.

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for mine closure, including employee severance obligations, and site restoration costs. The amount of this accrual is reviewed on a periodic basis and adjusted, if necessary, to ensure that sufficient amounts have been accrued to satisfy these requirements. The Aurbel gold mill in Quebec, currently under option to a third party, is maintained on a care and maintenance basis with decommissioning and tailings site restoration to be carried out when the mill is permanently closed. Aur's other past producing gold mining operations have been rehabilitated.

Hedging

Aur's basic hedging strategy is to enter into hedge transactions only when a material business transaction has resulted in a high level of financial leverage where commodity price volatility could materially negatively impact the financial strength of Aur. Where entered into, all contracts are consistent with forecast production and can be satisfied by ultimate delivery.

Aur does not enter into financial instruments for trading or speculative purposes.

In 2000, Aur entered into a series of copper forward sales contracts for 360 million pounds of copper at varying prices over a four year period, of which 106 million pounds of copper forward sales settled in 2002 and 50 million pounds settled in 2003. These forward sales were a condition of the bank financing for the acquisition of Quebrada Blanca.

In October 2001, Aur purchased, for $2.3 million, call options which gave Aur the right to acquire 206 million pounds of copper at a price of $0.83 per pound over the period 2002 to 2004, 106 million of which expired unexercised in 2002 and 46 million of which expired unexercised in 2003. The proceeds from exercising the other 4 million pounds of copper call options in the fourth quarter of 2003 exactly equalled the amount payable on the forward sales, as the average price of copper had exceeded $0.83 per pound during the fourth quarter of 2003. The terms of these call options match those of the forward sales in quantity, maturity dates, LME pricing and settlement dates. Accordingly, the call options have been accounted for as a hedge. The cost of the call options was included in other long-term assets on the Consolidated Balance Sheet and is being amortized as the contracts mature.

Aur has forward sales and matching call options for 50 million pounds of copper in 2004 at a price of $0.83 per pound, which allows Aur to participate fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 50 million pounds of copper production in 2004. The forwards and calls mature as to approximately 6.9 million pounds per month from January to June and approximately 1.4 million pounds per month from July to December in 2004. In 2004, the proceeds from the exercise of call options are budgeted to exactly equal the amounts payable on the forward sales and, accordingly, no hedging revenue is budgeted to be generated. The counterparties to the forward sales contracts are the same counterparties to the call options. Aur does not currently have any other hedges in place for 2004 nor does it expect to enter into any additional forward sales or other types of agreements to hedge its copper production in 2004. The estimated fair value of Aur's copper forward sales and call options, based upon copper prices as at year end and, after taking into consideration the unamortized balance of the original acquisition costs, was a loss of $2.1 million. As these contracts are accounted for as a hedge, the loss has not been recorded on the Consolidated Statements of Operations or Consolidated Balance Sheets. The estimated fair value will fluctuate significantly with the price of copper and the time period to maturity of the contracts.

Exploration Expenditures by Geographic Region


North and Central America
South America
Other
2004
Budget
9%
42%
49%
Total expenditures: $5.4 million
Aur's share: $5.4 million
2003
59%
41%
Total expenditures: $4.1 million
Aur's share: $3.3 million
2002
45%
55%
Total expenditures: $4.7 million
Aur's share: $4.0 million

Business development (exploration and acquisitions)

Business development activities, budgeted at $5.4 million for 2004, include $4.6 million to be spent on exploration projects in North, Central and South America and $0.5 million on the search for advanced-stage acquisitions.

Administration

Administration expenses are expected to be $6.0 million, the same as in 2003.

Interest on long-term debt

Interest on long-term debt is expected to be $8.4 million in 2004.

Depreciation and amortization

Depreciation and amortization expenses are expected to be approximately $39 million, the same as in 2003.

Mine closure and site restoration

Non-cash mine closure and site restoration expenses are expected to be $2.2 million in 2004.

Stock-based compensation

Stock-based compensation expense, based upon stock options granted in 2003, is budgeted at $0.2 million in 2004. Stock-based compensation expense would increase should additional stock options be granted in 2004.

Other revenues and expenses

Aur anticipates that other revenues and expenses will be a net expense of $0.6 million in 2004, a $0.7 million decrease from 2003, primarily due to the elimination of imputed interest on the convertible debt that was repaid in June 2003.

Aur funds its defined benefit executive retirement plans for eight senior executives based upon triennial actuarial valuations. The latest actuarial valuation, dated January 1, 2001, indicated that a shortfall existed at that time, which shortfall was funded and charged to earnings over the three year period ended December 31, 2003. The executive plans' funds are invested in a diversified fund managed by Manulife Financial. The actuarially determined discount rate to determine the net benefit cost and the accrued benefit obligation is 5.75% for the first 15 years and 6.0% thereafter. The poor performance of the stock markets and, therefore, the executive plans' investments in 2002 had resulted in an approximately $0.8 million shortfall in the asset value at December 31, 2003. The aforementioned $0.8 million shortfall was essentially eliminated by December 31, 2003. The plan values are subject to change depending upon the fund's performance in 2004 and beyond. Should a shortfall exist at the time the January 1, 2004 actuarial valuation is completed, it will be accounted for in accordance with actuarially accepted guidelines. All other employee retirement plans are defined contribution plans and are fully funded.

Provision for income and resource taxes

Based upon Aur's budget, Aur should have sufficient Canadian income tax pools to offset the payment of cash taxes otherwise payable on taxable income in Canada in 2004. Aur will, however, pay Quebec mining duties at a rate of 12% on Aur's share of Louvicourt's mining revenues less mining expenses. Andacollo has sufficient income tax pools in Chile and is not expected to be subject to cash taxes in 2004. At a copper price of $1.05 per pound, Quebrada Blanca will have sufficient income tax pools in Chile and will not pay a material amount of cash taxes in 2004 but will instead accrue future income taxes at a rate of 17% of its net earnings. Once Aur's preferential rights to certain cash flow from CMQB end (essentially once all shareholder debt owed to Aur has been fully repaid) and Aur commences to receive 76.5% of all cash distributions from CMQB, Aur's income tax rate on the cash distributions may rise to 35% from 17%. Aur's corporate cash income taxes, comprised primarily of the federal large corporations tax, which is to be phased out over the next five years, are expected to be approximately $0.2 million in 2004. Cash income taxes and duties and future income taxes are expected to total approximately $1.3 million and $14 million, respectively, in 2004. Should copper prices exceed $1.05 per pound, however, Quebrada Blanca's incremental earnings will be subject to cash income taxes at a rate of 17%, while Aur's other operations will not be subject to cash income taxes.

Minority interests

The 30% and 10% minority interests expenses of Aur's partners at Andacollo and Quebrada Blanca, respectively, are budgeted to total $10 million in 2004 and will be a cash expense at the budgeted copper price as Aur is no longer entitled to 100% of cash flow from those two mines. No royalty expenses for net profits interests are expected in 2004 as shareholder debt of CDA and CMQB owed to Aur will not have been fully repaid.

Liquidity

Cash resources

At a copper price of $1.05 per pound, Aur's cash resources and working capital are budgeted to increase to approximately $159 million and $189 million, respectively, during 2004. Aur's primary sources of cash flow in 2004 will be from the Louvicourt, Andacollo and Quebrada Blanca mines, which are budgeted to generate $122.7 million of cash flow from operating activities. Total cash flow from operating activities is forecast to be approximately $99 million. Cash expenditures associated with financing activities are expected to total $8 million and are comprised of $6 million for capital leases and $2 million to minority interest holders. Cash expenditures on investing activities, comprised of $5 million at the mines and $3 million of property payments, are expected to total $8 million in 2004.

Receivables

Aur's metal settlements receivable comprises the majority of the balance of accounts receivable. The metal settlements receivable balance is budgeted to be approximately $4.3 million less at December 31, 2004 than at the end of 2003 due to a lower smelter settlement receivable as a result of a decline in the rate of production at Louvicourt and a reduction in the receivable at Quebrada Blanca.

Expenditures on property, plant and equipment

In 2004, Aur's share of expenditures on property, plant and equipment is budgeted to total $5.2 million and is comprised of $2.6 million, $1.7 million and $nil at the Quebrada Blanca, Andacollo and Louvicourt mines, respectively, and $0.9 million on the Duck Pond deposit. Expansion of Andacollo's leach pad area to accommodate more ore for processing is under way and is scheduled to be completed in mid-2004.

Since its acquisition in March 2002, Aur has been evaluating the optimal development and operating plan for Duck Pond given the relatively small size of the deposit. Aur has re-evaluated the mineral resources and reserves at Duck Pond and, based upon these new reserves (see table), an updated development and operating plan indicates that a 1,500 tonne per day mining operation could be constructed for a capital investment, excluding working capital, of approximately $79 million.

The reserves in the updated Aur operating plan do not include 1.1 million tonnes of inferred resources grading 3.0% copper, 7.1% zinc, 71 grams per tonne silver and 0.8 grams per tonne gold which are mainly in the Sleeper and Lower Duck Zones which may be available to extend minelife should they be established as economically viable in the future.

Studies are currently underway to assess areas where further capital and operating cost reductions could be made and discussions with the Government of Newfoundland and Labrador regarding financial support for infrastructure such as roads, power supply, communications and port facilities are in progress. A production decision will be considered upon completion of these initiatives expected by mid-2004 which, if made by that time, would result in development costs increasing by $4-8 million in 2004 with the balance of the pre-production capital to be spent in 2005 and 2006.

Duck Pond's Mineral Reserves at December 31, 2003

	Tonnes	Copper	Zinc	Silver	Gold
	000's	%	%	g/t	g/t
Proven	1,190	3.37	5.27	53.0	0.75
Probable	2,888	3.26	5.85	61.9	0.90
Total	4,078	3.29	5.68	59.3	0.86

Notes:

The Duck Pond reserve estimate has been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Petr Pelz, P.Geo., Senior Mine Geologist, Duck Pond Mine, and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for internal and external dilution and for extraction losses.

The reserve calculations incorporate a copper price of $0.95/lb., a zinc price of $0.50/lb., a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of $1.00= CDN$1.47 and a net smelter return cut-off of approximately CDN$42 per tonne for the underground reserves and CDN$30 per tonne for the open pit reserves.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are budgeted to decline by approximately $9.6 million to $18.3 million, as a result of the payment in 2004 of the last installment to a Chilean government entity for the Quebrada Blanca property purchase, an overall reduction in payables at the minesites in the normal course and the payment of other miscellaneous accrued Corporate items.

Minority interests

At Aur's budgeted copper price of $1.05 per pound, minority interests are forecast to decline from $34.8 million at December 31, 2003 to $33.4 million at December 31, 2004, as the cash distributions to Aur's partners at Andacollo and Quebrada Blanca will exceed the minority interests expense by $1.3 million.

Contractual obligations, commitments and contingency

The following table presents Aur's contractual obligations as at December 31, 2003.

Contractual Obligations at December 31, 2003

		Payments due by period ($000's)			
	Total	2004	2005-7	2008-9	After 2009
Senior notes	125,000	–	31,250	62,500	31,250
Obligation under capital leases	19,082	6,610	9,404	2,945	123
Operating leases	2,080	461	1,229	390	–
Purchase obligations	2,985	2,495	490	–	–
Mine closure and site restoration	20,702	–	1,472	–	19,230
	169,849	9,566	43,845	65,835	50,603

Quebrada Blanca copper price participation

Teck is entitled to a payment of $10.0 million per year (or after 2006 or the repayment of the senior notes, $2.5 million quarterly) to a maximum of $40.0 million, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation, until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No accounting recognition has been given to this commitment. Should this commitment become payable as at December 31, 2004, the carrying value of property, plant and equipment at Quebrada Blanca would be increased by the amount payable and, in following periods, would be amortized on a units-of-production basis over the life of the mine.

A Chilean government entity is also entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price at December 31, 2003 was $1.38 per pound. No accounting recognition has been given to this commitment. Any amount that becomes payable for this commitment will be charged to earnings as an expense.

Contingency

The Chilean Internal Revenue Service (the "IRS") has issued to CMQB a notice of reassessment for guarantee fee deductions claimed by CMQB for years up to and including 1997. The deductions for guarantee fees totaled $17.5 million and relate to third party bank loans to CMQB guaranteed by a previous shareholder of CMQB, Teck. As part of Aur's acquisition of its interest in CMQB in November 2000, Aur Resources Inc. purchased from Teck the $17.5 million of guarantee fees then owed by CMQB. In 2003, CMQB paid to Aur Resources Inc. the full amount of the guarantee fees. The IRS has reassessed CMQB to disallow the deduction by CMQB of $17.5 million in years up to and including 1997, thereby reducing by the same amount tax loss carryforwards that would otherwise be available to CMQB. In addition, the IRS has reassessed CMQB for withholding taxes of $9.4 million also relating to the payment of the guarantee fees in 2003. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that the payment of the guarantee fees in 2003 does not attract withholding taxes. CMQB is not required to prepay any amounts related to the reassessments. Should the IRS reassessment not be overturned, however, interest would be due on the $9.4 million of withholding taxes. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the Consolidated Financial Statements; however, should CMQB ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of CMQB's expense of $9.4 million plus interest. Aur intends to vigorously contest this reassessment.

Critical accounting estimates

The preparation of Aur's financial statements requires management to make certain estimates which affect the amounts reported in the consolidated statements and related notes. The accounting estimates considered to be significant to Aur include metal sales receivables, in-process inventories, net future income and resource tax assets and liabilities, the physical and economic lives of mining assets and mine closure and site restoration costs.

Metal sales receivables

Metal sales receivables are based upon metal prices that may not be finalized by the period end date and are based upon LME metal price quotations for the quotational period. The most significant metal price quotation to Aur is that for the price of copper. Changes in concentrate smelter settlements receivable due to changes in final settlement prices are not material. Aur receives provisional payments for its cathode copper production at the time of sale and will record an adjustment at that time for the estimated final copper settlement. Changes resulting from differences between the estimated price and the final settlement price are not expected to be material.

In-process inventory

Current and long-term in-process copper inventories represent recoverable copper that is contained within the heap leach pads at Quebrada Blanca and Andacollo. The amount of recoverable copper is based upon estimates of the total amount of soluble copper contained in the heap leach ore and the expected copper recovery rates. The grade of the stacked heap leach ore is determined by assaying samples after the ore has been crushed but before it has been stacked on the heap leach pads. Leaching rates and expected recovery rates have been estimated based upon years of operating experience at Quebrada Blanca and Andacollo. The estimates of recoverable copper in the in-process inventories is not expected to fluctuate significantly in 2004.

Net future income and resource tax assets and liabilities

As at December 31, 2003, Aur's future income tax assets were estimated to total $25.7 million (excluding $51.6 million of Canadian resource deductions which were categorized as successored for purposes of the Income Tax Act (Canada)). At Aur's budgeted current and long-term copper prices, an estimated $24.4 million of the tax assets at Andacollo and

Corporate will not be utilized over the estimated life of the Andacollo and Louvicourt mines. As copper prices increase from 2003's average price of $0.81 per pound, the valuation allowance would be reduced accordingly to absorb the additional taxable income thereby resulting in no change in either provision for income taxes or the net future income tax asset. At a copper price of $1.05 per pound, the future tax liability at Quebrada Blanca at December 31, 2003 of $6.4 million is forecast to increase to $14.9 million by December 31, 2004. Should the price of copper be higher than $1.05 per pound, Quebrada Blanca's incremental earnings would be subject to cash taxes.

Economic lives of mining assets

The economic lives of Aur's mining operations and any development asset is based upon the individual mine's mineral reserves. Aur's ore reserves are calculated in accordance with the standards established under NI 43-101. At each reporting period end, Aur reviews the recoverable value of its mining assets. At December 31, 2003, no writedown of the carrying value of these assets was appropriate. Metal prices and, in particular copper prices, have risen since December 31, 2003.

Mine closure and site restoration

Aur has estimated the ultimate asset retirement obligation costs for its operations at their expected respective closure and site restoration dates. The discounted value of these asset retirement obligations as at December 31, 2003 was $10.4 million and is included in the mine closure and site restoration liability. The $2.6 million unamortized balance of asset retirement costs as at December 31, 2003 is included in property, plant and equipment. While care was taken to estimate the asset retirement obligations, these amounts are estimates of expenditures that are not due until future years. In addition, Aur's asset retirement obligations are reviewed and assessed periodically on an asset by asset basis. Should there be a change in the estimate, the discounted amount of that change would be included in property, plant and equipment as an asset retirement cost with an offsetting amount accrued as an asset retirement obligation. The asset retirement cost would be amortized on a units-of-production basis over the estimated life of the mine while the asset retirement obligation would be accreted through earnings to its ultimate undiscounted amount.

Sensitivity to commodity prices and foreign exchange rates

Aur's revenues, net earnings and cash flow from operations are affected principally by changes in the price of copper. Mining operating costs are essentially unaffected by changes in the price of copper.

Effect of a $0.10/lb. Change in the Price of Copper

	$1.05/lb.	$0.95/lb.	$1.15/lb.
	$millions	*$millions*	*$millions*
Statement of Operations			
Operating revenues	266.8	242.7	290.9
Expenses before taxes	(193.1)	(192.9)	(193.4)
Earnings before taxes	73.7	49.8	97.5
Taxes:			
Cash	(1.3)	(1.1)	(5.9)
Future	(13.9)	(10.1)	(14.7)
Earnings before minority interests	58.5	38.6	76.9
Minority interests	(10.0)	(7.4)	(12.5)
Net earnings	48.5	31.2	64.4
Basic earnings per share	$0.52	$0.33	$0.69
Cash Flow from Operating Activities			
Louvicourt	9.9	8.4	11.3
Andacollo	22.6	19.1	26.2
Quebrada Blanca	90.1	74.1	106.1
Corporate	(24.0)	(24.0)	(24.0)
Total	98.6	77.6	119.6
Cash balance	158.7	137.6	179.7

Aur has financial exposure to foreign exchange fluctuations in the Chilean peso and the Canadian dollar relative to the US dollar. Aur's budget for 2004 incorporated a 700 Chilean peso and a $0.74 Canadian dollar average exchange rate. A 100 peso change in the value of the Chilean peso relative to the US dollar impacts mining expenses in Chile and, therefore, net earnings and cash flow to Aur on an annualized basis by approximately $4.2 million. Included in mine closure and site restoration liability is $9.4 million of accrued severance for employees of the Andacollo and Quebrada Blanca mines, the underlying measurement currency for which is the Chilean peso. The Chilean peso at December 31, 2003 was 590 per US dollar. A 100 peso change in the value of the Chilean peso relative to the US dollar impacts the accrued severance costs by a non-cash foreign exchange translation adjustment of $1.9 million. Aur's 30% share of accrued severance costs at Louvicourt is not material. A $0.01 change in the value of the US dollar relative to the Canadian dollar will change net earnings and cash flow of Aur's 30% share of Louvicourt's mining expenses and Aur's other Canadian dollar based expenses by $0.4 million.

Risk factors

Aur's net earnings in the near-term are affected primarily by its mining operations and, in the longer term, will be affected primarily by the success or failure of its exploration and mining investment activities. The profitability of Aur's operations, in particular, the operation of the Louvicourt, Andacollo and Quebrada Blanca mines, is and will be dependent upon the market price of copper. Copper and other metal prices have historically been subject to cyclical fluctuations and are affected by factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the US dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Aur's metal sales are priced in US dollars while its operating costs are incurred in US dollars, Canadian dollars and Chilean pesos. Aur's business activities are also affected to varying degrees by government regulations respecting, among other things, tax, royalties and environmental legislation changes and by unionized employee activities related to collective agreements.

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Naturally occurring events such as seasonal weather variations, floods and earthquakes as well as rock bursts, cave-ins, rock slides and other operations related incidents could negatively impact Aur's operating activities.

For 2004, Aur has sold most of its budgeted cathode copper production to metal trading entities, provisional payment for which will be received prior to shipment resulting in there being no credit risk associated with these receipts. Aur's smelter settlements receivable are from Noranda, the credit risk for which is felt to be minimal.

In both 2003 and 2002, inflation was not a significant factor in determining operating costs as inflation rates in the countries in which Aur operates were relatively low. Inflation is expected to remain low in 2004.

At December 31, 2003, Aur had $125.0 million of senior notes outstanding, repayable in four equal annual installments commencing March 11, 2007. The terms of the senior notes place certain limitations on Aur's ability to, among other things, incur additional indebtedness and also require Aur to maintain a specified level of net worth and maintain certain debt service and interest coverage ratios.

Caution regarding forward-looking information

Certain of the statements that are not historical facts contained in this MD&A (and the Annual Report and the other disclosure documentation of Aur such as its Annual Information Form ("AIF") and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual Consolidated Financial Statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

COMPARATIVE FINANCIAL REVIEW

(in thousands of US$ except earnings per share)

Consolidated Statements of Operations	2003	2002	2001	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$	$	$	$
Operating revenues	**215,601**	195,622	215,848	89,493	73,070	68,912	81,074	38,707	45,185
Expenses									
Mining	**131,664**	123,779	127,926	49,307	48,159	49,067	47,944	23,780	24,650
Exploration	**3,307**	3,977	3,983	3,867	3,801	2,701	4,556	3,127	2,826
Administration	**6,007**	5,017	5,057	5,334	4,152	3,967	3,888	2,429	1,956
Interest on long-term debt	**7,585**	5,606	11,232	1,707	–	–	–	–	–
Depreciation and amortization	**38,915**	41,521	41,255	16,421	13,144	12,895	10,790	3,718	2,524
Mine closure and site restoration	**2,682**	1,303	1,228	806	958	78	66	20	4
Bank financing costs written-off	**4,279**	–	–	–	–	–	–	–	–
Mineral properties written-off	**–**	–	–	21,272	1,277	–	–	–	–
Stock-based compensation	**311**	–	–	–	–	–	–	–	–
Other	**1,285**	858	(394)	802	(2,913)	4,873	3,690	(3,353)	(1,978)
	196,035	182,061	190,287	99,516	68,578	73,581	70,934	29,721	29,982
	19,566	13,561	25,561	(10,023)	4,492	(4,669)	10,140	8,986	15,203
Income and resource taxes	**(5,250)**	(1,747)	(2,310)	(1,711)	(3,391)	553	(3,779)	(2,921)	(184)
Equity in loss of associated company	**–**	–	–	–	–	–	–	(58)	(271)
Minority interests	**(3,456)**	(1,196)	(1,716)	(2,744)	(95)	(665)	(1,784)	–	–
Net earnings (loss)	**10,860**	10,618	21,535	(14,478)	1,006	(4,781)	4,577	6,007	14,748
Basic earnings (loss) per share	**0.11**	0.10	0.22	(0.19)	0.01	(0.06)	0.06	0.10	0.25
Diluted earnings (loss) per share	**0.11**	0.09	0.19	(0.19)	0.01	(0.06)	0.06	0.10	0.25

Consolidated Statements of Cash Flow	2003	2002	2001	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$	$	$	$
Operating activities	**60,222**	57,070	79,368	35,242	16,798	11,291	20,796	17,640	7,335
Financing activities									
Bank loan	**–**	–	–	170,000	–	–	–	–	–
Senior notes proceeds	**125,000**	–	–	–	–	–	–	–	–
Senior notes financing costs	**(1,761)**	–	–	–	–	–	–	–	–
Repayment of convertible debt	**(35,000)**	–	–	–	–	–	–	–	–
Common shares issued	**2,827**	646	31	25,779	–	817	540	53,834	7,530
Dividends on common shares	**–**	–	–	–	(2,429)	(2,435)	–	–	–
Repayments of debt	**(120,532)**	(35,418)	(14,050)	–	–	–	(45,000)	–	(18,351)
Other	**(4,864)**	(4,810)	(4,318)	(2,719)	(1,184)	(532)	(4,325)	–	2,940
	(34,330)	(39,582)	(18,337)	193,060	(3,613)	(2,150)	(48,785)	53,834	(7,881)
Investing activities									
Acquisition of Quebrada Blanca	**–**	–	–	(262,284)	–	–	–	–	–
Property, plant and equipment	**(7,080)**	(31,543)	(13,309)	(1,049)	(3,048)	(1,055)	(4,926)	(2,103)	(7,833)
Other	**(1,368)**	(1,867)	(2,869)	3,143	(4,714)	(7,529)	(1,195)	1,079	(7,080)
	(8,448)	(33,410)	(16,178)	(260,190)	(7,762)	(8,584)	(6,121)	(1,024)	(14,913)
Cash acquired on acquisitions	**–**	–	–	6,231	264	–	–	2,102	–
Increase (decrease) in cash	**17,444**	(15,922)	44,853	(25,657)	5,687	557	(34,110)	72,552	(15,459)

COMPARATIVE FINANCIAL REVIEW ... *continued*

(in thousands of US$ except per share data)

Consolidated Balance Sheets	2003	2002	2001	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$	$	$	$
Assets									
Current									
Cash	**75,313**	57,869	73,791	28,938	54,595	48,908	48,351	82,461	9,909
Receivables	**12,187**	13,665	11,898	21,154	11,797	7,115	10,185	11,780	15,063
Loan to associated company	–	–	–	–	–	–	–	–	7,108
Marketable securities	–	–	–	838	1,066	759	1,379	286	234
Inventories and prepaid expenses	**44,552**	37,100	38,033	43,752	10,505	10,361	10,411	3,949	897
	132,052	108,634	123,722	94,682	77,963	67,143	70,326	98,476	33,211
Investments	–	–	–	–	8,976	5,434	1,996	1,529	15,725
Property, plant and equipment	**291,544**	319,830	323,276	352,457	106,811	112,543	118,668	106,386	32,630
Net future income and resource taxes	**1,299**	5,329	5,161	6,542	–	–	–	3,644	–
Other	**22,265**	21,395	22,406	20,410	–	–	–	–	–
	447,160	455,188	474,565	474,091	193,750	185,120	190,990	210,035	81,566
Liabilities and Shareholders' equity									
Current									
Accounts payable and accrued liabilities	**27,871**	27,191	24,570	27,298	9,134	5,682	7,820	8,375	3,694
Current portion of bank loan	–	32,388	33,921	8,480	–	–	–	–	–
Current portion of obligation under capital leases	**5,944**	3,791	2,651	2,462	1,678	–	–	–	–
	33,815	63,370	61,142	38,240	10,812	5,682	7,820	8,375	3,694
Senior notes	**125,000**	–	–	–	–	–	–	–	–
Bank loan	–	88,144	122,029	161,520	–	–	–	31,617	–
Liability portion of convertible debt	–	1,484	4,567	6,476	–	–	–	–	–
Obligation under capital leases	**11,151**	10,002	6,744	9,346	7,482	–	–	–	–
Obligation on properties purchased	**437**	2,532	4,457	5,843	1,001	1,261	1,301	1,311	–
Mine closure and site restoration	**20,702**	15,616	14,500	13,614	2,886	1,640	1,451	430	589
Minority interests	**34,755**	31,434	30,540	28,823	10,017	10,658	14,331	3,005	–
	225,860	212,582	243,979	263,862	32,198	19,241	24,903	44,738	4,283
Shareholders' equity									
Share capital	**177,160**	174,333	173,687	188,801	163,021	162,019	161,749	165,414	83,407
Equity portion of convertible debt	–	33,516	30,433	28,524	–	–	–	–	–
Contributed surplus	–	–	–	2,835	2,835	2,835	2,819	2,940	2,940
Contributed surplus – stock-based compensation	**311**	–	–	–	–	–	–	–	–
Cumulative translation adjustment	**4,162**	5,307	6,496	7,704	2,814	6,721	–	–	–
Retained earnings (deficit)	**39,667**	29,450	19,970	(17,635)	(7,118)	(5,696)	1,519	(3,057)	(9,064)
	221,300	242,606	230,586	210,229	161,552	165,879	166,087	165,297	77,283
	447,160	455,188	474,565	474,091	193,750	185,120	190,990	210,035	81,566

Per Share Data *(except number outstanding)*	2003	2002	2001	2000	1999	1998	1997	1996	1995
Earnings (loss) $	**0.11**	0.10	0.22	(0.19)	0.01	(0.06)	0.06	0.10	0.25
Earnings (loss) CDN$	**0.16**	0.16	0.34	(0.29)	0.02	(0.10)	0.09	0.15	0.39
Cash flow from operating activities $	**0.65**	0.62	0.87	0.39	0.22	0.15	0.28	0.23	0.12
Cash flow from operating activities CDN$	**0.90**	0.97	1.35	0.60	0.34	0.23	0.43	0.36	0.19
Working capital $	**1.05**	0.49	0.69	0.62	0.89	0.82	0.83	1.18	0.49
Dividends per share CDN$	–	–	–	0.05	0.05	–	–	–	–
Book value $	**2.36**	2.62	2.54	2.32	2.13	2.21	2.21	2.16	1.29
Book value CDN$	**3.06**	4.14	4.05	3.47	3.30	3.42	3.43	3.34	1.99
Closing price CDN$	**6.75**	3.71	3.80	2.25	2.80	2.60	3.43	8.00	6.75
Shares outstanding at year end (#000's)	**93,849**	92,452	90,755	90,730	75,730	75,170	74,989	76,616	60,047

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

All information in the Annual Report, including the accompanying consolidated financial statements and management's discussion and analysis of the consolidated financial position and results of operation ("MD&A") of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements and MD&A.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of three directors, none of whom are members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and MD&A and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

James W. Gill
President and Chief Executive Officer

Ronald P. Gagel
Vice-President and Chief Financial Officer

AUDITORS' REPORT

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Toronto, Ontario

February 10, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31
(in thousands of United States dollars except per share amounts)

	2003	2002
	$	$
Operating revenues		
Mining	**212,096**	182,611
Hedging	**3,505**	13,011
	215,601	195,622
Expenses		
Mining	**131,664**	123,779
Exploration	**3,307**	3,977
Administration	**6,007**	5,017
Depreciation and amortization *(note 2(a))*	**38,915**	41,521
Mine closure and site restoration *(note 2(a))*	**2,682**	1,303
Interest on long-term debt	**7,585**	5,606
Bank financing costs written-off *(note 6(b))*	**4,279**	–
Stock-based compensation *(notes 2(b) and 7(d))*	**311**	–
Other *(note 8)*	**1,285**	858
	196,035	182,061
Earnings before taxes and minority interests	**19,566**	13,561
Income and resource taxes *(notes 2(a) and 9)*	**(5,250)**	(1,747)
Earnings before minority interests	**14,316**	11,814
Minority interests *(note 2(a))*	**(3,456)**	(1,196)
Net earnings for the year	**10,860**	10,618
Basic earnings per share *(note 7(c))*	**0.11**	0.10
Diluted earnings per share *(note 7(c))*	**0.11**	0.09

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31
(in thousands of United States dollars)

	2003	2002
	$	$
Retained earnings as originally stated – beginning of year	**29,450**	22,974
Adjustment to reflect change in accounting policy for mine closure and site restoration costs *(note 2(a))*	**–**	(2,377)
Retained earnings as restated – beginning of year	**29,450**	20,597
Net earnings for the year	**10,860**	10,618
Accretion of equity element of convertible debt *(note 6(c))*	**(643)**	(1,765)
Retained earnings – end of year	**39,667**	29,450

See accompanying notes to consolidated financial statements.

CONSOLIDATED SEGMENTED INFORMATION ON OPERATIONS

For the years ended December 31
(in thousands of United States dollars)

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating revenues					
Mining	29,422	37,892	144,782	–	**212,096**
Hedging	–	–	–	3,505	**3,505**
	29,422	37,892	144,782	3,505	**215,601**
Expenses					
Mining	19,643	24,474	87,547	–	**131,664**
Exploration	–	–	–	3,307	**3,307**
Administration	–	–	–	6,007	**6,007**
Depreciation and amortization	2,725	9,440	25,686	1,064	**38,915**
Mine closure and site restoration	181	581	1,920	–	**2,682**
Interest on long-term debt	–	–	–	7,585	**7,585**
Bank financing costs written-off	–	–	–	4,279	**4,279**
Stock-based compensation	–	–	–	311	**311**
Other	–	269	359	657	**1,285**
	22,549	34,764	115,512	23,210	**196,035**
Earnings (loss) before taxes and minority interests	6,873	3,128	29,270	(19,705)	**19,566**
Income and resource taxes	(3,348)	–	(4,092)	2,190	**(5,250)**
Earnings (loss) before minority interests	3,525	3,128	25,178	(17,515)	**14,316**
Minority interests	–	(938)	(2,518)	–	**(3,456)**
Net earnings (loss)	3,525	2,190	22,660	(17,515)	**10,860**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	29,929	35,004	117,678	–	182,611
Hedging	–	–	–	13,011	13,011
	29,929	35,004	117,678	13,011	195,622
Expenses					
Mining	21,909	24,077	77,793	–	123,779
Exploration	–	–	–	3,977	3,977
Administration	–	–	–	5,017	5,017
Depreciation and amortization	3,792	9,468	27,807	454	41,521
Mine closure and site restoration	138	396	769	–	1,303
Interest on long-term debt	–	–	–	5,606	5,606
Other	–	686	65	107	858
	25,839	34,627	106,434	15,161	182,061
Earnings (loss) before taxes and minority interests	4,090	377	11,244	(2,150)	13,561
Income and resource taxes	(2,673)	(13)	(374)	1,313	(1,747)
Earnings (loss) before minority interests	1,417	364	10,870	(837)	11,814
Minority interests	–	(109)	(1,087)	–	(1,196)
Net earnings	1,417	255	9,783	(837)	10,618

CONSOLIDATED BALANCE SHEETS

As at December 31
(in thousands of United States dollars)

	2003	2002
	$	$
Assets		
Current		
Cash	**75,313**	57,869
Receivables	**12,187**	13,665
Inventories and prepaid expenses *(note 3)*	**44,552**	37,100
	132,052	108,634
Property, plant and equipment *(notes 2(a) and 4)*	**291,544**	319,830
Net future income and resource taxes *(notes 2(a) and 9(c))*	**1,299**	5,329
Long-term copper inventory and other *(note 5)*	**22,265**	21,395
	447,160	455,188
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**27,871**	27,191
Current portion of bank loan *(note 6(b))*	**–**	32,388
Current portion of obligation under capital leases *(note 13(a))*	**5,944**	3,791
	33,815	63,370
Senior notes *(note 6(a))*	**125,000**	–
Bank loan *(notes (6(b))*	**–**	88,144
Liability portion of convertible debt *(note 6(c))*	**–**	1,484
Obligation under capital leases *(note 13(a))*	**11,151**	10,002
Obligation on properties purchased *(note 13(b))*	**437**	2,532
Mine closure and site restoration *(note 2(a))*	**20,702**	15,616
Minority interests *(note 2(a))*	**34,755**	31,434
	192,045	149,212
	225,860	212,582
Contingency *(note 16)*		
Shareholders' equity		
Share capital *(note 7)*	**177,160**	174,333
Equity portion of convertible debt *(note 6(c))*	**–**	33,516
Contributed surplus – stock-based compensation *(notes 2(b) and (7(d))*	**311**	–
Cumulative translation adjustment *(note 4(b))*	**4,162**	5,307
Retained earnings	**39,667**	29,450
	221,300	242,606
	447,160	455,188

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:

Director

Director

CONSOLIDATED SEGMENTED BALANCE SHEET INFORMATION

As at December 31
(in thousands of United States dollars)

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Assets					
Current					
Cash	303	1,205	10,928	62,877	**75,313**
Receivables	7,070	829	3,811	477	**12,187**
Inventories and prepaid expenses	523	8,117	35,645	267	**44,552**
	7,896	10,151	50,384	63,621	**132,052**
Property, plant and equipment	2,728	39,692	242,116	7,008	**291,544**
Net future income and resource taxes	–	4,334	(6,422)	3,387	**1,299**
Long–term copper inventory and other	–	–	19,394	2,871	**22,265**
	10,624	54,177	305,472	76,887	**447,160**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,294	3,169	13,412	9,996	**27,871**
Current portion of obligation under capital leases	–	2,629	3,315	–	**5,944**
	1,294	5,798	16,727	9,996	**33,815**
Senior notes	–	–	–	125,000	**125,000**
Obligation under capital leases	–	365	10,786	–	**11,151**
Obligation on properties purchased	–	–	–	437	**437**
Mine closure and site restoration	1,472	3,870	14,695	665	**20,702**
Minority interests	–	14,171	20,584	–	**34,755**
	2,766	24,204	62,792	136,098	**225,860**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	406	998	12,579	43,886	57,869
Receivables	7,042	344	4,888	1,391	13,665
Inventories and prepaid expenses	591	8,096	28,263	150	37,100
	8,039	9,438	45,730	45,427	108,634
Property, plant and equipment	5,672	47,839	261,352	4,967	319,830
Net future income and resource taxes	–	4,334	(2,392)	3,387	5,329
Long–term copper inventory and other	–	–	19,428	1,967	21,395
	13,711	61,611	324,118	55,748	455,188
Liabilities					
Current					
Accounts payable and accrued liabilities	1,521	2,376	15,460	7,834	27,191
Current portion of bank loan	–	–	–	32,388	32,388
Current portion of obligation under capital leases	–	2,402	1,389	–	3,791
	1,521	4,778	16,849	40,222	63,370
Bank loan	–	–	–	88,144	88,144
Liability portion of convertible debt	–	–	–	1,484	1,484
Obligation under capital leases	–	2,971	7,031	–	10,002
Obligation on properties purchased	–	–	–	2,532	2,532
Mine closure and site restoration	1,037	2,642	11,391	546	15,616
Minority interests	–	13,375	18,059	–	31,434
	2,558	23,766	53,330	132,928	212,582

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended December 31
(in thousands of United States dollars)

	2003	2002
	$	$
Operating activities		
Net earnings for the year	**10,860**	10,618
Non-cash items –		
Depreciation and amortization	**38,915**	41,521
Future income and resource taxes	**4,030**	264
Mine closure and site restoration	**2,682**	1,115
Bank financing costs written-off	**4,279**	–
Gain on sale of marketable securities	**–**	(122)
Gain on disposal of property, plant and equipment	**(574)**	(11)
Provision for supplies inventories	**986**	–
Interest on obligation on properties purchased	**570**	727
Foreign exchange gain	**–**	(25)
Stock-based compensation	**311**	–
Minority interests	**3,456**	1,196
	65,515	55,283
Net change in non-cash working capital items *(note 10)*	**(5,293)**	1,787
	60,222	57,070
Financing activities		
Senior notes proceeds	**125,000**	–
Senior notes financing costs	**(1,761)**	–
Repayments of bank loan	**(120,532)**	(35,418)
Repayment of convertible debt	**(35,000)**	–
Repayments of capital leases	**(4,404)**	(3,424)
Accretion of equity portion of convertible debt	**(643)**	(1,765)
Common shares issued	**2,827**	646
Foreign exchange and other	**183**	379
	(34,330)	(39,582)
Investing activities		
Property, plant and equipment	**(4,988)**	(27,068)
Mineral property acquisition and development	**(2,092)**	(4,475)
Payments on properties purchased	**(2,495)**	(2,495)
Proceeds on disposal of property, plant and equipment	**1,127**	25
Proceeds on sale of marketable securities	**–**	579
	(8,448)	(33,434)
Foreign exchange on cash held in foreign currency	**–**	24
Increase (decrease) in cash for the year	**17,444**	(15,922)
Cash – beginning of year	**57,869**	73,791
Cash – end of year	**75,313**	57,869

See accompanying notes to consolidated financial statements.

CONSOLIDATED SEGMENTED INFORMATION ON CASH FLOW

For the years ended December 31
(in thousands of United States dollars)

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating activities					
Net earnings (loss)	3,525	2,190	22,660	(17,515)	**10,860**
Non-cash items	5,188	10,960	33,662	4,845	**54,655**
	8,713	13,150	56,322	(12,670)	**65,515**
Net change in non-cash working capital items	(187)	287	(8,352)	2,959	**(5,293)**
	8,526	13,437	47,970	(9,711)	**60,222**
Financing activities					
Senior notes proceeds, net	–	–	–	123,239	**123,239**
Repayments of bank loan	–	–	–	(120,532)	**(120,532)**
Repayment of convertible debt	–	–	–	(35,000)	**(35,000)**
Repayments of capital leases	–	(2,402)	(2,002)	–	**(4,404)**
Accretion of equity portion of convertible debt	–	–	–	(643)	**(643)**
Common shares issued	–	–	–	2,827	**2,827**
Other	–	(135)	–	318	**183**
	–	(2,537)	(2,002)	(29,791)	**(34,330)**
Investing activities					
Property, plant and equipment	–	(2,078)	(2,842)	(68)	**(4,988)**
Mineral property acquisition and development	–	–	–	(2,092)	**(2,092)**
Payments on property purchased	–	–	–	(2,495)	**(2,495)**
Proceeds on disposal of property, plant and equipment	34	–	800	293	**1,127**
	34	(2,078)	(2,042)	(4,362)	**(8,448)**
Intersegment distributions	(8,663)	(8,615)	(45,577)	62,855	**–**
Increase (decrease) in cash for the year	(103)	207	(1,651)	18,991	**17,444**
Cash – beginning of year	406	998	12,579	43,886	**57,869**
Cash – end of year	303	1,205	10,928	62,877	**75,313**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,417	255	9,783	(837)	10,618
Non-cash items	5,748	9,843	29,856	(782)	44,665
	7,165	10,098	39,639	(1,619)	55,283
Net change in non-cash working capital items	(547)	1,194	(402)	1,542	1,787
	6,618	11,292	39,237	(77)	57,070
Financing activities					
Repayments of bank loan	–	–	–	(35,418)	(35,418)
Repayments of capital leases	–	(2,403)	(1,021)	–	(3,424)
Accretion of equity portion of convertible debt	–	–	–	(1,765)	(1,765)
Common shares issued	–	–	–	646	646
Other	–	(105)	–	484	379
	–	(2,508)	(1,021)	(36,053)	(39,582)
Investing activities					
Property, plant and equipment	–	(1,752)	(25,234)	(82)	(27,068)
Mineral property acquisition and development	–	–	–	(4,475)	(4,475)
Payments on properties purchased	–	–	–	(2,495)	(2,495)
Other	25	–	–	579	604
	25	(1,752)	(25,234)	(6,473)	(33,434)
Foreign exchange on cash held in foreign currency	–	–	–	24	24
Intersegment distributions	(6,568)	(6,559)	(26,738)	39,865	–
Increase (decrease) in cash for the year	75	473	(13,756)	(2,714)	(15,922)
Cash – beginning of year	331	525	26,335	46,600	73,791
Cash – end of year	406	998	12,579	43,886	57,869

For the years ended December 31, 2003 and 2002 (in thousands of United States dollars except where otherwise noted)

1. Accounting policies

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements include the accounts of Aur Resources Inc., subsidiary companies and a proportionate share of the accounts of joint ventures in which it has an interest (collectively "Aur"). Subsidiaries include two Chilean private companies, Compañía Minera Carmen de Andacollo ("CDA") and Compañía Minera Quebrada Blanca S.A. ("CMQB"), in which Aur has 70% and 90% working interests, respectively, while its 30% interest in the Louvicourt joint venture is proportionately consolidated.

(b) Segmented information

Aur is in the mining and minerals business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Quebrada Blanca and Corporate. The Louvicourt segment represents Aur's 30% proportionate interest in the Louvicourt mine which produces copper and zinc concentrates. The Andacollo and Quebrada Blanca segments represent Aur's consolidated interest in the Andacollo and Quebrada Blanca copper mines, each of which produce cathode copper. The Corporate segment is responsible for the management of Aur's cash and investment portfolio, exploration and other business development activities, certain other non-producing assets, long-term debt, and provides management, administrative and support services to Aur's other segments. The accounting policies of the segments are the same as those described below.

(c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include metal sales receivables, in-process inventories, net future income and resource tax assets and liabilities, the physical and economic lives of mining assets and mine closure and site restoration costs. Actual results may differ from those estimates.

(d) Revenue recognition and receivables

Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement following specified sales quotational periods. Revenues are recognized when title passes in the month of shipment at the estimated net realizable value of the sale. Any changes in prices used to calculate the estimated net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs.

(e) Cash

Cash includes cash on deposit and term deposits with maturities of 3 months or less at time of acquisition.

(f) Inventories

Cathode copper and in-process inventories are valued at the lower of cost and net realizable value. Cost is determined primarily on the basis of average cost. Mine supplies are valued at the lower of average cost and estimated net realizable value.

(g) Property, plant and equipment

i) Mineral property and exploration costs

Mineral property and exploration expenditures are charged to earnings when incurred except for certain expenditures on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine, and/or have the characteristics of property, plant and equipment, in which case the expenditures are capitalized and are not amortized until commercial production is achieved. These costs are transferred to development costs once the development of the mine commences.

ii) Plant and equipment

Plant and equipment are recorded at cost and are amortized once commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Equipment with useful lives less than the estimated life of the mine are depreciated using the straight-line method over 3 to 8 years, but in any event not to exceed the estimated life of the mine.

iii) Development costs
Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. Amounts shown as development costs are net of metal recoveries prior to commercial production.

iv) Mining equipment under capital lease
Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital lease is amortized using the straight-line method over the estimated life of the leased asset, but in any event not to exceed the life of the mine. Lease payments under operating leases are charged to earnings as incurred.

v) Corporate
Corporate fixed assets are recorded at cost and are depreciated using the straight-line method based on the estimated useful life of the asset. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

vi) Capitalization of financing costs
Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are amortized from the time that mining operations commence commercial production. Capitalized interest is amortized on a units-of-production basis over the estimated life of the mine while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness that is repaid before maturity are written-off in the period in which the indebtedness is repaid.

vii) Carrying value
Aur reviews the carrying value of its producing and development mineral capital assets on a periodic basis. Estimated future undiscounted net cash flows are calculated for each property using estimated reserves and/or resources, as appropriate. Should the estimated future undiscounted net cash flows be less than the carrying value, an appropriate reduction is made with a corresponding charge to earnings.

(h) Mine closure and site restoration costs
Estimated mine closure and site restoration costs are comprised of asset retirement obligations and employee severance. Asset retirement costs are charged to operations using the asset retirement obligation method on a units-of-production basis over the estimated life of the mine (see note 2(a)), while mine closure costs for severance are accrued using a pre-determined formula based upon the employee's number of years of employment service with the mine. Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(i) Translation of foreign currencies
Monetary assets and liabilities of integrated operations that are not denominated in United States dollars are translated at the rate of exchange prevailing at the year-end, while revenues and expenses (other than depreciation) are translated at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

(j) Income and resource taxes
Income and resource taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. The federal large corporations tax on capital is included in the provision for income taxes.

(k) Financial instruments
Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Gains and losses on metal and interest rate contracts are reported as a component of the related transaction while foreign currency exchange contracts are reported separately.

(l) Pension costs
The costs of defined contribution plans, representing Aur's required contribution based on specified percentages of salaries or as mandated by government regulations, are charged to earnings as contributions are made. The costs of defined benefit plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period.

(m) Share purchase options

Aur has a common share purchase option plan. In 2002, Aur used the intrinsic method of accounting for stock-based compensation. Accordingly, no compensation expense was recognized when common share purchase options were granted under the plan as the exercise price of the options granted was the then current market price of the shares. Effective January 1, 2003, Aur adopted the fair value method of accounting for stock-based compensation (see note 2(b)). Any consideration paid on exercise of common share purchase options is credited to share capital with the appropriate amount reclassified from contributed surplus - stock-based compensation to share capital.

(n) Deferred financing costs

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate. Unamortized financing fees related to indebtedness which are repaid before maturity are written-off in the period in which the indebtedness is repaid.

(o) Comparative figures

Certain comparative figures for 2002 have been reclassified to conform to this year's presentation.

2. Changes in accounting policies

(a) Asset retirement obligations

Effective January 1, 2003, Aur adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for asset retirement obligations included within mine closure and site restoration costs. Under the new recommendations, the fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine's life. Previously, mine closure and site restoration costs were accrued on a periodic basis to the amount of the future value by the end of the mine's life. This change in accounting policy was applied retroactively and, accordingly, as at January 1, 2002, property, plant and equipment assets were increased by $2,597 net, future tax assets were increased by $346, mine closure and site restoration liabilities were increased by $5,093, minority interests were decreased by $334, retained earnings were decreased by $2,377 net, amortization expense was increased by $294, mine closure and site restoration expense was decreased by $1,058, minority interests expense was increased by $120 and future tax expense was increased by $85 for 2002.

Mine closure and site restoration liabilities as at December 31 are comprised of the following:

	2003	2002
	$	$
Asset retirement obligations	**10,370**	8,504
Employee severance	**10,332**	7,112
	20,702	15,616

(b) Stock-based compensation

Effective January 1, 2003, Aur adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. Under the new recommendations, Aur charges to earnings stock-based compensation for options granted since January 1, 2003 on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. Previously, the intrinsic method of accounting for stock-based compensation was used. The new method was applied prospectively without restatement of the 2002 financial statements.

3. Inventories and prepaid expenses

	2003	2002
	$	$
Cathode copper	**1,941**	1,479
In-process inventories	**31,856**	25,340
Mine supplies	**9,820**	9,357
Prepaid expenses	**935**	924
	44,552	37,100

4. Property, plant and equipment

2003	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Corporate**	**Total**
	$	**$**	**$**	**$**	**$**
Plant and equipment	**18,728**	**66,286**	**253,905**	**–**	**338,919**
Development costs	**14,422**	**32,947**	**51,389**	**6,584**	**105,342**
Mining equipment under capital leases	**–**	**12,006**	**17,917**	**–**	**29,923**
Asset retirement costs	**334**	**1,338**	**4,040**	**–**	**5,712**
Corporate and other	**–**	**–**	**–**	**1,674**	**1,674**
	33,484	**112,577**	**327,251**	**8,258**	**481,570**
Accumulated amortization	**(30,756)**	**(72,885)**	**(85,135)**	**(1,250)**	**(190,026)**
	2,728	**39,692**	**242,116**	**7,008**	**291,544**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Plant and equipment	18,891	65,103	255,122	–	339,116
Development costs	14,611	32,053	51,934	4,475	103,073
Mining equipment under capital leases	–	12,006	10,370	–	22,376
Asset retirement cost	319	977	3,375	–	4,671
Corporate and other	–	–	–	2,214	2,214
	33,821	110,139	320,801	6,689	471,450
Accumulated amortization	(28,149)	(62,300)	(59,449)	(1,722)	(151,620)
	5,672	47,839	261,352	4,967	319,830

(a) Louvicourt

The Louvicourt underground copper-zinc-silver-gold mine, located near the city of Val d'Or, Quebec, Canada, is held through a joint venture with Aur being the operator. The current mine plan envisions mining operations continuing until the end of the first half of 2005.

Aur holds a 30% interest while its joint venture partners, Novicourt Inc. and Teck Cominco Limited ("Teck Cominco"), hold 45% and 25% interests, respectively. Aur's consolidated financial statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the joint venture.

(b) Andacollo

The Andacollo open-pit, solvent extraction, electrowinning ("SX-EW") copper mine, located near the town of Andacollo, Coquimbo, Chile, is owned by CDA. The current mine plan envisions mining operations continuing until at least 2009.

CDA's share capital is comprised of Series A and Series B shares. The Series A shares represent 90% of the voting and dividend rights of the CDA shares. Aur owns 70% of the Series A shares while Compañía Minera del Pacífico ("CMP"), a subsidiary of a Chilean public company, owns the remaining 30% of the Series A shares. The owners of the Series A shares provided all the capital for the development of the Andacollo mine. The Series B shares are owned by Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, and represent 10% of the voting and dividend rights of the CDA shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time. When combined with the Series B shares of CDA, Aur's 70% holding and CMP's 30% holding of the Series A shares equate to 63% and 27% interests, respectively, in CDA's total voting and dividend rights.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CDA with CMP's 30% Series A share interest being reflected as a minority interest. Due to preferential rights to cash flows related to shareholder debt obligations of CDA incurred to develop the mine, Aur has the right to receive, as at December 31, 2003, 70% of the first $41,438, plus interest, of CDA's net cash flow and 63% of all cash distributions thereafter. As it is expected that dividends will only be paid on CDA's Series A and Series B shares when all shareholder debt has been repaid, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in CDA.

Included in Andacollo's property, plant and equipment is $4,162 (2002 – $5,307) pertaining to the cumulative translation adjustment in shareholders' equity. This asset is amortized on a units-of-production basis over the estimated life of the mine. The impact of this amortization on Aur's earnings is $nil as the amortization as a result of the foregoing is offset by the amortization through earnings of the cumulative translation adjustment on a units-of-production basis over the estimated life of the mine.

(c) Quebrada Blanca

The Quebrada Blanca open-pit, SX-EW copper mine is located 170 kilometres southeast of the port city of Iquique, Chile. The current mine plan envisions mining operations continuing until at least 2015.

CMQB's share capital is comprised of Series A, Series B and Series C shares. The Series A shares represent 85% of voting and dividend rights of the CMQB shares. Aur owns 90% of the Series A shares, while Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns the remaining 10% of the Series A shares. The owners of the Series A shares provided all the capital for the development of the Quebrada Blanca mine. The Series B shares are owned by ENAMI and represent 10% of the voting and dividend rights of CMQB's shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. The Series C shares are owned by Pudahuel and represent 5% of the voting and dividend rights of the CMQB shares. The Series C shares are required to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. When combined with the Series B and Series C shares, Aur's 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total voting and dividend rights. When combined with its 10% Series A shareholding, Pudahuel's 100% holding of Series C shares equates to a 13.5% interest in CMQB's total voting and dividend rights. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders, at least 30% of the net profits of CMQB in each year must be distributed as dividends once CMQB has repaid the existing $53,375 of senior project shareholder debt that it owes to Aur at December 31, 2003. Subject to the foregoing, as it is currently expected that all debt, including subordinated debt of CMQB owed to Aur, will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in CMQB.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CMQB with Pudahuel's 10% Series A share interest reflected as a minority interest. Due to preferential rights to cash flows related to shareholder debt of CMQB owed to Aur, Aur essentially has the right to receive, as at December 31, 2003, $123,537 (plus interest on $53,375 thereof) of the first $131,331 of CMQB's net cash flows and 76.5% of all cash distributions thereafter.

(d) Duck Pond

On March 31, 2002, Aur purchased from Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston") Thundermin's and Queenston's right to acquire a 100% interest in the Duck Pond copper-zinc project in central Newfoundland. The purchase price paid to Thundermin for its 50% interest in the project was $1,153 in cash and the tender to Thundermin of Aur's 11,209,968 shares of Thundermin. The purchase price paid to Queenston for its 50% in the project was $1,881 in cash. Included in corporate development costs is the original purchase price, totalling $3,762, plus subsequent preliminary development work

5. Long-term copper inventory and other

	2003	2002
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing costs	**1,574**	–
Purchased call options	**1,297**	1,967
Other	**647**	681
	22,265	21,395

(a) Long-term in-process copper inventory

Long-term in-process copper inventory is in-process inventory that is segregated and not currently scheduled to be recovered until near the end of the Quebrada Blanca mine's life.

(b) Deferred financing costs

Deferred financing costs are the unamortized balance of the fees and expenses incurred to issue Aur's $125,000 of senior notes and is net of $188 of amortization. This amount is being amortized on a straight-line basis over the 10 year term of the senior notes.

(c) Purchased call options

Purchased call options is the unamortized balance of the costs incurred to purchase call options described in note 13(f) and is net of $1,053 of amortization. This amount is amortized as the call options mature.

6. Credit facilities

(a) Senior notes

On March 10, 2003, Aur issued $125,000 of unsecured senior notes to a number of U.S. insurance companies. The senior notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The senior notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. The net proceeds from the senior notes were principally used to fully repay Aur's bank loan.

The senior notes have customary financial and other covenants, including restrictions on the granting of security interests, but impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that the merged entity continues to meet the covenants under the senior notes.

(b) Bank loan

On November 22, 2000, Aur completed and drewdown from a syndicate of banks (collectively, the "Lenders") a $170,000 bank loan and used such funds to partially finance the acquisition of the Quebrada Blanca mine. The bank loan was fully repaid on March 10, 2003 from the proceeds on issuance of the senior notes. Upon repayment of the bank loan, Aur incurred a one-time non-cash charge to earnings of $4,279 for the unamortized capitalized financing costs associated with the loan.

The scheduled annual principal repayments were as follows:

	2003	2002
	$	$
2003	–	28,800
2004	–	31,680
2005	–	28,000
2006	–	25,600
2007	–	6,452
	–	120,532
Current portion	–	(32,388)
	–	88,144

Borrowings under the bank loan were denominated in United States dollars and were made as London Interbank Offering Rate ("LIBOR") advances or as US base rate advances. The applicable rates of interest were floating and varied depending on the manner of advance selected. Interest rates varied from LIBOR plus 2.0% to LIBOR plus 4.375%, based on the prior period's debt service coverage ratio and the term to maturity of the bank loan.

The bank loan was collateralized by a first charge on Aur's material property and assets. The bank loan provided for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there were no restrictions on Aur paying dividends or making other distributions to shareholders so long as the bank loan was in good standing. Aur had the right to prepay the bank loan at any time without penalty and did so on March 10, 2003.

(c) Convertible debt

The convertible debt obligation owed to Teck Cominco was fully repaid on June 30, 2003 from cash on hand.

	2003	2002
	$	$
Liability portion	–	1,484
Equity portion	–	33,516
	–	35,000

As a condition of the acquisition of the Quebrada Blanca mine, Aur was required to pay Teck Cominco by December 31, 2003 the principal amount of $35,000. The debt obligation bore interest calculated at 6% for the years 2000 through 2002 and thereafter at the same rate as the bank loan. Interest was payable on February 15, 2002 and on December 31, 2002 and 2003. Aur had the option of satisfying the $35,000 by issuing common shares of Aur at a price equal to 90% of the lower of their daily weighted average trading price on the Toronto Stock Exchange for the 20 trading days ended December 19, 2003 and their weighted average trading price on December 19, 2003.

As a result of Aur's right to satisfy its debt obligation to Teck Cominco through the issuance of common shares, the $35,000 debt obligation was being accounted for as having both a debt and equity component in accordance with the accounting standards of the CICA. The liability portion at December 31, 2002 represented the present value of interest payments discounted at the estimated cost of borrowing rate at November 22, 2000 of 9%. Interest expense was determined on the debt component. Each year a portion of the required annual interest payment to Teck Cominco was applied as a reduction of the debt component. Interest on this debt for the period ended June 30, 2003, amounted to $677 and was fully paid on June 30, 2003. Interest of $2,100 for 2002 was included in accounts payable and accrued liabilities. The difference between the amount calculated as debt and the face value was classified as equity. The equity component increases over its term to the full face value by charges to retained earnings. The increase in the carrying value of the equity component, referred to as the equity accretion, was computed on an after-tax basis for the purpose of computing earnings per share.

(d) Working capital facilities

CDA has a working capital facility with a Chilean bank for up to $2,000 (2002 – $2,000), maturing August 31, 2004. CMP guarantees 30% of the working capital facility.

CMQB has working capital facilities with two Chilean banks for up to $3,000 and $4,500 (2002 – $3,000 and $3,500), respectively, maturing June 30, 2004.

The working capital facilities have no commitment fees and applicable interest rates are dependent upon the prevailing rates when the relevant facility is utilized. At December 31, 2003 and 2002, no amounts were outstanding under these facilities.

7. Share capital

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares, issuable in series. On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the then issued 2,000,000 Class B shares into 0.65 of a common share, being 1,300,000 common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

(b) Issued and outstanding

	2003		2002	
	Shares	**Amount**	Shares	Amount
	#000's	**$**	#000's	$
Common shares				
Balance – beginning of year	**92,452**	**174,333**	90,755	173,686
Issued during the year –				
Share purchase options exercised	**1,397**	**2,827**	398	646
Conversion of Class B shares	**–**	**–**	1,300	1
Fractional shares cancelled	**–**	**–**	(1)	–
Balance – end of year	**93,849**	**177,160**	92,452	174,333
Class B shares				
Balance – beginning of year	**–**	**–**	2,000	1
Conversion into common shares	**–**	**–**	(2,000)	(1)
Balance – end of year	**–**	**–**	–	–
		177,160		174,333

(c) Earnings per share

	2003	2002
	$	$
(i) Basic		
Numerator:		
Net earnings	**10,860**	10,618
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(417)**	(1,144)
Income available to shareholders	**10,443**	9,474
Denominator:		
Weighted average shares outstanding	**93,075**	91,835
Basic earnings per share	**0.11**	0.10

	2003	2002
	$	$
(ii) Diluted		
Numerator:		
Income available to shareholders	**10,443**	9,474
Denominator:		
Weighted average shares outstanding	**93,075**	91,835
Potential issuance of shares from convertible debt	**–**	14,643
Potential issuance of shares from purchase options	**878**	1,094
Potential incremental issuance from stock-based compensation	**147**	–
Shares outstanding plus assumed issuances	**94,100**	107,572
Diluted earnings per share	**0.11**	0.09

(d) Stock-based compensation plans

At December 31, 2003, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Effective January 1, 2003, Aur adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2003 using the fair value method. Previously, Aur had applied the intrinsic value method of accounting for stock-based compensation awards granted to employees and, accordingly, no compensation cost was recognized for the Plan in 2002.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars. The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at December 31, 2003:

Outstanding				Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#000's	#	CDN$	#000's	CDN$
1.96 to 2.25	1,333	18	2.13	1,210	2.14
2.26 to 2.95	182	26	2.51	152	2.51
3.30 to 4.98	975	48	3.65	292	3.72
5.80 to 8.10	63	40	6.84	46	6.96
	2,553			1,700	

The number of stock options outstanding at December 31, 2003 represents 2.7% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the years ended December 31, 2003 and 2002:

	2003		2002	
	Shares	**Weighted average exercise price per share**	Shares	Weighted average exercise price per share
	#000's	**CDN$**	#000's	CDN$
Balance – beginning of year	**3,319**	**2.57**	3,752	2.84
Granted	**831**	**3.69**	232	3.95
Exercised	**(1,397)**	**2.60**	(398)	2.50
Expired	**(138)**	**4.08**	(267)	7.64
Forfeited	**(62)**	**2.07**	–	–
Balance – end of year	**2,553**	**2.85**	3,319	2.57
Exercisable – end of year	**1,700**	**2.57**	2,757	2.53

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and basic earnings per share in 2002 would have been as follows:

	$	$/share
Net earnings, as reported	10,618	0.10
Stock-based compensation expense	(79)	–
Pro forma net earnings	10,539	0.10

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0% (2002 – 0%), expected volatility of 43% (2002 – 42%), risk-free interest rate of 3.5% (2002 – 4.2%) and expected life of 27 months (2002 – 36 months).

(e) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

8. Other expenses (revenues)

	2003	2002
	$	$
Interest on obligation under capital leases	**941**	640
Interest and other income	**(1,601)**	(2,125)
Interest and other financing costs	**1,201**	1,618
Foreign exchange	**845**	25
Gain on disposal of property, plant and equipment	**(574)**	–
Gain on sale of marketable securities	**–**	(122)
Miscellaneous	**473**	822
	1,285	858

9. Income and resource taxes

(a) Geographic components

(i) Earnings (loss) before taxes and minority interests	**2003**	2002
	$	$
Earnings (loss) before taxes:		
Canada	**(10,184)**	7,869
Chile	**30,185**	8,940
Other	**(435)**	(3,248)
	19,566	13,561

(ii) Tax expense (recovery)	**2003**	2002
	$	$
Current:		
Canada	**3,348**	2,673
Chile	**63**	124
Other	**26**	13
	3,437	2,810
Future:		
Canada	**(2,216)**	(1,326)
Chile	**4,029**	263
	1,813	(1,063)
	5,250	1,747

(b) Income and resource taxes reconciliation

	2003	2002
	$	$
Earnings before taxes and minority interests	**19,566**	13,561
Canadian combined, federal and provincial income tax rate	**34%**	36%
Expected income taxes	**6,652**	4,882
Tax effect of:		
Foreign exchange not recognized for accounting purposes	**2,977**	–
Recognition of losses of previous years	**–**	(2,302)
Foreign taxes at different rates	**(3,447)**	(87)
Resource allowance	**(2,055)**	(2,092)
Quebec mining duties	**1,057**	1,258
	5,184	1,659
Federal large corporations tax	**66**	88
Income tax expense	**5,250**	1,747

The reconciliation between taxes was calculated by applying the statutory tax rate to pre-tax income and income tax expense.

(c) Future income and resource taxes and loss carryforwards

As at December 31, the significant components within Aur's net future tax asset were as follows:

	2003	2002
	$	$
Capital losses	**11,350**	11,392
Property, plant and equipment	**(22,521)**	(18,835)
Canadian resource deductions	**10,815**	9,528
Mine closure and site restoration liabilities	**3,367**	2,484
Non-capital losses	**20,959**	26,348
Other	**1,739**	(1,765)
Future income tax asset before valuation allowance	**25,709**	29,152
Valuation allowance	**(24,410)**	(23,823)
Net future income and resource tax asset	**1,299**	5,329

Aur's future income tax asset before valuation allowance is $25,709 (2002 – $29,152), most of which relates to Canadian taxes. The realization of this asset is dependent upon the generation of future taxable income and/or taxable capital gains. A valuation allowance of $24,410 (2002 – $23,823) has been provided against this asset.

Aur has additional Canadian resource deductions of $51,625 (2002 – $42,427) which were categorized as successored for purposes of the Income Tax Act (Canada). No amount has been taken into account with respect to these losses in determining Aur's net future income tax asset.

10. Supplementary cash flow information

	2003	2002
	$	$
Net change in non-cash working capital items:		
Receivables	**1,478**	(1,767)
Inventories and prepaid expenses	**(7,451)**	933
Accounts payable and accrued liabilities	**680**	2,621
	(5,293)	1,787
Other information:		
Interest paid	**5,774**	9,212
Income, resource and capital taxes paid	**1,029**	2,528

11. Joint venture

Aur holds a 30% interest in the Louvicourt mine joint venture. This operation is accounted for using the proportionate consolidation method. Aur's share of the revenues, assets, liabilities, cash and cash flow of the joint venture was as follows:

	2003	2002
	$	$
Revenues	**29,422**	29,929
Expenses	**22,549**	25,839
Earnings before taxes	**6,873**	4,090
Current assets	**7,896**	8,039
Current liabilities	**1,294**	1,521
Working capital	**6,602**	6,518
Assets	**10,624**	13,711
Liabilities	**2,766**	2,558
Net investment	**7,858**	11,153
Cash flow from:		
Operating activities	**8,526**	6,618
Investing activities	**34**	25
Net cash flow	**8,560**	6,643
Cash	**303**	406

12. Geographic distribution of segmented information

	2003		2002	
	Revenues	**Property, plant and equipment**	Revenues	Property, plant and equipment
	$	**$**	$	$
Canada	32,927	9,736	42,940	10,639
Chile	182,674	281,808	152,682	309,191
	215,601	291,544	195,622	319,830

There were no significant inter-segment sales or transfers.

Aur sold 100% of its copper and zinc concentrates produced by the Louvicourt segment to Noranda Inc. ("Noranda"). Cathode copper produced by the Andacollo and Quebrada Blanca segments were sold to a number of purchasers.

13. Commitments

(a) Obligation under capital leases

The following is a schedule of future minimum lease payments for mobile mining equipment under capital leases expiring in various periods up to 2010:

	2003	2002
	$	$
2003	**–**	4,619
2004	**6,610**	4,600
2005	**3,897**	1,888
2006	**3,228**	1,218
2007	**2,279**	1,218
2008	**1,481**	1,218
2009	**1,464**	1,218
2010	**123**	–
Total lease payments	**19,082**	15,979
Less interest	**(1,987)**	(2,186)
Total present value of lease payments	**17,095**	13,793
Current portion	**(5,944)**	(3,791)
	11,151	10,002

(b) Obligation on properties purchased

As part of the acquisition of the shares of CMQB and CDA, Aur assumed certain obligations to ENAMI related to the original purchase of the Series A shares of CMQB and CDA from ENAMI. Pursuant to the foregoing, Aur is required to make annual installment payments to ENAMI in June for CMQB and November for CDA. The obligations are unsecured and were discounted at the estimated cost of borrowing rate at the time of 9% for CMQB and 8% for CDA.

The following is a schedule of future installment payments to ENAMI related to the original purchase of the Series A shares of CMQB and CDA.

	2003	2002
	$	$
2003	**–**	2,495
2004	**2,495**	2,495
2005	**245**	245
2006	**245**	245
Total installment payments	**2,985**	5,480
Less interest	**(453)**	(1,023)
Total present value of installment payments	**2,532**	4,457
Current portion	**(2,095)**	(1,925)
	437	2,532

The current portion is included in accounts payable and accrued liabilities.

(c) Operating leases

Aur has other commitments under various mining equipment and office operating lease agreements as follows:

	$
2004	461
2005	431
2006	407
2007	391
2008	390
	2,080

(d) Copper and zinc concentrate sales agreements

Pursuant to sales agreements with Noranda, Aur has committed to sell to Noranda its share of copper concentrates and zinc concentrates from the Louvicourt mine in 2004. The prices to be paid for the copper, zinc, silver and gold contained in the concentrates are based on London Metal Exchange ("LME") quotations for the quotational period. The quotational period for copper, zinc, silver and gold is the third, second and first month, respectively, following receipt of the concentrates at the relevant smelter.

(e) Cathode copper sales agreements

Pursuant to sales agreements with three metals trading entities, Aur has committed to deliver approximately 4,750 tonnes of Quebrada Blanca's cathode copper per month to those purchasers during 2004. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is generally equal to the LME average cash settlement price for the month subsequent to the month of sale plus an agreed upon premium.

Pursuant to a sales agreement with a metals trading entity, Aur has committed to deliver 1,300 tonnes of Andacollo's cathode copper per month to the purchaser during 2004. Aur receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the LME average cash settlement price for the month subsequent to the month of sale plus an agreed upon premium.

(f) Copper hedge commitment and purchased call options

As a condition to the drawing down of the bank loan in 2000, Aur entered into a series of copper forward sales contracts with certain of the Lenders for 50 million pounds of copper in 2004 at a price of $0.83 per pound.

Aur owns call options whereby it has the right to purchase 50 million pounds of copper in 2004 at $0.83 per pound. The call options exactly match Aur's copper forward sales commitments in 2004 and thereby provide Aur with full participation in the benefit from the sale of 100% of Aur's copper production at copper prices above $0.83 per pound. The purchase price of the call options has been included in other long-term assets and is amortized as the contracts mature.

(g) Quebrada Blanca copper price participations

Teck Cominco is entitled to a payment of $10,000 per year (or after 2006 or the repayment of the senior notes, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation, until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No accounting recognition has been given to this commitment.

ENAMI is also entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price at December 31, 2003 was $1.38 per pound. No accounting recognition has been given to this commitment.

14. Pension plans

Aur has established defined contribution plans for all of its current employees other than certain executive management personnel for whom it has established a defined benefit retirement plan. In addition, Aur has responsibility for a defined benefit pension plan for former employees of a predecessor company, the latest completed actuarial valuation of which, dated January 1, 2001, indicated a surplus of approximately $100. Contributions to the defined contribution pension plans are charged to earnings as incurred and these plans are fully funded. The latest completed actuarial valuation of the executive retirement plan, dated January 1, 2001, indicated that a shortfall in funding existed, which shortfall was funded and charged to earnings over the three year period ended December 31, 2003.

15. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the estimated fair value as at year end was $500 (2002 – $550). The estimated fair value of Aur's smelter settlements receivable, based on commodity prices as at year end, was a gain of $151 (2002 – gain of $nil). The estimated fair value of Aur's copper forward sales and call options, based on copper prices as at year end, was a loss of $2,119 (2002 – gain of $8,036).

16. Contingency

The Chilean Internal Revenue Service (the "IRS") has issued to CMQB a notice of reassessment for guarantee fee deductions claimed by CMQB for years up to and including 1997. The deductions for guarantee fees totaled $17,531 and relate to third party bank loans to CMQB guaranteed by a previous shareholder of CMQB, Teck Cominco. As part of Aur's acquisition of its interest in CMQB in November 2000, Aur Resources Inc. purchased from Teck Cominco the $17,531 of guarantee fees then owed by CMQB. In 2003, CMQB paid to Aur Resources Inc. the full amount of the guarantee fees. The IRS has reassessed CMQB to disallow the deduction by CMQB of $17,531 in years up to and including 1997, thereby reducing by the same amount tax loss carryforwards that would otherwise be available to CMQB. In addition, the IRS has reassessed CMQB for withholding taxes of $9,440 also relating to the payment of the guarantee fees in 2003. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that the payment of the guarantee fees in 2003 does not attract withholding taxes. CMQB is not required to prepay any amounts related to the reassessments. Should the IRS reassessment not be overturned, however, interest would be due on the $9,440 of withholding taxes. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements; however, should CMQB ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of CMQB's expense of $9,440 plus interest. Aur intends to vigorously contest this reassessment.

BOARD OF DIRECTORS



James W. Gill, B.Sc., M.Sc., Ph.D., joined the Board in 1981. He is a graduate of McGill University and Carleton University and has been involved in the mining industry since 1969. He was the founder of Aur and has been President and CEO since 1981. He is also a director of Teck Cominco Limited, Thundermin Resources Inc. and the Mining Association of Canada. Dr. Gill is 54.



Jorge Carey, LL.B., MCJ, joined the Board in 2002. He is a graduate of the Catholic University Law School in Chile and the NYU Law School in New York and has practiced law since 1966. He has been a partner of the Chilean law firm Carey & Cia. since 1975 and has served as the Chairman of its Executive Committee since 1987. Mr. Carey is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., ING Chile S.A., Moneda Chile Fund and Compañías CIC S.A. Mr. Carey is 61.



William J.A. Kennedy joined the Board in 1984. Mr. Kennedy is a graduate of the Ryerson Institute of Technology. He has been actively involved in the investment business since 1960 and was Vice-President of Crownex from 1985 to 1990. Mr. Kennedy has, since 1990, been an independent business consultant. He is the Chairman of the Audit Committee and a member of the Compensation and the Corporate Governance and Nominating Committees of Aur. Mr. Kennedy is 65.



William J. Robertson, B.Sc., Eng., joined the Board in 1992. Mr. Robertson is a graduate of the University of Alberta and the Sloan School of Management. He worked for Cominco Ltd. from 1961 to 1997 and was Chief Operating Officer from 1993 to 1997. Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc. from 1998 to 2000. He is the Chairman of the Compensation Committee and a member of the Corporate Governance and Nominating, and the Audit Committees of Aur. Mr. Robertson is 63.



Martin Claude Lepage, LL.L., M.B.A., joined the Board in 1985 and was appointed Chairman in 2001. He is a graduate of the Université de Montréal and the University of Western Ontario and has practiced law since 1965. He is the Chairman of the Corporate Governance and Nominating Committee, and a member of the Compensation and the Audit Committees of Aur. Mr. Lepage is 62.



Norman B. Keevil, B.Sc., Ph.D., joined the Board in 1992. He is a graduate of the University of Toronto and the University of California at Berkeley. Dr. Keevil has worked with Teck Corporation since 1960 and was President from 1981 to 2000 and CEO from 1981 to 2001. He is presently the Chairman of Teck Cominco Limited and a director of Fording Inc. Dr. Keevil is 66.



Peter McCarter, B.A., LL.B, M.B.A., joined the Board in 1985. He is a graduate of the University of Toronto and York University. Mr. McCarter practiced law at the firm Aird & Berlis from 1978 to 1989 following which he joined Aur. He is currently Vice-President and Secretary of Aur and is also a director of Thundermin Resources Inc. Mr. McCarter is 51.



Howard R. Stockford, B.Sc., P.Eng., joined the Board in 1984. He is a graduate of the Royal School of Mines, Imperial College, London University and has been involved in the mining business since 1962. Mr. Stockford joined Aur in 1983 and is currently Executive Vice-President. Mr. Stockford is 62.

CORPORATE INFORMATION

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

Howard R. Stockford, P. Eng.
Executive Vice-President

Peter McCarter, LL.B.
Vice-President and Secretary

Ronald P. Gagel, C.A.
Vice-President and Chief Financial Officer

SENIOR STAFF

Ed Guimaraes
Controller

Kathryn J. Noble
Assistant Secretary

DIVISIONAL MANAGEMENT

North & Central America Division

Edmund J. Stuart
President

Michel Rodrigue
Mine Manager, Louvicourt Mine

Guy Belleau
Manager, Duck Pond Development

Don Dudek
Exploration Manager

South America Division

David W. Brace
President

Michel Drouin
Vice-President, Business Development

David J. Libby
Vice-President, Mining Operations

Andrés Verdugo
Vice-President, Corporate Affairs

J. Britt Reid
Mine Manager, Quebrada Blanca Mine

Piero Venturini
Mine Manager, Andacollo Mine

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Aird & Berlis
Toronto, Canada

Carey y Cia. Ltda.
Santiago, Chile

Philippi, Yrrarázaval, Pulido & Brunner
Santiago, Chile

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

KEY SUBSIDIARIES

Compañía Minera Aur Resources Chile Ltda.

Compañía Minera Carmen de Andacollo

Compañía Minera Quebrada Blanca S.A.

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
Symbol – AUR

ANNUAL MEETING

The Annual and Special Meeting of shareholders of the Corporation will be held at 4:30 pm on Wednesday, May 5, 2004, at the Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Canada.

OFFICES

Head Office

1 Adelaide Street East
Suite 2501
Toronto, Ontario, Canada
M5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com
www.aurresources.com

Santiago Office

Avenida Vitacura, 2939
Piso 24
Las Condes, Santiago, Chile
Telephone: 56-2-330-8700
Fax: 56-2-332-0194

Exploration Offices

Toronto, Canada
Santiago, Chile

Louvicourt Mine

5999 3rd Avenue East
P.O. Box 2117
Val d'Or, Quebec, Canada
J9P 6V2
Telephone: 819-736-3551
Fax: 819-736-7221

Quebrada Blanca Mine

Vivar 493, Piso 2 y 3
Iquique
I Region, Chile

Iquique Office:
Telephone: 56-57-408-400
Fax: 56-57-426-028

Mine Site:
Telephone: 56-57-408-200
Fax: 56-57-408-264

Andacollo Mine

Camino a Chepiquilla s/n
Casilla 3, Andacollo
IV Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587

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RESOURCES INC.

www.aurresources.com

82-4624

Aur
RESOURCES INC.

04 APR -9 AM 7:21

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: www.aurresources.com

NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held in the Ballroom, the Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on

Wednesday, May 5, 2004

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements of the Corporation and the Auditors' Report thereon, for the year ended December 31, 2003;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. to consider and, if deemed advisable, confirm the new By-Law No. 1 of the Corporation; and
5. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports and financial statements, an Information Circular (the "Circular") and a form of proxy accompany this Notice.

DATED the 18th day of March, 2004

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, you may exercise your right to vote through the use of a proxy as described in the Circular.

INFORMATION CIRCULAR

Dollar amounts set forth in this Information Circular are, except as indicated, stated in Canadian dollars.

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Registered and Non-Registered Shareholders

Shareholders of the Corporation are either registered or non-registered. Only a relatively small number of shareholders are registered. Registered shareholders typically hold shares of the Corporation in their own names because they have requested that their shares be registered in their names on the records of the Corporation rather than holding such shares through an intermediary. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

Only registered shareholders or duly appointed proxyholders will be permitted to vote at the Meeting. Non-registered shareholders may vote through a proxy or attend the Meeting to vote their own shares only if, before the Meeting, they communicate instructions to the intermediary or clearing agency that holds their shares. Instructions for voting through a proxy, appointing a proxyholder and attending the Meeting to vote are set out in this Circular.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Corporation through more than one intermediary or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholdings are represented and voted at the Meeting.

Voting by Proxy

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the three voting methods available: (i) use of the form of proxy or voting instruction form to be returned by mail or delivery, (ii) use of the telephone voting procedure, or (iii) use of the Internet voting procedure. By conveying voting instructions in one of the three ways, shareholders can participate in the Meeting through the person or persons named on the voting instruction form or form of proxy.

To convey voting instructions through any of the three methods available, a shareholder must locate the voting instruction form or form of proxy, one of which is included with the Circular in the package of Meeting materials sent to all shareholders. The voting instruction form is a white, computer scanable document with red squares marked "X" (the "voting instruction form") and is sent to most non-registered shareholders. The form of proxy is a form headed "Form of Proxy" (the "form of proxy") and it is sent to all registered shareholders and a small number of non-registered shareholders.

Mail

A shareholder who elects to use the paper voting procedure should complete a voting instruction form or a form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the voting instruction form or form of proxy. Ensure that you date and sign the form at the bottom. Completed voting instruction forms should be returned to the relevant intermediary in the envelope provided and should be received by the cut-off date shown on the voting instruction form. Completed forms of proxy should be returned in the envelope provided to the Corporation's transfer agent and registrar, Computershare Trust Company of Canada ("Computershare"), 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 4:30 p.m. (local time, Toronto, Ontario) on May 4, 2004 (or the last business day preceding any adjournment of the Meeting).

Telephone or Internet

Shareholders may convey their voting instructions using a touch-tone telephone or the Internet. The relevant toll-free telephone number or website address is set out on the voting instruction form or form of proxy. Follow the instructions given over the telephone or through the Internet to cast your vote. When instructed to enter a control number or holder account number and proxy access number, refer to your voting instruction form or your form of proxy. Votes conveyed by telephone or the Internet must be received no later than the cut-off time given on the voting instruction form or the form of proxy.

Appointing a Proxyholder

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder. The persons named on the form of proxy as proxyholders to represent shareholders at the Meeting, being Messrs. James W. Gill, Martin Claude Lepage and Peter McCarter, are directors and/or senior officers of the Corporation. **A shareholder has the right to appoint a person other than those named above to represent such shareholder at the Meeting. A non-registered shareholder who would like to attend the Meeting to vote must appoint himself or herself proxyholder.** To appoint a person other than Messrs. Gill, Lepage or McCarter as proxyholder, strike out the names on the voting instruction form or form of proxy and write the name of the person you would like to appoint as your proxyholder in the blank space provided. That person need not be a shareholder of the Corporation.

Non-registered shareholders appointing a proxyholder using a voting instruction form should fill in the rest of the form indicating a vote "for", "against" or "withhold", as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided by the cut-off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy. No person will be entitled to vote at the Meeting by presenting a voting instruction form.

Alternatively, any shareholder may use the Internet to appoint a proxyholder. To use this option, access the website address printed on the voting instruction form or form of proxy and follow the instructions set out on the website. Refer to the control number or holder account number and proxy access number printed on the voting instruction form or form of proxy when required to enter these numbers.

Revocation of Voting Instructions or Proxies

Voting instructions submitted by mail, telephone or through the Internet using a voting instruction form will be revoked if the relevant intermediary receives new voting instructions before the close of business on May 4, 2004 (or the last business day before any adjournment of the Meeting).

Proxies submitted by mail, telephone or through the Internet using a form of proxy may be revoked by submitting a new proxy to Computershare before 4:30 p.m. (local time, Toronto, Ontario) on May 4, 2004 (or the last business day before any adjournment of the Meeting). Alternatively, a shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing to such effect addressed to the attention of the Corporation's Secretary and executed by the shareholder or by the shareholder's attorney authorized in writing. Such an instrument must be deposited at the registered office of the Corporation, located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, before the close of business on May 4, 2004 (or the last business day before any adjournment of the Meeting). On the day of the Meeting or any adjournment thereof, a shareholder may revoke a proxy by depositing an instrument in writing to such effect with the chair of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.

In addition, a proxy may be revoked by any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors, for the appointment and remuneration of auditors and for the confirmation of new By-law No. 1 of the Corporation, all as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On March 18, 2004, the Corporation had outstanding 94,078,296 common shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 31, 2004 are entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the common shares of the Corporation as at March 18, 2004.

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of three members and a maximum of 12 members. The number of directors within such range is currently set at eight directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is vacated prior to such time.

The following table states the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at March 18, 2004:

Name	*Principal Occupation* (1)	*Director Since*	*Common Shares Owned* (2)
Jorge Carey Santiago, Chile	Barrister and Solicitor, Senior Partner and Chairman of Carey & Cia.	April 25, 2002	43,300
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,488,900
Norman B. Keevil Vancouver, British Columbia	Chairman of Teck Cominco Limited, a mining company	March 31, 1992	9,000
William J.A. Kennedy (3) Grafton, Ontario	Consultant	March 20, 1984	276
Martin Claude Lepage (3) St. Lambert, Quebec	Barrister and Solicitor, Stikeman Elliott	May 16, 1985	1,433
Peter McCarter Toronto, Ontario	Vice-President and Secretary of the Corporation	May 16, 1985	50,000
William J. Robertson (3) South Surrey, British Columbia	Retired Executive	March 31, 1992	11,000
Howard R. Stockford Toronto, Ontario	Executive Vice-President of the Corporation	March 20, 1984	100,681

Notes:

(1) The principal occupations of each of the directors for the past five years and the other boards of directors of public companies on which each such director also serves (if any) are set forth below:

Mr. Carey has held his current occupation for the past five years and is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., ING Chile S.A., Moneda Chile Fund and Compañías CIC S.A.

Dr. Gill has held his current occupation for the past five years and is a director of Teck Cominco Limited ("Teck"), Thundermin Resources Inc. ("Thundermin") and Compressario Corporation ("Compressario").

Dr. Keevil was the President and Chief Executive Officer of Teck Corporation from 1981 to 2001 and is currently the non-executive Chairman of Teck. Dr. Keevil is also a director of Fording Inc.

Mr. McCarter has held his current occupation for the past five years and is also a director of Thundermin and Compressario.

Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc. from 1998 to 2000, when he retired. He serves on no other boards of directors of public companies.

Messrs. Kennedy, Lepage and Stockford have each held their current occupations for the past five years and serve on no other boards of directors of public companies.

(2) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3) Member of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The *Canada Business Corporations Act* and applicable securities legislation require the Corporation to have an audit committee. The Corporation has no executive committee.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices and specifically addresses and comments on the guidelines for corporate governance contained in the Toronto Stock Exchange Company Manual (the "Guidelines"). The Guidelines (which are not mandatory) deal with the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance. For purposes of the Guidelines, "corporate governance" means the process and structure used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The Toronto Stock Exchange (the "TSX") requires that disclosure be made by each listed company of its approach to corporate governance and with specific reference to the Guidelines. Accordingly, particulars of the Corporation's corporate governance system and its compliance with the Guidelines are set forth below.

Mandate of the Board

The Board has no specific mandate, its powers being all-encompassing. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The Guidelines include a basic corporate governance guideline for the boards of all corporations, being as follows:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(i) adoption of a strategic planning process;

(ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(iii) succession planning, including appointing, training and monitoring senior management;

(iv) a communications policy for the corporation; and

(v) the integrity of the corporation's internal control and management information systems.

The items enumerated above are included within what the Board considers to be its responsibilities and are further discussed below. However, the Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects that senior management will be responsible for the effective management of the Corporation under the direction of the President and Chief Executive Officer (the "CEO") of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review with the Board on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value. The Board also periodically holds separate strategic planning sessions to review, discuss and evaluate the Corporation's near-term and long-term strategic plans;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders, including significant business risks and opportunities;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees, all in accordance with the Corporation's Code of Conduct; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

Composition of the Board

The Guidelines make it the responsibility of each board of directors to make a determination of the status of each of its members as related, unrelated, outside or inside, as such terms are defined or understood in the Guidelines. The directors of the Corporation have determined that the Board is composed of five outside directors (i.e. directors who are not officers or employees of the Corporation) and three inside directors, being Messrs. Gill, McCarter and Stockford, all of whom are senior officers of the Corporation.

The Board has further determined that four of its outside directors, being Messrs. Keevil, Kennedy, Lepage and Robertson, are unrelated directors (i.e. a director who, among other things, "is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than interests and relationships arising from shareholding") while the other outside director, Mr. Carey, is considered to be a related director due to the fact that a law firm of which he is a partner routinely provides material legal services to the Corporation and/or its subsidiaries.

A related Guideline includes the recommendation that a majority of a board of directors should consist of unrelated directors. In the Corporation's case, as noted above, one-half of the directors are related directors, including three senior officers of the Corporation whose extensive knowledge of the Corporation's business and affairs the Board believes contributes to the effectiveness of the Board.

Board Committees

The Board has three committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Corporate Governance and Nominating Committee. All such committees report directly to the Board. From time-to-time, based on need, ad hoc committees of the Board are also appointed.

The Audit Committee

The Audit Committee, which operates under a written charter, is currently composed of three directors, being Messrs. Kennedy (Chairman), Lepage and Robertson. The Audit Committee meets with the Corporation's CEO and financial management personnel and/or with the Corporation's independent auditors at least four times a year to review and assist, as part of its charter, the Board in its oversight responsibilities relating to, among other matters, the quality and integrity of the Corporation's financial statements, the accounting and financial reporting principles and procedures of the Corporation and the adequacy of the Corporation's systems of internal accounting control. The Audit Committee meets with the Corporation's external auditors at least twice per year without the presence of management and as well communicates directly with such auditors as circumstances warrant. The Audit Committee reviews, among other things, the Corporation's financial reporting practices and procedures, the Corporation's annual and quarterly financial statements prior to their issuance to shareholders and filing with regulatory agencies, actual and prospective changes in significant accounting policies and their effect, the planned scope of examinations by the Corporation's independent auditors and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors. It also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the Corporation's annual meeting and approves the remuneration of such auditors.

All members of the Audit Committee are outside and unrelated directors. All such members are "financially literate", as such term is used in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (i.e. having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the relevant entity's financial statements). The composition of the Audit Committee and its functions, duties and responsibilities, as set out in its charter, are consistent with the requirements for audit committees as set forth in the Guidelines.

In response to recent regulatory initiatives in the United States and Canada, the Audit Committee has also reviewed the Corporation's use of its independent auditors for non-audit services. In 2003, the said auditors received $222,419 for audit, audit-related and tax compliance services and $5,400 for non-audit services. The Audit Committee believes that the extent to which the Corporation uses its independent auditors for non-audit services is not significant and accordingly such does not affect their independence.

The Compensation Committee

The Compensation Committee is composed of three directors, being Messrs. Robertson (Chairman), Lepage and Kennedy. The Compensation Committee makes recommendations to the Board with respect to the remuneration of the CEO and the other senior executives of the Corporation, all as described under "Management Compensation". The Compensation Committee also advises the Board, in conjunction with the Corporation's pension consultants, on the financial and other aspects of the pension plans of the Corporation, including actuarial assumptions and the adequacy of funding. In addition, the Compensation Committee advises the Board on all other employee benefit plans (including its health and disability plans), the Corporation's stock option plan and directors' compensation (see also "Management Compensation").

All members of the Compensation Committee are outside and unrelated directors and, accordingly, the composition of the Compensation Committee complies with the Guidelines.

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of three directors, being Messrs. Lepage (Chairman), Kennedy and Robertson. The Corporate Governance and Nominating Committee generally assumes responsibility for developing the approach of the Corporation to matters of corporate governance and submitting to the Board specific recommendations in respect thereto, including as to its ongoing mandate from time to time. In particular, the Corporate Governance and Nominating Committee currently has the authority and responsibility for monitoring the implementation and administration of corporate policies and guidelines adopted or recommended by regulatory authorities (including the Guidelines) in connection with corporate governance. Included in the foregoing is the mandate to review on a periodic basis the composition of the Board to ensure that the Board is comprised of an appropriate number of qualified and experienced directors, to consider potential nominees for appointment as directors of the Corporation, to ensure that an appropriate number of such directors are independent and to recommend procedures to ensure that the Board functions independently of management. The responsibility for succession planning also falls within the mandate of the Corporate Governance and Nominating Committee.

All members of the Corporate Governance and Nominating Committee are outside and unrelated directors and, accordingly, the composition of the Corporate Governance and Nominating Committee complies with the Guidelines.

Independence from Management

The Guidelines state that a board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. At the present time, the Board believes that the knowledge, experience and qualifications of its outside directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities, particularly given that the majority of the Board is comprised of outside directors. Further, as described under "Committees of the Board", the Board has established a Corporate Governance and Nominating Committee and included in such committee's mandate is the consideration of, as recommended by the Guidelines, implementation of formal "structures and procedures to ensure that the board can function independently of management", such as the board meeting on a regular basis without management present or assigning the responsibility for administering the board's relationship to management to a committee of the board. The Guidelines further state that an appropriate structure would be to appoint an outside director as the chairman of the board with responsibility to ensure that the board discharges its responsibilities or to assign this responsibility to a committee of the board or to a so-called "lead director". The Corporation complies with the foregoing Guideline as Mr. Lepage, an outside and unrelated director of the Corporation, has been appointed Chairman of the Board of the Corporation. The Chairman periodically meets with the directors, excluding the inside directors, to discuss matters relating to the effectiveness of the Board and the quality and content of the information provided to the Board by management of the Corporation.

At least four meetings of the outside directors are held each year without the attendance of the inside directors in order to permit open and private discussions amongst the outside directors.

A further Guideline states that a board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in the appropriate circumstances, subject to the approval of an appropriate committee of the board. In the Corporation's case, while the Corporation has not implemented a formal system in respect of the foregoing at this time, the engagement of outside advisors for members and/or committees of the Board is done on an ad-hoc basis as and when circumstances so warrant and in consultation with the Chairman of the Board and/or the CEO.

Board Performance and Constitution

The Guidelines state that a board of directors should implement a process to be carried out by a committee of the board for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each of the corporation's directors. Further, the Guidelines state that every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. The Board has currently taken no action in response to these Guidelines as it believes that these recommendations are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.

Another Guideline recommends that each board examine its number of members and, with a view to determining the impact of such number upon its effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board is currently of the view that seven to nine directors is the optimum number of members for the Board at this time and hence no reduction is appropriate.

The Guidelines also recommend that the Board appoint a committee composed exclusively of outside directors, a majority of whom are unrelated, to be responsible for proposing nominees for the appointment of directors. The Board has assigned this responsibility to the Corporate Governance and Nominating Committee, all members of which are unrelated and outside directors.

Other Guidelines and Matters

The Guidelines include a recommendation that boards review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of being an effective director. The Compensation Committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate (see also "Compensation of Directors").

The Guidelines also recommend that a board, together with the CEO, develop position descriptions for the board and for the CEO involving the definition of the limits of management's responsibilities. The Board currently believes that formulating position descriptions for board members is generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances), approval of the annual budget and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material unbudgeted expenditures or legal commitments. The Board and/or the Audit Committee also reviews and approves the Corporation's communications with shareholders and the public, including the annual report and quarterly reports to shareholders (which include management's discussion and analysis of financial condition and results of operations ("MD&A") and the financial statements), the annual management information circular and Annual Information Form ("AIF").

In addition, the Guidelines state that a board of directors should approve or develop the corporate objectives which a CEO is responsible for meeting. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation's case, typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto. (See also "Report of the Compensation Committee".)

The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community. The Board ensures that management has instituted and maintains appropriate communication policies and investor relations programs and procedures for the Corporation, including its normal course reporting to shareholders by way of its annual and quarterly reporting, through its website and through its quarterly conference calls with analysts, which calls are also accessible by shareholders. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

Board of Directors' Meetings Held and Attendance of Directors

The following sets out the meetings of the Board and of the committees of the Board held and attendance of directors at such meetings for the year ended December 31, 2003:

Number of Board & Committee Meetings Held

Board of Directors	6
Audit Committee	5
Corporate Governance & Nominating Committee	2
Compensation Committee	1

Summary of Attendance of Directors and Committee Members

Director	*Board Meetings Attended*	*Committee Meetings Attended*
Jorge Carey	6 of 6	–
James W. Gill	6 of 6	–
Norman B. Keevil	4 of 6	–
William J.A. Kennedy	6 of 6	8 of 8
Martin Claude Lepage	6 of 6	7 of 8
Peter McCarter	5 of 6	–
William J. Robertson	6 of 6	8 of 8
Howard R. Stockford	6 of 6	–

Meetings of the Board and of the committees of the Board are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

Management Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO as well as each of the other named executives of the Corporation (referred to collectively with the CEO as the "named executives") during the years ended December 31, 2003, 2002 and 2001:

Summary Compensation Table

Name and Principal Position	*Year*	*Annual Compensation*		*Long-Term Compensation*	
		Salary ($)	*Bonus ($)*	*Securities under Options Granted*[(1)]	*All Other Compensation ($)*[(2)]
James W. Gill	2003	700,000	150,000	183,334	–
President and	2002	682,500	100,000	–	–
Chief Executive Officer	2001	650,000	75,000	50,000	–
Howard R. Stockford	2003	541,374	10,000	55,556	–
Executive Vice President	2002	515,594	–	–	–
	2001	491,042	30,000	–	–
Peter McCarter	2003	392,189	30,000	55,556	–
Vice-President and Secretary	2002	382,623	10,000	–	–
	2001	364,403	30,000	–	–
Ronald P. Gagel	2003	390,000	10,000	105,556	–
Vice-President and	2002	360,000	15,000	–	–
Chief Financial Officer	2001	325,000	40,000	–	–
David W. Brace	2003	US$269,325	US$65,000	60,555	–
President, South America Division	2002	US$262,500	US$20,000	54,445	–
	2001	US$250,000	US$35,000	10,000	–

Notes:

(1) Comprised of options to purchase common shares of the Corporation granted in the relevant year, all of which were options granted to replace pre-existing options, the original five year term of which had expired during the year. Also see "Stock Option Plan and Stock Options".

(2) The value of perquisites and other personal benefits for each named executive is less than the lesser of $50,000 and 10% of total annual salary and bonus of such executive.

Compensation of Directors

Effective January 1, 2004, each director of the Corporation will receive, with the exception of the related directors (see "Statement of Corporate Governance Practices") and the Chairman of the Board of the Corporation, a fee of $25,000 per year for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. The Chairman of the Board receives annual remuneration of $100,000 as the Chairman and a director of the Corporation. The Chairman of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee each also receives, respectively, an annual fee of $10,000, $5,000 and $5,000 for serving as Chairman of the relevant committee and each member of such committees (including the Chairman thereof) receives an annual fee of $5,000 for serving as a member of such committee. The said fees were increased from the 2003 levels to reflect the increased time commitments, risks and responsibilities of directors arising from recent legislative and regulatory initiatives in the corporate governance area.

The directors are indemnified by the Corporation against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Corporation, subject to the limitations in respect thereof contained in the *Canada Business Corporations Act.*

Related directors currently receive no directors' fees. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings. Directors are also eligible to be granted stock options under the Corporation's Stock Option Plan and, as at December 31, 2003, of the non-employee directors of the Corporation, Mr. Lepage held options to purchase 50,000 common shares of the Corporation, Messrs. Carey and Robertson each held options to purchase 100,000 common shares of the Corporation and Mr. Kennedy held options to purchase 25,000 common shares of the Corporation (see "Stock Option Plan and Stock Options").

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' liability and corporate reimbursement insurance with a $20,000,000 annual and per occurrence limit at an annual premium for the 12 months ended June 1, 2004 of $63,000. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $50,000.

Employment and Termination Agreements

The Corporation has employment agreements with three named executives, Messrs. Gill, McCarter and Stockford. Each agreement provides for an indefinite term of service and for minimum annual salary increments for the relevant executives, being no less than inflation in the case of Messrs. Gill and McCarter and being no less than 5% in the case of Mr. Stockford. Each agreement provides that in the event of the termination of the executive's employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those presently undertaken by such executive, such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination.

The Corporation has employment and/or termination agreements with two named executives, Messrs. Brace and Gagel, as well as with three other executives of the Corporation. Such agreements provide that such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses and all non-salary benefits) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then currently undertaken by such executive.

Stock Option Plan and Stock Options

The Corporation has in effect a Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over specified time periods. Options are generally not assignable and, except in certain specified circumstances, terminate upon the optionee ceasing to be employed by or associated with the Corporation. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted. As at December 31, 2003, 2,552,956 common shares, being 2.7% of the currently issued common shares of the Corporation, were issuable pursuant to unexercised options granted to such date under the Plan and options to purchase a further 3,162,228 common shares remained grantable under the Plan.

Incentives to participants under the Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which would be attached to a stock option, entitle a participant in the Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. The Plan further permits the Corporation to loan monies to participants in the Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation. No such loans have been made to date.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Plan during 2003 to the named executives:

Name	*Share Options Granted (#)*[(1)]	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
James W. Gill	183,334	22.1	3.60	3.60	February 13, 2008
Howard R. Stockford	55,556	6.7	3.60	3.60	February 13, 2008
Peter McCarter	55,556	6.7	3.60	3.60	February 13, 2008
Ronald P. Gagel	5,556	0.7	3.60	3.60	February 13, 2008
	100,000	12.0	3.78	3.78	April 8, 2008
David W. Brace	25,000	3.0	3.60	3.60	February 13, 2008
	30,000	3.6	3.91	3.91	March 17, 2008
	5,555	0.7	6.11	6.11	December 15, 2008

Note:

(1) Comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year.

The following table sets forth particulars concerning exercises of options during 2003 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized*[(1)] *($)*	*Unexercised Options at Year-end (Exercisable/Unexercisable) (#)*	*Value of Unexercised in-the-Money Options at Year-end*[(2)] *(Exercisable/Unexercisable) ($)*
James W. Gill	183,334	33,000	408,333/91,667	1,732,081/288,751
Howard R. Stockford	55,556	20,556	272,222/27,778	1,200,388/87,501
Peter McCarter	157,856	299,016	169,922/27,778	727,899/87,501
Ronald P. Gagel	5,556	1,000	247,222/52,778	1,075,638/157,251
David W. Brace	51,000	125,190	48,889/100,111	169,596/320,502

Notes:

(1) Calculated as being the closing market price of the common shares of the Corporation on the TSX on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.

(2) Calculated as being the closing market price of the common shares of the Corporation on the TSX as at December 31, 2003, being $6.75, less the per share exercise price of the relevant options, times the number of shares involved.

Report of the Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as, among other things and as described under "Compensation Committee", with respect to the Corporation's stock option, pension and other employee benefit plans. The Board (exclusive of the officers of the Corporation who are also members of the Board) reviews such recommendations and is responsible for ultimately determining executive compensation.

The Compensation Committee of the Board consists of Mr. Robertson (Chairman), Mr. Lepage and Mr. Kennedy. All members of the Compensation Committee are outside and unrelated directors.

Generally, compensation is provided by the Corporation to its executive officers, including the CEO, by way of salary, cash bonuses and the granting of stock options. The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives.

In terms of the setting of salaries and bonuses, the Compensation Committee reviews and considers comparisons of executive compensation for other companies operating in the mining industry and, in particular, compares such compensation to the compensation paid by other Canadian public mining companies having in excess of 1,000 employees. In the case of the three executive officers who have employment contracts with the Corporation, which includes the CEO, certain minimum base salary compensation is prescribed under those contracts (see "Employment and Termination Agreements"). Given the cyclical nature of the mining industry and the particular impact that external factors beyond the control of the Corporation have on the Corporation, such as metal prices, it is considered that a fixed system of specific performance-based bonuses could create more inequity than benefit. Bonuses over established salary have thus been limited to an annual award given to recognize deserving individual performance or initiatives undertaken in respect of operations or activities falling within the responsibility of the particular executive officer, together with a component which recognizes the overall performance of the Corporation. The Compensation Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior executives of the Corporation and, in general, aligns the interests of the executives with those of the shareholders. The salary paid by the Corporation to the CEO in 2003 was $700,000, compared to the average salary of $657,000 paid to the chief executive officers of the comparison group, while the CEO's salary plus bonus paid in 2003 was $850,000, compared to the average salary plus bonus of $898,790 of the chief executive officers of the comparison group. In setting the compensation of the other executive officers of the Corporation, the Compensation Committee, in addition to its review of the comparison group data, also has particular regard to the recommendations of the CEO. In addition, while there are no defined performance targets utilized by the Compensation Committee in determining annual levels of compensation for executive officers, the Compensation Committee also compares the Corporation's performance in the preceding year against its budget in assessing executive compensation and, in the case of the CEO in particular, assesses the overall performance of the Corporation against certain corporate objectives established at the beginning of the year. Also included in such overall assessment are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

Claude Lepage *William Kennedy* *William Robertson*

Performance Graphs

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1999 with the S&P/TSX Composite Total Return Index and the TSX Metals and Minerals Total Return Index over the five succeeding years:

Comparison of 5 Year Total Common Shareholders' Return



DOLLARS
300
250
200
150
100
50
0
Aur Common Shares
S&P/TSX Composite Total Return Index
TSX Metals & Minerals Total Return Index

For the years		1999	2000	2001	2002	2003
Aur Common Shares	100	110	88	149	145	264
S&P/TSX Composite Total Return Index	100	132	141	124	108	137
TSX Metals & Minerals Total Return Index	100	148	127	143	136	211

The adjacent table compares the total cumulative shareholder return (including re-investment of dividends) for $100 invested in the common shares of the Corporation on January 1, 1994 with the S&P/TSX Composite Total Return Index and the TSX Metals and Minerals Total Return Index over the ten succeeding years:

Comparison of 10 Year Total Common Shareholders' Return


DOLLARS
Aur Common Shares
S&P/TSX Composite Total Return Index
TSX Metals & Minerals Total Return Index
300
250
200
150
100
50
0

For the years	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	
Aur Common Shares	100	76	117	139	60	46	51	41	69	67	122
S&P/TSX Composite Total Return Index	100	100	114	147	169	166	219	235	205	180	228
TSX Metals & Minerals Total Return Index	100	120	145	157	116	95	141	121	136	129	201

Defined Benefit or Actuarial Pension Plans

Each of the named executives and three other senior executives participate in a registered pension plan and a supplementary pension plan. The aggregate benefit provided by these plans for each participating executive is calculated as 2% of the average of the highest five consecutive years of base salary multiplied by the years of credited service. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance or other benefits.

Pension Plan Table

Estimated Total Annual Benefit on Retirement ($)

	Years of Credited Service [(1)]						
Pensionable Earnings	*5*	*10*	*15*	*20*	*25*	*30*	*35*
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
350,000	35,000	70,000	105,000	140,000	175,000	210,000	245,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000

Note:

(1) Credited service as of December 31, 2003, rounded to the nearest number of years, is: D. Brace – 9, R. Gagel – 16, J. Gill – 32, P. McCarter – 24 and H. Stockford – 22.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

Confirmation of the New By-Law No. 1

At the Meeting, shareholders will be asked to vote on an ordinary resolution confirming the new By-Law No. 1, the full text of which is set forth as Schedule A to this Circular. The new By-Law No. 1 represents a revision, consolidation and replacement of all the existing By-Laws of the Corporation. In particular, the new By-Law No. 1 contains changes intended to simplify the by-laws of the Corporation, thereby eliminating certain redundancies between the Corporation's by-laws and the provisions of the *Canada Business Corporations Act*, and to conform the Corporation's by-laws to recent amendments to such Act, including provisions to allow for electronic voting by shareholders.

The new By-Law No. 1 was approved by the directors on March 18, 2004 and came into effect on that date. It will continue in effect if confirmed by the shareholders; otherwise, the By-laws of the Corporation will revert to those in effect prior to March 18, 2004.

At the Meeting, shareholders will be asked to pass the following resolution:

"BE IT RESOLVED THAT the new By-Law No. 1 set forth as Schedule A to the Corporation's Management Information Circular dated March 18, 2004 be and is hereby confirmed."

To be effective, this resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. The board of directors unanimously recommends that shareholders vote in favour of the resolution.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an AIF with the various provincial securities commissions and administrators across Canada. Copies of the Corporation's AIF dated March 18, 2004, its audited consolidated financial statements and MD&A for its year ended December 31, 2003, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation upon request. Copies of the above and other disclosure documents of the Corporation may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

By order of the Board of Directors

James W. Gill
President and Chief Executive Officer

Toronto, Ontario
March 18, 2004

Schedule A

BY-LAW NO. 1

A By-law Relating Generally to the Transaction of the Business and Affairs of Aur Resources Inc./Les Ressources Aur Inc.

Section One

INTERPRETATION

1.1 Definitions: In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means Aur Resources Inc./Les Ressources Aur Inc.

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and/or a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

Save as aforesaid and/or unless the context otherwise requires, words and expressions defined or otherwise used in or for purposes of the Act have the same meanings when used herein.

Section Two

DIRECTORS

2.1 Calling of Meetings: Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, the president or any two directors may determine.

2.2 Notice of Meeting: Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and may be delivered personally or may be given by mail, facsimile and/or any electronic means of communication. Notwithstanding the foregoing, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

2.3 Chair: The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, chief executive officer or president. If no such officer is present, the directors present shall choose one of their number to be chair.

2.4 Quorum: The directors may establish the quorum of directors for the transaction of business by the board. Until established as aforesaid, a majority of the number of directors in office shall constitute such quorum.

2.5 Votes to Govern: At all meetings of the board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

Section Three

MEETINGS OF SHAREHOLDERS

3.1 Meetings of shareholders: Meetings of shareholders shall be held at such time and, subject to the Act, at such place as the board, the chair of the board, the chief executive officer or the president may from time to time determine.

3.2 Chair, Secretary and Scrutineers: The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, chief executive officer, president or a vice-president. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

3.3 Persons Entitled to be Present: The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provisions of the Act, other applicable law or the articles to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

3.4 Meetings by Electronic or Other Means: If the directors of the Corporation call a meeting of shareholders, the directors may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means that permit all participants to communicate adequately with each other during the meeting.

3.5 Quorum: A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding shares of the Corporation entitled to vote at the meeting.

3.6 Votes to Govern: At any meeting of shareholders every question shall, unless otherwise required by the Act or the articles, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

Section Four

EXECUTION OF DOCUMENTS

4.1 Execution of Documents: Documents requiring execution by the Corporation may be signed, either manually or by facsimile or electronic signature by two separate individual persons:

(a) one of which shall be the chief executive officer, the president, a vice-president, the corporate secretary or a director; and

(b) the other which shall hold any of the positions set forth in paragraph (a) or shall be a divisional president, an assistant corporate secretary or a controller.

All documents so signed shall be binding upon the Corporation without any further authorization or formality. Notwithstanding the foregoing, the board is authorized from time to time to appoint by resolution any person or persons on behalf of the Corporation to sign and deliver documents manually or by facsimile or electronic signature, all as permitted by the Act, and any such documents contemplated by such resolution shall be executed only as contemplated by that resolution. Subject to the Act, wherever a document is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures. The term "documents" shall include contracts, powers of attorney, cheques, drafts or orders for the payment of money, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, agreements, written resolutions, proxies, releases, receipts and discharges for the payment of money or other obligations, transfers and assignments of property of all kinds, real or personal, moveable or immoveable, including specifically but without limitation, transfers and assignments of shares, stocks, warrants, bonds, debentures or other securities and all other paper writings or, as permitted by the Act, electronic writings.

Section Five

NOTICES

5.1 Giving of Notice. Any notice or other document, including electronic documents, to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail, by facsimile, or by any electronic or other communication facility (provided that the recipient thereof has consented, pursuant to the Act, to receive such notice or document in such form), or may be delivered personally to, the person to whom it is to be given or sent at the person's latest address as shown in the records of the Corporation or in any notice filed in accordance with the provisions of the Act. The board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing the Corporation or pursuant to the articles or by-laws of the Corporation. The accidental omission to give notice to any shareholder, director or officer or to the auditor or other persons or the non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting called by such notice or otherwise founded thereon. Any notice with respect to any shares registered in more than one name may, if more than one address appears on the records of the Corporation in respect of such joint holding, be given the joint shareholders at any such address.

Section Six

EFFECTIVE DATE AND REPEAL

6.1 Effective Date: This by-law shall come into force when made by the board in accordance with the Act.

6.2 Repeal. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue to be valid until amended or repealed.

Aur RESOURCES INC.

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class 123

Holder Account Number

C1234567890 XXX

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

| A B C | | 1 2 3 | | X |

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Form of Proxy - Annual and Special Meeting of Aur Resources Inc. to be held on May 5, 2004

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

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To Vote Using the Telephone (Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is **NO CHARGE** for this call

1 8XX XXX-XXXX

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you **don't** vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C1234567890 PROXY ACCESS NUMBER 12345

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m., Eastern Standard Time, on May 4, 2004.

THANK YOU

0038XD

MR SAM SAMPLE

C1234567890

XXX 123

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Aur Resources Inc. hereby appoint: James W. Gill, President and Chief Executive Officer, or failing him Martin Claude Lepage, Chairman or failing him Peter McCarter, Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Aur Resources Inc. to be held at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto on May 5, 2004 at 4:30 p.m. EST and at any adjournment thereof.

1. Election of Directors

As set out in the Management Information Circular (the "Circular") dated March 18, 2004

	For	Withhold
Election of Directors		

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2. Appointment of Auditors

As set out in the Circular.

	For	Withhold
Appointment of PricewaterhouseCoopers, LLP as Auditors		

3. Confirmation of New By-law No. 1

As set out in the Circular.

	For	Against
Confirmation of new By-law No. 1		

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date - Day / Month / Year

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Mark this box if you would like to receive Quarterly Financial Statements by mail.

Annual Reports

As a registered holder you will receive an annual report. If you **DO NOT** want to receive an annual report, please mark the box. If you do not mark the box, you will continue to receive an annual report.

Mark this box if you **DO NOT** want to receive the Annual Report by mail.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

ASX 001111 1PR 999999999999

0038YF

Aur Resources Inc.

CUSIP Number: 051524106

Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9

Return Card

FOR SUPPLEMENTAL MAILING LIST OF COMMON SHAREHOLDERS

To: All Shareholders:

In accordance with National Instrument 54-102 – Interim Financial Statement and Report Exemption, Aur Resources Inc. (the "Corporation") will only mail interim financial statements to those shareholders of the Corporation who either (i) complete and return this Return Card to the Corporation or the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or (ii) otherwise deliver to the Corporation or Computershare Trust Company of Canada a request in writing for such interim financial statements. **Shareholders of the Corporation who do not do either of the above will not receive the interim financial statements of the Corporation referred to above.**

The undersigned hereby requests as a shareholder of the Corporation that the following information be added to the Supplemental Mailing List for distribution of interim financial statements.

Shareholder Name: ______________________________
(Please Print)

Shareholder Address: ______________________________

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82-4624

04 APR -9 AM 7:21

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

March 18, 2004

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs and expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") issued by the Canadian Securities Administrators requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the noon buying rates in New York City for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2003	2002	2001
Year end	1.2965	1.5776	1.5924
Average	1.4011	1.5703	1.5489
High	1.5747	1.6194	1.6021
Low	1.2924	1.5038	1.4936

On March 18, 2004, the noon buying rate was CDN$1.3334/US$1.00.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 63% shareholding interest in the Andacollo copper mine in Chile, its 30% joint venture interest in the Louvicourt copper-zinc-silver-gold mine in Québec and its right to earn a 100% interest in the Duck Pond copper-zinc property in Newfoundland.

Aur was originally incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. Aur's current constating documents are its articles of amalgamation filed under the CBCA and dated January 1, 1999, as amended by articles of amendment dated April 26, 2002 whereunder Aur's then issued Class B shares were converted into common shares.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as at December 31, 2003, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:


Aur Resources Inc. Canada
100%
100%
100%
Canada Tungsten (Cayman) Inc. Cayman Islands
Aur (Barbados) Inc. Barbados
Aurcay Holdings Inc. Cayman Islands
100%
Aurcay Inc. Cayman Islands
100%
Aur QB Inc. Cayman Islands
0.002%
99.998%
4.52%
76.5%
99.9%
0.1%
Minera Canada Tungsten Chile Limitada Chile
58.48%
Compañía Minera Carmen de Andacollo Chile
Compañía Minera Quebrada Blanca S.A. Chile
Compañía Minera Aur Resources Chile Limitada Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2003, Aur had approximately 1,260 employees.

BUSINESS OF THE COMPANY

Louvicourt Mine

Ownership Interests

The operation of the Louvicourt mine is governed by a joint venture agreement between Aur, Teck Cominco Limited (together with its subsidiaries, "Teck") and Novicourt Inc. ("Novicourt"), a subsidiary of Noranda Inc. ("Noranda"). Aur holds a 30% interest in the joint venture, with Teck and Novicourt holding 25% and 45% interests therein, respectively. Aur is the operator of the joint venture.

Property Interests and Location

The Louvicourt property consists of an 1,800 metre by 1,900 metre area (845 acres) held under various mining and surface leases and mining claims.

The property is located in Louvicourt Township approximately 24 km east of the city of Val d'Or, Québec and is accessed by road off highway #117. A 3 km railway spur line connects the operation to the CN railway for the shipment of copper and zinc concentrates.

Geology

The Louvicourt deposit, which was discovered by Aur in 1989, lies within a 1.5 km wide unit of felsic volcanic rocks of the Val d'Or Formation that host numerous copper-zinc massive sulphide occurrences. The deposit consists of massive, stringer and disseminated sulphides of copper (chalcopyrite), zinc (sphalerite) and iron (pyrite) with associated economically significant gold and silver mineralization.

The copper and zinc sulphides are relatively coarse grained and can be readily concentrated to saleable concentrates using standard flotation circuits. The gold and silver report to the copper concentrates and provide significant precious metal revenues to the mine. The concentrates have no impurities which cause smelter penalties to be incurred.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources at the Louvicourt mine as estimated by Aur as at December 31, 2003:

Mineral Reserves

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	1,629	2.76	1.96	23.8	0.85
Probable	12	0.16	9.42	48.3	0.99
Total Reserves	1,641	2.74	2.01	24.0	0.85

Mineral Resources (including Reserves)

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	1,230	3.66	2.48	30.2	1.06
Indicated	9	0.21	11.91	61.4	1.24
Total Resources	1,239	3.64	2.55	30.4	1.06
Inferred	0	0	0	0	0

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors.

The reserve calculations incorporate a copper price of $0.85/lb., a zinc price of $0.40/lb., a silver price of $5.00/oz., a gold price of $325/oz., an exchange rate of $1.00=CDN$1.35 for material to be mined in 2004 and $0.95/lb, $0.50/lb, $5.00/oz $350/oz and $1.00=CDN$1.43 respectively for material scheduled to be mined in 2005, and a net smelter return cut-off of CDN$36.00 per tonne.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are, approximately, 0.3% CuEq for 1% Zn, 0.005% CuEq for 1 g/t Ag and 0.5% CuEq for 1 g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Measured, indicated and inferred resources (none in this case) are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Underground and Surface Facilities

Access to the deposit is provided via a circular concrete lined shaft sunk to a depth of 945 metres with underground sub-levels at 30 metre intervals connected by an internal ramp. An ore pass system gravity-feeds ore to a crusher located on the 900 metre level where the ore is crushed prior to hoisting to surface. Mine equipment is trackless, utilizing diesel and electric power. Paste backfill is utilized to provide ground support and to reduce the volume of tailings required to be stored in the surface tailings facility.

Surface facilities at the Louvicourt minesite principally consist of a concentrator, a headframe and hoisthouse, a paste backfill plant, office and dry facilities, maintenance shops and a warehouse.

The concentrator, which produces copper and zinc concentrates, is a standard differential flotation mill comprised of a grinding section, with a semi-autogenous (SAG) mill, and a flotation section with copper and zinc circuits. Approximately 50% of the tailings are pumped to a submerged tailings pond located 8 km northwest of the concentrator. The balance of the tailings is placed underground as backfill. Electrical power for the operation is supplied from the nearby Hydro Québec power grid.

The labour force employed in the operation of the mine totalled 234 people as at December 31, 2003. The employees are not unionized.

The Louvicourt mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Mine Plan and Production Statistics

Production commenced at the Louvicourt mine in 1994. During the period 1996-2001, the mining rate was 4,300 tonnes per day ("tpd"). The mining rate was reduced to 4,100 tpd in 2002 and to 3,500 tpd in 2003 due to a reduction in reserves and stopes available for mining. The mining rate is expected to average 3,000 tpd in 2004. As at December 31, 2003, the Louvicourt mine had produced approximately 13.9 million tonnes of ore at an average grade of 3.5% copper, 1.5% zinc, 25.9 g/tonne silver and 0.9 g/tonne gold. The current proven and probable reserves at the Louvicourt mine can support production until mid-2005.

Louvicourt Mine Statistics (100%)

	1999	2000	2001	2002	2003	2004 Budget
Operations						
Tonnes milled	1,612,475	1,586,045	1,570,820	1,485,052	1,260,334	1,098,000
Tonnes per day	4,418	4,345	4,304	4,069	3,453	3,000
Copper grade (%)	4.2	3.3	3.4	3.1	3.2	2.7
Zinc grade (%)	1.4	1.4	1.4	1.6	1.7	2.1
Silver grade (g/t)	28.5	24.7	25.2	24.0	26.3	24.5
Gold grade (g/t)	1.01	0.85	0.91	0.83	0.68	0.79
Copper recovery (%)	96.9	96.8	96.9	96.8	96.8	96.3
Zinc recovery (%)	77.9	81.4	82.3	83.8	83.8	84.5
Silver recovery (%)	72.2	72.2	69.5	65.0	64.4	63.3
Gold recovery (%)	72.2	69.2	72.2	70.5	69.4	68.3
Production						
Copper concentrate (tonnes)	228,274	179,478	183,857	156,765	138,514	101,915
Zinc concentrate (tonnes)	30,417	32,805	32,232	35,736	31,926	33,778
Copper production (million lbs.)	143	112	114	99	86	64
Zinc production (million lbs.)	37	40	39	44	39	42
Silver production (oz.)	1,068,000	870,000	884,000	746,000	687,000	547,000
Gold production (oz.)	37,700	31,000	33,300	27,800	19,000	19,100
Costs						
Production cost per pound of copper sold*†	$0.41	$0.42	$0.45	$0.46	$0.46	$0.54
Minesite operating cost per tonne of ore milled†	$24.30	$24.95	$25.99	$26.25	$29.00	$32.77
Expenditures on property, plant and equipment (millions)	$2.5	$2.0	$1.2	$0.0	$0.0	$0.0

* Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits.
† Aur's 30% share.

Concentrate Sales Agreements

The copper concentrates produced at the Louvicourt mine are currently sold to Noranda Metallurgy Inc. and are shipped by rail to and smelted at its smelter in Rouyn, Québec. The prices received for the payable copper, gold and silver contained in such concentrates are based on London Metal Exchange ("LME") and London

Bullion Market Association quotations. Treatment and refining charges are adjusted annually.

The zinc concentrates are currently sold to Canadian Electrolytic Zinc Limited and are shipped by rail to and smelted at its smelter in Valleyfield, Québec. The price received for the payable zinc contained in such concentrates is based on LME quotations.

Louvicourt's closure plan, initially approved in 1996, was updated in 2002 and the updated plan has received preliminary approval from the Québec Ministry of Natural Resources. Aur's share of the total closure costs, including reclamation, employee severance costs and future site monitoring, is estimated to be $1.5 million.

Quebrada Blanca Mine

Ownership Interests

The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. ("CMQB"). Aur owns 90% of the Series A shares of CMQB. Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB. Empresa Nacional de Minera ("ENAMI"), a Chilean government entity, owns 100% of the Series B shares of CMQB. Aur's 76.5% overall shareholding interest in CMQB is derived from its 90% ownership of the Series A shares of CMQB. When combined with the Series B and Series C shares of CMQB, Aur's 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total share equity. When combined with its 10% Series A shareholding, Pudahuel's 100% holding of Series C shares of CMQB equates to a 13.5% interest in CMQB's total share equity. ENAMI's 100% holding of Series B shares of CMQB equates to a 10% interest in CMQB's total share equity. The owners of the Series A shares of CMQB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca mine into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any expenditures on property, plant and equipment. The Series B shares of CMQB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time, without being required to contribute any further capital. The Series C shares of CMQB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time, without being required to contribute any further capital. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders (the "CMQB Shareholders Agreement"), at least 30% of the net profits of CMQB in each year must be distributed as dividends once CMQB has repaid the existing senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all shareholder debt, including subordinated debt and other obligations of CMQB to Aur, will be repaid prior to the payment of dividends, the Series B and Series C shares in essence provide the holders thereof with, respectively, the equivalent of a 10% and a 5% net profits interest in the Quebrada Blanca mine. ENAMI is also entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, as at December 31, 2003, was $1.38/lb.

Pursuant to the CMQB Shareholders Agreement, Aur is entitled to appoint four members to CMQB's board of directors, with Pudahuel being entitled to appoint one such member and ENAMI being entitled to appoint two such members.

Property Interests and Location

CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, CMQB owns surface rights covering the minesite and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area.

The Quebrada Blanca mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the minesite is via road from Iquique.

The property is in the Andes at an altitude of between 4,090 and 4,400 metres. The climate is arid or semi-arid with rain and snow precipitation totaling 150 mm to 200 mm per year. Temperatures typically range from minus 5^{0}C to plus 8^{0}C in the winter and from 0^{0}C to 15^{0}C in the summer.

Geology

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited the primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents the leachable mineral reserves and resources at the Quebrada Blanca mine as estimated by CMQB for the heap leach and dump leach categories as at December 31, 2003:

Mineral Reserves

	Heap Leach			Dump Leach			Total		
	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Proven	43,134	1.22	1.03	53,436	0.54	0.32	96,570	0.85	0.64
Probable	36,394	1.02	0.89	53,913	0.45	0.29	90,307	0.68	0.53
Total Reserves	79,528	1.13	0.97	107,349	0.50	0.31	186,877	0.77	0.59

Mineral Resources (including Reserves)

	Heap Leach			Dump Leach			Total		
	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Measured	43,853	1.23	1.04	56,702	0.54	0.32	100,555	0.84	0.63
Indicated	39,468	1.02	0.89	82,600	0.45	0.28	122,068	0.63	0.48
Total Resources	83,321	1.13	0.97	139,302	0.49	0.30	222,623	0.73	0.55
Inferred	19,998	0.95	0.81	55,283	0.43	0.27	75,280	0.57	0.42

Notes:

"t(000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The CMQB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Neil C. Barr, P.Geo., Chief Geologist at the Quebrada Blanca mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the CMQB03 resource block model and adjusted for the pit topography on December 31, 2003.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.50 SCu% for heap leach, 0.125 SCu% for sulphide dump leach, and 0.161 SCu% for oxide dump leach material. Proven reserves include broken stockpiles totaling 19.7 million tonnes grading 0.54 TCu% (0.41 SCu%). Measured resources are defined by a minimum of 20 drill hole assay composites and a drill hole spacing of approximately 50 m x 50 m x 70 m, indicated resources are defined by between 9 and 19 drill hole assay composites and a drill hole spacing of approximately 70 m x 70 m x 100 m and inferred resources, by between 4 and 8 drill hole assay composites and a drill hole spacing of approximately 100 m x 100 m x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The primary (hypogene) deposit which underlies the supergene mineralization at the Quebrada Blanca mine is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline hypogene resources and/or reserves at Quebrada Blanca mine.

Mining, Processing and Production

Production commenced in August 1994 and, as at December 31, 2003, the Quebrada Blanca mine had produced 615,648 tonnes of cathode copper from 60.1 million tonnes of ore mined and stacked on the heap leach pads at an average grade of 1.50% total copper. In addition, the Quebrada Blanca mine produced 13,358 tonnes of cathode copper in 2003 from the leaching of dump leach ore initiated in January, 2003.

Quebrada Blanca Mine Statistics (100%)

	1999	2000	2001	2002	2003	2004 Budget
Operations						
Tonnes ore & waste mined (millions)	31.8	28.7	30.5	30.8	35.5	36.6
Tonnes heap leach ore stacked (millions)	5.8	5.9	7.5	7.3	7.3	7.7
Tonnes heap leach ore stacked/day	16,030	16,396	20,435	20,052	19,877	21,096
Total copper grade stacked (%)	1.49	1.49	1.46	1.52	1.25	1.29
Soluble copper grade stacked (%)	1.27	1.24	1.34	1.41	1.10	1.09
Tonnes dump leach ore mined (millions)	-	-	5.1	3.3	6.8	6.5
Total copper grade of dump leach mined (%)	-	-	0.58	0.59	0.46	0.54
Strip ratio	3.1:1	2.7:1	1.4:1	1.9:1	1.5:1	1.6:1
Production						
Copper cathode produced (million lbs.)	161.1	151.3	164.4	162.8	176.6	174.4
Copper cathode produced (tonnes)	73,077	68,615	74,577	73,827	80,084	79,104
Costs						
Operating cost per pound of copper sold*	$0.52	$0.52	$0.47	$0.48	$0.50	$0.50
Expenditures on property, plant and equipment (millions)	-	$6.7	$9.8	$25.2	$2.8	$1.7

* Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.

The current Quebrada Blanca life of mine plan involves the open-pit mining of approximately 21,000 tpd (7.7 million tonnes per year ("tpy")) of ore to be heap leached up to and including 2007 and 25,000 tpd (9.0 million tpy) thereafter. In addition, under the said mine plan, an average of 27,000 tpd of lower grade ore will be dump leached and an average of 67,000 tpd of waste will be mined during the period 2004-2013. The current proven and probable reserves at the Quebrada Blanca mine are sufficient to sustain copper production under the current mine plan until at least 2015. A program of infill drilling, designed to upgrade mineral resources to the reserve category, is ongoing and will result in periodic updates to mineral resource and reserve estimates and revised long term mine plans.

The Quebrada Blanca mine processing facilities produce cathode copper by utilizing crushing, agglomerating, stacking, heap leaching, dump leaching and solvent extraction and electrowinning ("SX-EW") processes.

Mining on 15 and 7.5 metre benches is carried out using standard drilling and blasting techniques, mucking with three 27 cu. yd. shovels and two front end loaders and hauling the ore and waste with a fleet of eight 185 tonne trucks. Heap leach ore is delivered to a three stage crushing facility located close to the open pit, where the ore is crushed, screened and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high utilizing a grasshopper stacking system on two dynamic (load-unload) leach pads. Sulphuric acid is applied, using drippers and wobblers, to the ore to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 77% of the soluble copper in approximately 510 days. The dynamic heap leach pad arrangement allows for up to 550 days of leaching time before spent ore must be removed. The dump leach facility, which leaches the uncrushed, lower grade supergene and oxide ores, commenced operation in January, 2003.

Copper-bearing solutions are collected from the heap leach pads for processing in the SX-EW plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant is capable of producing 80,000 tonnes of cathode copper per year. The cathode copper produced is trucked to Iquique for shipment to purchasers. All cathode produced by CMQB in 2003 was LME Grade A and is anticipated that CMQB will obtain LME brand registration of its cathode copper in 2004.

Up to 35 MW of electrical power for the minesite is supplied by on-site diesel generators using heavy oil fuel. In November, 2002, the Quebrada Blanca mine was connected to the SING power grid in northern Chile in order to provide an additional 14 MW of electrical power to the site. Process water is supplied from seven CMQB-owned water wells and associated water rights located in the Salar de Michincha and pumped through a 38 km pipeline to the site.

Expenditures on property, plant and equipment were $2.8 million in 2003 compared to $25.2 million in 2002. The 2003 expenditures included $1.0 million for the power house energy optimization project, $0.3 million for the conversion of the boiler fuel supply to bunker "C" and $0.4 million for a GPS based grade control system. The 2002 expenditures included $16.9 million to complete the dump leach facility and $6.1 million to complete the connection of the Quebrada Blanca mine to the SING power grid.

Mine infrastructure also includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, a powerhouse and fully serviced camp.

The labour force employed in the operation of the mine totalled 1,227 people as at December 31, 2003, including approximately 569 people employed by on-site contractors and 17 in an administrative office in Iquique. Most of the on-site employees and contractor personnel work on a 7 days on-7 days off, 12 hours per day schedule, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule. The Quebrada Blanca mine operates under a collective agreement with a local union established at the mine. The current collective agreement expires in late June, 2004.

The Quebrada Blanca mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Marketing

Sales agreements have been entered into with three metals trading entities under which an aggregate of 4,750 tonnes per month of cathode copper to be produced by the Quebrada Blanca mine in 2004 has been sold at prices based on the average LME cash settlement price for the month subsequent to the month of sale, plus a premium. The remaining CMQB copper cathode production in 2004 will be sold on the spot market.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo ("CDA"). Aur owns 70% of the Series A shares of CDA, with Compañía Minera del Pacífico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares of CDA. ENAMI owns 100% of the Series B shares of CDA. When combined with Series B shares of CDA, Aur's 70% holding and CMP's 30% holding of the Series A shares of CDA equate to 63% and 27% interests, respectively, in CDA's total share equity. ENAMI's Series B shares of CDA equate to 10% of CDA's total share equity. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of CDA are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further capital. As it is currently intended that all shareholder debt incurred by CDA to put the Andacollo mine into production will be repaid prior to the payment of dividends, the Series B shares in essence provide ENAMI with the equivalent of a 10% net profits interest in the mine.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the minesite and other areas aggregating approximately 21 square km.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the port city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary copper deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick. The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite). This supergene copper deposit, which comprises the ore currently being mined at Andacollo, occupies an area of approximately 1,500 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into the primary (hypogene) porphyry style copper deposit mineralized with pyrite and chalcopyrite.

Mineral Reserves and Resources

The following table presents the leachable mineral reserves and resources at the Andacollo mine as estimated by CDA for the oxide and supergene portions of the deposit as at December 31, 2003:

Mineral Reserves

	t(000's)	TCu(%)	SCu(%)
Proven	17,371	0.75	0.66
Probable	360	0.59	0.52
Total Reserves	17,731	0.75	0.65

Mineral Resources (including Reserves)

	t(000's)	TCu(%)	SCu(%)
Measured	53,389	0.54	0.45
Indicated	9,425	0.69	0.64
Total Resources	62,814	0.57	0.48
Inferred	773	0.50	0.45

Notes:

"t(000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Mine Geologist, Andacollo Mine and David J. Libby, P.Eng., Vice-President, Mining Operations, South America Division. The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the August, 2003 final pit outline which was derived from the 2003 resource block model and adjusted for the pit topography at December 31, 2003.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and variable cut-off grades ranging from 0.20 SCu% to 0.38 SCu% and averaging 0.28 SCu%. Proven reserves include broken stockpiles totaling 0.27 million tonnes averaging 0.79 TCu% (0.55 SCu%) and measured resources include broken stockpiles totaling 4.8 million tonnes averaging 0.48 TCu% (0.30 SCu%), with the remainder being in situ. Measured resources are defined by a minimum of 22 drill hole assay composites and a drill hole spacing of approximately 50 m. The indicated resources are defined by between 3 and 21 drill hole assay composites and a drill hole spacing of approximately 50 m x 75 m to 100 m and inferred resources, by up to 2 composites and drill holes spaced at over 100 m.

Additional low grade mineral reserves totaling 5.7 million tonnes grading 0.35 TCu% (0.27 SCu%) in the proven category are being stockpiled and will be available for leaching at the end of the projected minelife.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A primary, copper-gold sulphide mineral resource containing principally chalcopyrite mineralization has been outlined by drilling beneath the supergene mineralization at Andacollo. A pre-feasibility study was carried out by Aur in 1998 involving the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation to produce copper concentrates. The study established measured and indicated mineral resources as follows:

	Cut-Off Grade	Tonnes (millions)	TCu (%)	Au (g/t)
Measured & Indicated Resource	0.30 CuEq	312	0.46	0.15
Measured & Indicated Resource	0.40 CuEq	178	0.52	0.17

Notes:

"TCu%" means assayed total copper grade; "CuEq" means copper equivalent. Metal prices used in study: Cu, $1.00/lb; Au, $300.00/oz. Copper equivalency takes into account the expected recoveries of copper and gold.

At the time of completion of the study, measured and indicated resources were not classified separately. As such, they do not comply with NI 43-101 and should be considered to be order of magnitude resources only, contained within the pit outline used.

Resources that do not qualify as reserves do not have demonstrated economic viability.

The pre-feasibility study indicated that it could be economic to develop the above resources at copper prices above approximately $0.95 per pound.

Mining, Processing and Production

Production commenced at the Andacollo mine in late 1996. As at December 31, 2003, the Andacollo mine had produced 150,894 tonnes of cathode copper from the mining of 24.5 million tonnes of ore at an average grade of 0.90% total copper.

Andacollo Mine Statistics (100%)

	1999	2000	2001	2002	2003	2004 budget
Operations						
Tonnes ore & waste mined (millions)	9.6	12.7	16.4	16.6	16.1	17.1
Tonnes ore stacked (millions)	3.0	3.4	3.7	3.8	3.6	3.6
Tonnes ore stacked/day	8,085	9,405	10,441	10,519	9,990	9,889
Total copper grade stacked (%)	0.93	0.94	0.81	0.77	0.80	0.80
Soluble copper grade stacked (%)	0.75	0.79	0.71	0.67	0.73	0.68
Strip ratio	2.5:1	2.7:1	3.4:1	3.3:1	3.4:1	3.7:1
Production						
Copper cathode produced (million lbs.)	48.1	48.6	46.5	48.7	46.4	47.8
Copper cathode produced (tonnes)	21,800	22,029	21,095	22,109	21,033	21,669
Copper inventory in heaps (tonnes)	10,161	13,630	10,188	7,148	9,399	9,662
Costs						
Operating cost per pound of copper sold*	$0.49	$0.44	$0.52	$0.50	$0.54	$0.55
Expenditures on property, plant and equipment (millions)	-	$0.2	$2.9	$1.8	$2.1	$2.6

* Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.

The current proven and probable heap leach reserves at the Andacollo mine are sufficient to sustain copper production until 2009. The current Andacollo life-of-mine production plan provides for the mining and processing of 16.9 million tonnes of ore at an average grade of 0.80% total copper and the production of approximately 95,700 tonnes (210 million pounds) of LME Grade A cathode copper. To access the mineral reserves, approximately 47.7 million tonnes of waste rock (including 6.3 million tonnes of low grade reserves which will be stockpiled for possible treatment at the end of the life of the mine) will be mined from the pit over the remaining life of the mine at an average strip ratio of 2.8:1. Infill drilling scheduled to be completed during 2004 may result in revisions being made to the mineral reserves, resources and the mine plan.

The Andacollo processing facilities produce LME Grade A cathode copper by utilizing crushing, agglomeration, heap leaching and SX-EW processes. The Andacollo mine cathode copper was granted LME brand registration in May, 1999.

Ore is mined by open-pit mining methods. Standard drilling and blasting techniques are used to mine the deposit on five metre benches which are mucked in increments of 2.5 metres using two 7 cu. metre hydraulic shovels, in a backhoe configuration to optimize grade control, together with two 9 cu. metre front end loaders. The ore and waste is hauled with eight 91 tonne trucks. The ore is delivered to a three stage crushing facility.

The ore is crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and water and placed on leach pads in multiple lifts of seven metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The leaching process currently recovers approximately 83% of the soluble copper in approximately 360 days. The resultant copper-rich solutions are then collected and piped to the SX-EW plant.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The design capacity of the electrowinning plant is 20,000 tonnes per year; however, this has been exceeded each year since the commencement of production by up to 10%. The cathode copper produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers. All copper cathode produced by CDA in 2003 was LME registered and LME Grade A.

Electric power is supplied from El Peñon, near La Serena, and transmitted a distance of 20 km to the Andacollo site using a 110 kV power line. Process water is pumped through a 28 km long pipeline to the site from a CDA-owned water well and associated water rights near El Peñon.

Expenditures on property, plant and equipment in 2003 were $2.1 million, including the replacement of lead anodes and scheduled major overhauls of mobile mining equipment. Also included in the 2003 expenditures on property, plant and equipment was $0.9 million expended on an expansion of the heap leach pad area, which expansion was commenced in 2003. This expansion is being carried out in order to provide leach pad area to process the remaining reserves in the mine plan and to provide additional leach pad area for the potential processing of additional stockpiled low grade ore. Expenditures on property, plant and equipment in 2004 are expected to be $2.6 million, of which $1.1 million has been allocated for the completion of the expansion of the heap leach pad area.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine totalled 448 people as at December 31, 2003, including approximately 138 people employed by on-site contractors. The Andacollo mine operates under two collective agreements with local unions established at the mine. The current collective agreement with the non-supervisory workforce expires in early June, 2004.

The Andacollo mine operates in accordance with all applicable laws, standards and practices for environmental protection.

Marketing

Sales agreements have been entered into with two metals trading entities whereunder 1,433 tonnes per month of cathode copper to be produced by the Andacollo mine in 2004 have been sold to such entities at a price based on the average LME cash settlement price for the month subsequent to the month of sale, plus a premium. The remaining Andacollo cathode copper production in 2004 will be sold on the spot market.

Duck Pond Project

Ownership Interests

In March, 2002, Aur purchased the right to acquire a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland from Thundermin Resources Inc. ("Thundermin") and Queenston Mining Inc. ("Queenston"). The purchase price payable to Queenston for its 50% interest in the property was CDN$3 million in cash and the purchase price payable to Thundermin for its 50% interest in the property was CDN$2.1 million in cash and the tender to Thundermin of Aur's 11,209,968 shares of Thundermin valued at CDN$900,000.

Aur's interest in the project is held pursuant to an option agreement dated March 1, 1999, as amended by an agreement dated March 20, 2002, with Noranda Mining and Exploration Inc. ("Norex"), a subsidiary of Noranda, whereunder Aur can acquire a 100% interest in the Duck Pond property from Norex by bringing the property into production by June 30, 2006. Upon achieving production, Aur must pay Norex CDN$3,000,000 and a 2% net smelter returns royalty on production from the property. The time for bringing the property into production can be extended by making certain cash payments to Norex.

Property Interests and Location

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 10,923 hectares and hosts two known copper-zinc-silver-gold deposits (Duck Pond and Boundary).

Mineral Reserves and Resources

The following table presents the mineral reserves and resources on the Duck Pond property as estimated by Aur as at December 31, 2003:

Mineral Reserves

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	1,190	3.37	5.27	53.0	0.75
Probable	2,888	3.26	5.85	61.9	0.90
Total Reserves	4,078	3.29	5.68	59.3	0.86

Mineral Resources (including Reserves)

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	1,029	4.05	6.40	62.3	0.86
Indicated	2,511	4.03	7.40	75.5	1.08
Total Resources	3,540	4.03	7.11	71.7	1.01
Inferred	1,073	3.04	7.05	71.2	0.81

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Duck Pond reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Petr Pelz, P.Geo., Senior Mine Geologist, Duck Pond Project, as to the resource block model, resource classification and estimate and Denis Fleury, Eng., Chief Engineer, Louvicourt Mine as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for internal and external dilution and for extraction losses.

The reserve calculations incorporate a copper price of $0.95/lb., a zinc price of $0.50/lb., a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of $1.00=CDN$1.47 and net smelter return cut-offs of, approximately, CDN$42 per tonne for the underground reserves and CDN $30 per tonne for the open pit reserves.

The resources are stated at a 2.5% copper equivalent ("CuEq") cut-off grade for the underground reserves and a 1.83% CuEq cut-off grade for the open pit reserves. The CuEq grades applied to by-product metals are, approximately, 0.35% CuEq for 1% Zn, 0.003% CuEq for 1 g/t Ag and 0.09% CuEq for 1 g/t Au. The resource classification is based on the proximity of drill hole composite samples to block centres as follows:- measured resources, up to 10 m spacing, indicated resources between 10 m and 30 m spacing and inferred resources, more than 30 m spacing.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Project Status

AMEC Mining and Metals ("AMEC"), a division of AMEC Americas Limited, completed a feasibility study on the Duck Pond project in May 2001, which study was updated by AMEC and Aur during 2003 (the "AMEC/Aur Study").

At copper and zinc prices of $0.95/lb. and $0.50/lb. respectively, and based on the capital development costs and operating costs envisaged in the AMEC/Aur Study, the Duck Pond project does not meet Aur's minimum required 15% rate of return on invested capital. Aur believes that further optimization of the Duck Pond project is possible and is currently carrying out optimization studies in respect of the Duck Pond development and mine plan as well as examining areas where capital and operating costs could potentially be reduced. The potential capital cost reductions principally in the process plant and surface buildings areas and on infrastructure items (roads, power, communications, port facilities), including potential assistance from the Government of Newfoundland and Labrador, are currently being evaluated.

Underground development and operating cost reductions through modifications to the mining methods are also being analyzed. It is expected that this review work will be completed and a decision as to the commencement of development work made by mid-2004.

An Environmental Impact Statement (EIS) for the project has been submitted to the relevant governmental authorities and the project was released from further environmental assessment by the Government of Newfoundland and Labrador in 2001.

Exploration work on the Duck Pond property will include the expenditure of $0.3 million in an effort to increase the reserves.

Exploration

Exploration is an important component of Aur's overall corporate growth strategy. Aur's exploration efforts are concentrated in the Americas and are focused primarily on the discovery of bulk mineable copper, copper-gold and copper-dominated polymetallic deposits.

In 2003, Aur, as operator, expended $4.1 million on exploration work on its properties, Aur's share of which expenditures was $3.3 million. On a geographic basis, 59% of such expenditures were made in South America and 41% in North and Central America. No new orebodies were discovered in 2003; however, significant copper mineralization was intersected in drilling on the Petacas property in Chile and a number of new projects were identified for potential acquisition in 2004.

During 2003, Aur sold its portfolio of exploration properties in Manitoba and Saskatchewan. The RLM property in Saskatchewan was sold to Thundermin for 176,700 common shares of Queenston held by Thundermin and Foran Mining Corporation ("Foran") acquired the balance of the properties for 900,000 common shares of Foran. Aur retained certain back-in rights and net smelter return royalties on these properties. In addition, in 2003, Aur granted Alexis Minerals Corporation ("Alexis"), in two separate transactions, the option to acquire an initial 50% interest of Aur's interest in two separate groups of its gold properties located in the Val d'Or mining camp, aggregating 15 properties in total. To exercise both options, Alexis must incur expenditures on work on the properties aggregating CDN$5.0 million and make cash payments to Aur aggregating CDN$1.155 million over the period 2003-2006. Alexis, upon acquiring an initial 50% interest in said properties, has the further right to acquire Aur's remaining 50% interest in the properties and to acquire Aur's 1,500 tpd Aurbel gold mill by making further cash payments to Aur aggregating CDN$9.0 million. Should Alexis exercise such further rights, Aur will retain a 4% net smelter return royalty on these properties. Should Alexis not exercise its said rights, then Aur and Alexis will form two separate 50-50 joint ventures in respect of the two groups of these properties.

In March, 2004, Aur also optioned 18 of its base metal exploration properties located in the Val d'Or mining camp to Alexis, which can acquire Aur's interest in these properties by incurring CDN$4.0 million on exploration work on these properties and by making a CDN$1.0 million cash payment to Aur by March 31, 2008. If Alexis' option is exercised, Aur will retain a 2%-2.5% net smelter royalty on these properties.

The sale or optioning of Aur's landholdings in the Val d'Or and Manitoba-Saskatchewan areas eliminated the need for Aur to maintain exploration offices in those areas. In December, 2003, Aur closed its Val d'Or, Québec and Flin Flon, Saskatchewan offices and centralized its exploration team in a new exploration office in the Toronto area.

Aur also had the right to earn a controlling interest in the Cerro Colorado copper deposit located in Panama from the Government of Panama. The Cerro Colorado copper deposit is one of the largest undeveloped copper deposits in the world with resources, estimated by previous owners, of 1.75 billion tonnes at an average grade of 0.64% copper. Aur's rights under its agreement with the Government of Panama became subject to termination by the Government in March, 2003 when the agreement was to have expired; however, while the Government in 2003 indicated to Aur that an extension to the agreement would be granted, to date the extension agreement has not been received and, accordingly, Aur's rights to this property remain unclear.

Aur's 2004 exploration budget is $5.4 million, 49% of which has been allocated to North and Central America, 42% to South America and 9% to identifying, evaluating and negotiating for the potential acquisition of development stage projects and/or producing mining assets.

Risk Factors and Governmental Regulation

Copper Price Volatility

Aur's revenues, net earnings and cash flow from operations are principally affected by changes in the price of copper (with mine operating costs being essentially unaffected by such changes). Copper prices have historically been subject to cyclical fluctuations and are affected by factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990, 1995 and each year thereafter until 2003:

1980	1985	1990	1995	1996	1997	1998	1999	2000	2001	2002	2003
$0.99	$0.64	$1.21	$1.33	$1.06	$1.03	$0.75	$0.71	$0.82	$0.72	$0.71	$0.81

The cash settlement price of copper on the LME was $1.38/lb. on March 18, 2004.

See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Sensitivity to commodity prices and foreign exchange rates".

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or by the estimated completion date. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Naturally occurring events such as seasonal weather variations, floods and earthquakes as well as rock bursts, cave-ins, rock slides and other operation related incidents involved in development work and/or mining operations may also adversely impact Aur's operating activities. In addition, a collective agreement at each of the Quebrada Blanca and Andacollo mines expires in June, 2004 and failure to negotiate the renewal thereof on a timely basis could result in a disruption of the mining operations at the relevant mine. The dump leach facility at the Quebrada Blanca mine began operation in January, 2003 and, therefore, until such time as this facility demonstrates expected operating performance over an extended period of time, there remains a risk that there will be a shortfall in budgeted copper production in 2004 and thereafter.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish resources by drilling, to upgrade the resources to reserves through economic evaluations, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Louvicourt, Quebrada Blanca and Andacollo mines are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the volume and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Outstanding Financial Obligations

Aur had $125 million of senior unsecured notes (the "Notes") outstanding as at March 10, 2003, repayable in four equal annual installments of $31,250,000 commencing March 11, 2007. The terms of the Notes place certain limitations on Aur's ability to, among other things, incur additional indebtedness and/or carry out substantial asset sales and also require Aur to maintain a specified level of net worth and maintain certain debt service and interest coverage ratios.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations are or may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as taxes, royalties, restrictions on production, price, marketing and export controls and/or restrictions expropriation of property, environmental legislation and changes thereto.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial data with respect to Aur on a consolidated basis for the years indicated. The information appearing below has been derived from and should be read in conjunction with the consolidated financial statements of Aur and notes thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information in respect of the data in the following table:

	Year Ended Dec. 31, 2003	2002	2001
	(in $000's except per share amounts)		
Revenues	215,601	195,622	215,848
Total Assets	447,160	455,188	474,565
Current Assets	132,052	108,634	123,722
Current Liabilities	33,815	63,370	61,142
Long Term Debt	136,588	102,162	137,797
Net Earnings	10,860	10,618	21,535
Basic Earnings per common share	0.11	0.10	0.22
Diluted Earnings per common share	0.11	0.09	0.19

Aur paid a dividend of CDN$0.05 per common share on each of June 30, 1999 and June 30, 1998, such dividends being the only dividends paid by Aur since its incorporation. In order to maximize its cash balances and therefore minimize the need to raise capital to finance the acquisition of its Quebrada Blanca mine interests in 2000, Aur did not pay any dividends in 2000 nor, in order to maximize its ability to repay debt and maximize its working capital, has Aur paid dividends subsequently. It is envisaged that annual dividends will be recommenced in such amounts and at such time as Aur's financial resources, level of indebtedness and/or other factors warrant such recommencement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for Aur's last two fiscal years, which is contained in Aur's 2003 Annual Report under the heading "Management's Discussion and Analysis", is incorporated herein by reference.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
Jorge Carey Santiago, Chile	Director	Barrister and Solicitor, Senior Partner and Chairman of Carey y Cia, attornies	2002
James W. Gill Toronto, Ontario	President, Chief Executive Officer & Director	President and Chief Executive Officer of Aur	1981
Norman B. Keevil Vancouver, British Columbia	Director	Chairman of the Board of Teck, a mining company, since July, 2001 and, prior thereto, President and/or Chief Executive Officer of Teck	1992

William J.A. Kennedy Grafton, Ontario	Director	Consultant	1984
Martin Claude Lepage St. Lambert, Québec	Director and Chairman of the Board	Barrister and Solicitor, Stikeman Elliott	1985
Peter N. McCarter Toronto, Ontario	Vice-President, Secretary & Director	Vice-President and Secretary of Aur	1985
William J. Robertson South Surrey, British Columbia	Director	Retired Executive since December, 2000; prior thereto, Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company	1992
Howard R. Stockford Toronto, Ontario	Executive Vice-President & Director	Executive Vice-President of Aur	1984
Ronald P. Gagel Mississauga, Ontario	Vice-President and Chief Financial Officer	Vice-President and Chief Financial Officer of Aur	n/a
Kathryn J. Noble	Assistant Secretary	Assistant Secretary of Aur	n/a

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Aur as a group was 1.8% as at December 31, 2003.

Committees of Aur's board of directors consist of the audit committee, the compensation committee and the corporate governance and nominating committee. The members of each of such committees are Messrs. Kennedy, Lepage and Robertson. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated March 18, 2004.

STOCK EXCHANGE LISTING

The common shares of Aur are listed for trading on the Toronto Stock Exchange.

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of this Annual Information Form;
   (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2003 and auditors' report thereon;
   (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2003;

(iv) one copy of its Management Information Circular dated March 18, 2004 in respect of its 2004 annual meeting of shareholders; and

(v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated March 18, 2004. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2003.

Copies of the above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.